As filed with the Securities and Exchange Commission on November 15, 2017

Registration No. 333-[            ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

MONTANA	6022	81-0519541
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RANDALL M. CHESLER

President and Chief Executive Officer

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN	DAVID CHISHOLM	SCOTT A. BERDAN
BART E. BARTHOLDT	Christian, Samson & Jones, PLLC	Holland & Hart LLP
Miller Nash Graham & Dunn LLP	310 W. Spruce Street	1800 Broadway, Suite 300
Pier 70, 2801 Alaskan Way, Suite 300	Missoula, Montana 59802	Boulder, Colorado 80302
Seattle, Washington 98121-1128	Telephone: (406) 721-7772	Telephone: (303) 473-2712
Telephone: (206) 777-7506	Facsimile: (406) 721-7776	Facsimile: (303) 473-2720
Facsimile: (206) 340-9599

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided purchase to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, $0.01 Par Value	5,120,000	N/A	$93,861,388	$11,685.74

(1)	Represents the maximum number of shares of common stock, $0.01 par value per share estimated to be issuable by Glacier Bancorp, Inc. (“Glacier”) upon consummation of the merger with Inter-Mountain Bancorp., Inc. (“IMB”) described herein.
(2)	Estimated solely for purposes of calculating the registration fee and calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price of $93,861,388 is computed by calculating the product of (A) $460.64, the per-share book value of IMB common stock on October 31, 2017, times (B) 203,763 (the maximum number of shares of IMB common stock expected to be exchanged).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED November 15, 2017

PROXY STATEMENT	PROSPECTUS OF
OF INTER-MOUNTAIN BANCORP., INC.	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Inter-Mountain Bancorp., Inc. Shareholders:

As you may know, the boards of directors of Inter-Mountain Bancorp., Inc. (“IMB”) and Glacier Bancorp, Inc., Kalispell, Montana (“Glacier”) have each approved a merger of IMB with and into Glacier, subject to approval by IMB shareholders and appropriate bank regulators. Immediately following the merger, IMB’s subsidiary First Security Bank (“FSB”) will be merged into Glacier’s subsidiary Glacier Bank (“Glacier Bank”) subject to approval of appropriate bank regulators.

Under the terms of the Plan and Agreement of Merger, dated October 26, 2017 (the “merger agreement”), each outstanding share of IMB common stock will be exchanged for 22.841 shares of Glacier common stock, subject to certain adjustments.

The amount of Glacier common stock exchanged for each share of IMB common stock is subject to adjustment in the event that the average closing price for Glacier common stock prior to closing, calculated in accordance with the merger agreement, is less than $28.07 or more than $42.11, and IMB or Glacier provides notice to terminate the merger agreement, and Glacier or IMB, as the case may be, elects to adjust the number of shares on a per-share basis to be issued in the merger (or, with respect to Glacier, elects to pay additional cash consideration as described in this proxy statement/prospectus) in order to avoid such termination.

The merger agreement establishes a minimum requirement for IMB’s capital ($73,500,000) prior to the closing of the merger. If IMB’s closing capital, as adjusted in accordance with the terms of the merger agreement, is in excess of the minimum required, IMB may pay a special dividend to its shareholders in the amount of such excess. For purposes of illustration only, as of September 30, 2017, IMB’s closing capital would have been approximately $[        ], resulting in a special dividend available to IMB’s shareholders in the amount of approximately $[        ] per share.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $[        ], which was the closing price of Glacier common stock on [            ], 2017 as quoted on the NASDAQ Global Select Market, for each of your shares of IMB common stock, you will receive [    ] Glacier shares with an estimated current value of $[        ]. Trading in IMB common stock occurs very infrequently and is restricted by agreement. During 2017, IMB is aware of two transactions in its common stock, each of which was valued at $480.76 per share.

Assuming the exchange of all outstanding IMB common stock for Glacier common stock in accordance with the merger agreement, IMB shareholders will, in the aggregate, own approximately [    ]% of Glacier’s outstanding common stock following the merger.

IMB will hold a special shareholders’ meeting to vote on the merger agreement. The special meeting of the shareholders of IMB will be held on [            ], 2018, at [    ] [    ]. m. Mountain Time, at [    ], Bozeman, Montana. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

The board of directors of IMB has unanimously recommended that you vote FOR approval of the merger agreement and the other proposals described in this proxy statement/prospectus.

Robert K. Kamp, Chairman

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or IMB and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated [            ], 2017 and is first being mailed to

IMB shareholders on or about [            ], 2017.

INTER-MOUNTAIN BANCORP., INC.

208 East Main Street

Bozeman, Montana 59715

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD [            ], 2018

TO THE SHAREHOLDERS OF INTER-MOUNTAIN BANCORP., INC.:

A special meeting of shareholders of Inter-Mountain Bancorp., Inc. (“IMB”) will be held on [            ], 2018, at [        ] [        ].m. Mountain Time, at [        ], Bozeman, Montana. The special meeting is for the following purposes:

1.	To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of October 26, 2017, among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, IMB and First Security Bank (“FSB”), under the terms of which IMB will merge with and into Glacier and FSB will merge with and into Glacier Bank, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus.

2.	To approve one or more adjournments of the IMB special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of IMB common stock at the close of business on [            ], 2017, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of IMB’s outstanding common stock is required for approval of the merger agreement. To that end, IMB’s directors and certain IMB shareholders have signed agreements to vote their shares in favor of the merger agreement. Such persons are entitled to vote [                ] shares representing approximately [    ]% of all outstanding shares of IMB common stock. As of [            ], 2017, there were [                ] shares of IMB common stock outstanding.

IMB shareholders have the right to dissent from the merger and obtain payment of the fair value of their shares of IMB common stock under the Montana Code Annotated, Sections 35-1-826 through 35-1-839. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights of Appraisal.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of IMB has determined that the merger agreement is fair to, advisable, and in the best interests of IMB and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement. With regard to its recommendation that shareholders vote FOR approval of the merger agreement, the board of directors of IMB considered a number of factors, including the receipt of a fairness opinion from the investment banking firm of ProBank Austin, as discussed in “ Background of and Reasons for the Merger” beginning on page 19. Such factors also constituted the reasons that the board of directors determined to approve the merger agreement and to recommend that IMB shareholders vote in favor of the merger agreement.

You will receive instructions on how to exchange your shares of IMB common stock for the merger consideration promptly after the closing of the merger.

By Order of the Board of Directors,

Valarie Abraham, Secretary

Bozeman, Montana

[            ], 2017

WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that were previously filed with the SEC that are not included in or delivered with this document. See “Documents Incorporated by Reference” elsewhere in this document.

Glacier files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any reports, statements, or other information that Glacier files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Glacier’s SEC filings are also available to the public on the SEC site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to IMB shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of IMB for its special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

You can obtain the documents that are incorporated by reference into this proxy statement/prospectus through Glacier or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this proxy statement/prospectus, by requesting them in writing or by telephone from Glacier at the following address:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: Ron Copher, Corporate Secretary

Telephone: (406) 751-7706

Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

You will not be charged for the documents that you request. If you would like to request documents, please do so by [            ], 2017 in order to receive them before the IMB special shareholders’ meeting.

Glacier’s common stock is traded on the NASDAQ Global Select Market under the symbol “GBCI.”

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QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to solicit your proxy to vote in favor of the merger and to help you decide how to vote your shares of Inter-Mountain Bancorp., Inc. (“IMB”) common stock with respect to its proposed merger with Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless IMB receives the affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding shares of IMB’s common stock. IMB is holding a special meeting of shareholders to vote on proposals relating to the merger. Information about the special meeting is contained in this document. See “IMB Special Shareholders Meeting.”

This document is both a proxy statement of IMB and a prospectus of Glacier. It is a proxy statement because the officers and board of directors of IMB (the “IMB Board”) are soliciting proxies from IMB shareholders in connection with voting on the merger. It is a prospectus because Glacier will issue shares of its common stock in exchange for shares of IMB common stock as consideration to be paid in the merger.

What will IMB shareholders receive in the merger?

Under the terms of the merger agreement, each share of IMB common stock will be exchanged for 22.841 shares of Glacier common stock, subject to adjustment as described below. Assuming the exchange of all outstanding IMB common stock for Glacier common stock in accordance with the merger agreement, IMB shareholders will own, in the aggregate, approximately [    ]% of Glacier’s outstanding common stock following the merger.

If the IMB Closing Capital (as defined in the merger agreement) exceeds $73,500,000, subject to certain adjustments, IMB may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

The amount of Glacier common stock exchanged for each share of IMB common stock may be adjusted in certain circumstances based on whether Glacier common stock is trading either higher or lower than prices specified in the merger agreement immediately prior to the closing of the merger, in order to avoid termination of the merger agreement.

On [            ], 2017, the closing price of Glacier’s common stock was $[        ] per share. If the “average closing price” (determined over a 20 trading day period prior to the closing of the merger, calculated 10 days prior to the closing) of Glacier’s common stock exceeds $42.11, Glacier may terminate the merger agreement, unless IMB elects to accept a reduction on a per-share basis of the number of shares of Glacier common stock to be issued in the merger.

Conversely, if the “average closing price” is less than $28.07, IMB may terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock to be issued in the merger, or in Glacier’s discretion, Glacier pays cash, or a combination of cash and additional Glacier shares, so that the value of the consideration equals an amount specified in the merger agreement. See “The Merger – Termination of the Merger Agreement.”

By voting to approve the merger agreement, IMB shareholders will give the IMB Board the authority to elect to cause IMB to accept a reduction on a per-share basis of the number of shares of Glacier common stock to be issued in the merger if the Glacier average closing price exceeds $42.11 as described above. See “The Merger – Termination of the Merger Agreement.”

What will I receive in the merger?

Each outstanding share of IMB common stock you own will be exchanged for 22.841 shares of Glacier common stock, subject to adjustment as described above.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $[        ] (which was the closing price for Glacier common stock on [            ], 2017), each share of IMB common stock would be exchanged for consideration with a total value equal to $[        ].

How soon after the merger is completed can I expect to receive my merger consideration?

Glacier will work with its exchange agent, American Stock Transfer & Trust Company, LLC, to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of Glacier common stock that I receive in the merger be freely transferable?

Yes. The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

When will the merger occur?

We presently expect to complete the merger during the first quarter of 2018. The actual timing of the transaction is subject to a number of factors, many of which are beyond the control of Glacier and IMB. The merger is also conditioned upon and will occur after the approval of the merger agreement by the affirmative vote of holders of at least two-thirds (66 2/3%) of the shares of IMB common stock, after the merger has received regulatory approvals, and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement and summarize under “The Merger” below.

If the merger does not occur by July 31, 2018, either Glacier or IMB may unilaterally terminate the merger agreement. However, if as of July 31, 2018, the condition to closing that all required governmental regulatory approvals have been obtained has not been satisfied, then the deadline for closing of the merger will be extended to on or before October 31, 2018, if Glacier notifies IMB in writing on or prior to July 31, 2018 of its election to extend such closing deadline.

When and where will the special meeting take place?

IMB will hold a special meeting of its shareholders on [            ], 2018, at [            ] [            ].m. Mountain Time, at [            ], Bozeman, Montana.

Who may vote at the special meeting?

The IMB Board has set [            ], 2017 as the record date for the special meeting. If you were the owner of IMB common stock at the close of business on [            ], 2017, you may vote at the special meeting.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of IMB’s outstanding common stock. As described in this proxy statement, IMB’s directors and certain IMB shareholders have agreed to vote the shares they are entitled to vote in favor of the merger agreement. As of the date hereof, such persons are entitled to vote [            ] shares of IMB common stock, representing approximately [    ]% of all outstanding shares of IMB common stock. See “IMB Special Shareholders’ Meeting” and “The Merger – Voting Agreements.”

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting without further notice. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present.

How do I vote?

If you were a shareholder of record on [            ], 2017, you may vote on the proposals presented at the special meeting in person or by proxy. We urge you to vote promptly by completing the enclosed proxy card. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

You may cast your vote by mail by completing, signing and dating the enclosed proxy card and returning it to us promptly in the enclosed envelope. Returning the proxy card will not affect your right to attend the special meeting and vote.

If you choose to vote your shares in person at the special meeting, please bring the enclosed proxy card and proof of identification.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares of IMB common stock are held in your own name, you may change your vote as follows:

•	By sending a written notice to the Secretary of IMB (at 208 East Main Street, Bozeman, Montana 59715, ATTN: Secretary, Valarie Abraham) stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	By completing and submitting a later-dated proxy card; or

•	By attending the meeting and voting in person.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to IMB’s Secretary prior to the vote at the special meeting.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card but do not provide instructions on how to vote your shares of IMB common stock at the special meeting of shareholders, your shares of IMB common stock will be voted “FOR” approval of the merger agreement and “FOR” approval of one or more adjournments of the special meeting.

How does the IMB Board recommend that I vote?

The IMB Board unanimously recommends that IMB shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of the merger agreement.

What do I need to do now?

We encourage you to read this proxy statement/prospectus and related information in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares of IMB common stock can be voted at IMB’s special meeting of shareholders.

Should I send in my common stock certificates now?

No. Please do not send your IMB common stock certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent promptly following the closing of the merger on how to exchange your IMB common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the IMB Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the tax consequences of the merger to me?

Glacier and IMB expect to report the merger of IMB with and into Glacier and the merger of FSB with and into Glacier Bank as one or more tax-free reorganizations for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier that the mergers will qualify as one or more reorganizations under Section 368(a).

In a tax-free reorganization, a shareholder who exchanges his, her or its shares of common stock in an acquired company for shares of common stock in an acquiring company must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of the acquiring company common stock

(including any fractional shares) and any cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in his, her or its shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of any cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

For a detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger – Material Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences to you of the merger. Tax matters are very complicated and in many cases the tax consequences of the merger will depend upon your particular facts and circumstances.

If I do not agree with the merger, do I have appraisal or dissenters’ rights?

Yes. If you are an IMB shareholder and you do not agree with the merger, do not vote in favor of the merger agreement, and take certain other actions required by Montana law, you will have dissenters’ rights under the Montana Business Corporation Act, Sections 35-1-826 through 35-1-839. Exercise of these rights will result in the purchase of your shares of IMB common stock at “fair value,” as determined in accordance with Montana law. If you elect to exercise this right, we encourage you to consult with your financial and legal advisors. Please read the section entitled “The Merger – Dissenters’ Rights of Appraisal” for additional information.

Who can help answer my questions?

If you have questions about the merger, the special shareholders meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Inter-Mountain Bancorp., Inc.

208 East Main Street

Bozeman, Montana 59715

ATTN: Valarie Abraham, Secretary

Tel. No. (406) 585-3800

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about Glacier and IMB

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

General

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly traded company and its common stock trades on the NASDAQ Global Select Market under the symbol “GBCI.” Glacier is a regional bank holding company providing a full range of commercial banking services from 145 locations in Montana, Idaho, Wyoming, Colorado, Utah, Washington and Arizona, operating through 14 separately branded divisions of its wholly owned bank subsidiary, Glacier Bank. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of September 30, 2017, Glacier had total assets of approximately $9.8 billion, total net loans receivable of approximately $6.4 billion, total deposits of approximately $7.8 billion and approximately $1.2 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2016 and quarterly report on Form 10-Q for the quarter ended September 30, 2017. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2016, and Glacier’s proxy statement for its 2017 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

Recent and Pending Acquisitions

Glacier’s strategy is to profitably grow its business through internal growth and selective acquisitions. Glacier continues to look for profitable expansion opportunities, primarily in existing and new markets in the Rocky Mountain states. The table below provides information regarding Glacier’s most recent completed and pending acquisitions. Information with respect to completed acquisitions reflects fair value adjustments following completion of the acquisitions. Information with respect to pending acquisitions is presented as of September 30, 2017.

	Total Assets	Gross Loans	Total Deposits	Date
	(Dollars in thousands)
Inter-Mountain Bancorp, Inc. and subsidiary First Security Bank	1,013,021	657,627	872,604	Pending

Columbine Capital Corp. and subsidiary Collegiate Peaks Bank	536,387	331,486	460,380	Pending

TFB Bancorp and subsidiary The Foothills Bank	385,839	292,529	296,760	4/30/2017

Treasure State Bank	76,165	51,875	58,364	8/31/2016

Cañon Bank Corporation and subsidiary Cañon National Bank	270,121	159,759	237,326	10/31/2015

Montana Community Banks, Inc. and subsidiary Community Bank	175,774	84,689	146,820	2/28/2015

FNBR Holding Corporation and subsidiary First National Bank of the Rockies	349,167	137,488	309,641	8/31/2014

Inter-Mountain Bancorp., Inc.

208 East Main Street

Bozeman, Montana 59715

(406) 585-3800

IMB, headquartered in Bozeman, Montana, is a Montana corporation formed in 1967 for the purpose of acquiring the stock of First Security Bank (“FSB”) and becoming the holding company for FSB. IMB has no substantial operations separate or apart from FSB. FSB is a Montana state-chartered bank which commenced operations in 1919. FSB’s principal office is located in Bozeman, Montana and FSB maintains branch offices in Bozeman, Belgrade, Three Forks, West Yellowstone, Big Sky, Fort Benton, Choteau, Fairfield and Vaughn, all in Montana. Additionally FSB maintains loan production offices in Chester and Havre, Montana.

As of September 30, 2017, IMB had total assets of approximately $1.0 billion, gross loans receivable of approximately $658 million, total deposits of approximately $873 million and approximately $93 million in shareholders’ equity.

For additional information, see “Information Concerning IMB” below.

The Merger

The merger agreement provides for the merger of IMB with and into Glacier, and immediately thereafter, the merger of FSB with and into Glacier Bank. In the merger, your shares of IMB common stock, if you do not dissent, will be exchanged for the right to receive shares of Glacier common stock. Assuming the exchange of all outstanding IMB common stock for stock in accordance with the merger

agreement, IMB shareholders will own approximately [    ]% of Glacier’s outstanding common stock following the merger. After the merger, you will no longer own shares of IMB. For additional information, see the discussion under the heading “The Merger” below.

The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

In the merger, Glacier will issue shares of its common stock in exchange for all shares of IMB common stock outstanding as of the date of the closing of the merger, except properly dissenting shares. Each outstanding share of IMB will be exchanged for 22.841 shares of Glacier common stock, subject to adjustment as described below.

If the average closing price of Glacier stock calculated in accordance with the merger agreement exceeds $42.11, Glacier may elect to terminate the merger agreement unless IMB elects to accept a decrease on a per-share basis in the number of Glacier shares to be issued in order to avoid termination of the merger agreement.

Conversely, if the average closing price is below $28.07, IMB may elect to terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of Glacier shares to be issued in order to avoid such termination. Alternatively, Glacier may elect to pay cash consideration, or a combination of cash consideration and additional Glacier shares, so that the value of consideration received by IMB shareholders equals an amount specified in the merger agreement.

Glacier will not issue fractional shares and will instead pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares” below.

If the “IMB Closing Capital” (as determined in accordance with the merger agreement) is in excess of $73,500,000, IMB may declare and pay a special dividend in the amount of such excess, subject to certain federal tax considerations. “IMB Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to IMB’s capital stock, surplus and retained earnings, calculated in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported in IMB’s or FSB’s balance sheet. IMB’s Closing Capital is subject to downward adjustment if transaction related expenses exceed certain thresholds set forth in the merger agreement.

Recommendation of IMB Board

The IMB Board unanimously recommends that holders of IMB common stock vote “FOR” the proposal to approve the merger agreement.

For further discussion of IMB’s reasons for the merger and the recommendations of the IMB Board, see “Background of and Reasons for the Merger – Reasons for the Merger – IMB.”

Opinion of IMB’s Financial Advisor

In connection with the merger, IMB’s financial advisor, ProBank Austin, delivered a written opinion, dated October 26, 2017, to the IMB Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of IMB common stock of the merger consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by ProBank Austin in preparing the opinion, is attached as Appendix C to this document. The opinion was for the information of, and was directed to, the IMB Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of IMB to engage in the merger or enter into the merger agreement or constitute a recommendation to the IMB Board in connection with the merger, and it does not constitute a recommendation to any holder of IMB common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

For further information, see “Background of and Reasons for the Merger – Opinion of IMB’s Financial Advisor.”

Interests of IMB Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of the IMB Board that IMB’s shareholders approve the merger agreement, you should be aware that certain members of IMB’s and/or FSB’s management have interests in the merger that are different from, or in addition to, their interests as IMB shareholders. These interests arise out of, among other things, voting and non-competition agreements entered into by the directors of IMB, employment and consulting agreements entered into by certain IMB and FSB executive officers, and provisions in the merger agreement relating to indemnification of IMB directors and officers. For a description of the interests of IMB’s directors and executive officers in the merger, see “The Merger – Interests of Certain Persons in the Merger.”

The IMB Board was aware of these interests and took them into account in its decision to approve the merger agreement.

IMB Shareholders Dissenters’ Rights

Under Montana law, IMB shareholders have the right to dissent from the merger and receive cash for the “fair value” of their shares of IMB common stock. The procedures required under Montana law are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters’ rights, see “The Merger – Dissenters’ Rights of Appraisal.”

Regulatory Matters

Each of Glacier and IMB has agreed to use its commercially reasonable efforts to obtain all regulatory approvals required by the merger agreement and the transactions contemplated by the merger agreement. These approvals include approval or a waiver from the Federal Reserve, the Federal Deposit Insurance Corporation and the Commissioner of the Montana Division of Banking and Financial Institutions. Applications have been filed with these regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and IMB expect to complete the merger during the first quarter of 2018. As more fully described in this proxy statement and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor IMB can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or IMB may terminate the merger agreement either before or after the IMB special meeting, under certain circumstances. See “The Merger – Termination of the Merger Agreement.”

Break-Up Fee

The merger agreement provides that IMB must pay Glacier a break-up fee of $6,500,000 if the merger agreement is terminated (i) by Glacier if the IMB Board fails to recommend approval of the merger agreement by IMB’s shareholders or modifies, withdraws or adversely changes its recommendation, or (ii) by the IMB Board due to its determination that an acquisition proposal received by IMB constitutes a “Superior Proposal” (as defined in the merger agreement), which is acted upon by IMB, or (iii) by Glacier because an “Acquisition Event” (as defined in the merger agreement) with respect to IMB has occurred. In addition, a break-up fee of $6,500,000 will be due to Glacier if the merger agreement is terminated (i) by Glacier or IMB due to a failure of IMB’s shareholders to approve the merger agreement, (ii) by Glacier for IMB’s breach of certain covenants set forth in the merger agreement or (iii) by Glacier because a third party has made a proposal to IMB or its shareholders to engage in, or enter into an agreement with respect to, an Acquisition Event and the merger agreement and the merger are not approved by IMB’s shareholders and within 15 months after any such termination described in clauses (i) through (iii) above, IMB or FSB enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event or within 15 months after any such termination described in clauses (i) through (iii) above, an Acquisition Event will have occurred.

IMB agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire IMB. See “The Merger – Break-up Fee.”

IMB Shareholders’ Rights After the Merger

The rights of IMB shareholders are governed by Montana law, as well as by IMB’s amended and restated articles of incorporation (“IMB’s articles”) and amended and restated bylaws (“IMB’s bylaws”). After completion of the merger, the rights of the former IMB shareholders receiving Glacier common stock in the merger will continue to be governed by Montana law, and will be governed by Glacier’s amended and restated articles of incorporation (“Glacier’s articles”) and amended and restated bylaws (“Glacier’s bylaws”). Although Glacier’s articles and Glacier’s bylaws are similar in many ways to IMB’s articles and IMB’s bylaws, there are some substantive and procedural differences that will affect the rights of IMB shareholders. See “Comparison of Certain Rights of Holders of Glacier and IMB Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because you are receiving a fixed number of shares (subject to adjustment) and the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

At the time of the IMB special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock that you will receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the consideration that IMB shareholders will receive in the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or IMB. On [            ], 2017, the closing price of Glacier common stock was $[        ]. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued for each share of IMB common stock in the merger may be decreased or increased, as the case may be, if the average closing price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified prices. If Glacier’s average closing price determined in accordance with the merger agreement is greater than $42.11 and Glacier elects to terminate the merger agreement, the IMB Board would make the decision, without resoliciting the vote of IMB shareholders, whether or not to accept a decrease on a per-share basis in the number of shares of Glacier common stock to be issued in the merger to avoid such termination. See “The Merger – Termination of the Merger Agreement.”

The merger agreement limits IMB’s ability to pursue other transactions and provides for the payment of a break-up fee if IMB does so.

While the merger agreement is in effect, subject to very narrow exceptions, IMB and its directors, officers, employees, agents and representatives are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits IMB’s ability to seek offers from other potential acquirers that may be superior from a financial point of view to the proposed transaction. If IMB receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, IMB will be required to pay a $6,500,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Combining our two companies may be more challenging, costly or time-consuming than we expect.

Glacier and IMB have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed numerous mergers in the recent past, this is the largest merger to date and it is possible that the integration of FSB into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of IMB or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of FSB.

Unanticipated costs relating to the merger could reduce Glacier’s future earnings per share.

Glacier believes that it has reasonably and conservatively estimated the likely costs of integrating the operations of FSB into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than they would be if the merger had not been completed.

Glacier has provisions in its articles of incorporation that could impede a takeover of Glacier.

Glacier’s articles contain provisions providing for, among other things, preferred stock and super majority shareholder approval of certain business combinations. Although these provisions were not adopted for the express purpose of preventing or impeding the takeover of Glacier without the approval of Glacier’s board of directors, they may have that effect. Such provisions may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and IMB Common Stock” for a description of Glacier’s potential takeover provisions.

After the merger is completed, IMB shareholders will become Glacier shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, IMB shareholders will become Glacier shareholders. Differences in IMB’s articles and IMB’s bylaws and Glacier’s articles and Glacier’s bylaws will result in changes to the rights of IMB shareholders who become Glacier shareholders. See “Comparison of Certain Rights of Holders of Glacier and IMB Common Stock.”

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by a Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, and subsequent Current Reports on Form 8-K and Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information About Glacier” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and IMB’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to risk factors described above, the following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed or implied in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all;

•	Glacier’s stock price could change before closing of the merger due to, among other things, stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•	benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Glacier and IMB operate;

•	IMB’s business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; and

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or IMB or any person acting on behalf of Glacier or IMB are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor IMB undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following table presents selected consolidated financial information of Glacier for the fiscal years ended December 31, 2016, 2015, 2014, 2013, and 2012. The consolidated financial data of and for the nine months ended September 30, 2017 and 2016 are derived from unaudited condensed consolidated financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Glacier’s management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data at or for those dates. The results of operation for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2017. The consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	At or for the Fiscal Years Ended December 31
			2016	2015	2014	2013	2012
			Dollars in thousands, except per-share data
Summary of Operations:
Interest income	$278,124	$256,394	$344,153	$319,681	$299,919	$263,576	$253,757
Interest expense	22,792	22,417	29,631	29,275	26,966	28,758	35,714

Net interest income	255,332	233,977	314,522	290,406	272,953	234,818	218,043
Provision for loan losses	7,938	1,194	2,333	2,284	1,912	6,887	21,525

Net interest income after provision for loan losses	247,394	232,783	312,189	288,122	271,041	227,931	196,518
Noninterest income	84,530	79,304	107,318	98,761	90,302	93,047	91,496
Noninterest expenses	197,205	191,997	258,714	236,757	212,679	195,317	193,421

Pre-tax net income	134,719	120,090	160,793	150,126	148,664	125,661	94,593
Taxes	33,298	30,000	39,662	33,999	35,909	30,017	19,077

Net income	$101,421	$90,090	$121,131	$116,127	$112,755	$95,644	$75,516

Basic earnings per share	$1.31	$1.18	$1.59	$1.54	$1.51	$1.31	$1.05
Diluted earnings per share	$1.31	$1.18	$1.59	$1.54	$1.51	$1.31	$1.05
Cash dividends per share	$0.93	$0.60	$1.10	$1.05	$0.98	$0.60	$0.53
Statement of Financial Conditions:
Total assets	$9,798,602	$9,316,875	$9,450,600	$9,089,232	$8,306,507	$7,884,350	$7,747,440
Net loans receivable	6,379,857	5,463,428	5,554,891	4,948,984	4,358,342	3,932,487	3,266,571
Total deposits	7,767,154	7,309,319	7,372,279	6,945,008	6,345,212	5,579,967	5,364,461
Total borrowings	741,623	744,988	855,830	949,995	827,067	1,287,525	1,421,971
Shareholder’s equity	1,206,201	1,147,779	1,116,869	1,076,650	1,028,047	963,250	900,949
Book value per share	$15.46	$15.00	$14.59	$14.15	$13.70	$12.95	$12.52

	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	At or for the Fiscal Years Ended December 31
			2016	2015	2014	2013	2012
			Dollars in thousands, except per-share data
Key Operating Ratios:
Return on average assets	1.40%	1.32%	1.32%	1.36%	1.42%	1.23%	1.01%
Return on average equity	11.49%	10.77%	10.79%	10.84%	11.11%	10.22%	8.54%
Average equity to average assets	12.21%	12.27%	12.27%	12.52%	12.81%	11.99%	11.84%
Net interest margin (tax equivalent)	4.09%	4.02%	4.02%	4.00%	3.98%	3.48%	3.37%
Non-performing assets over subsidiary assets	0.67%	0.84%	0.76%	0.88%	1.08%	1.39%	1.87%
Dividend payout ratio	70.99%	50.85%	69.18%	68.18%	64.90%	45.80%	50.48%

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low sales prices per share for Glacier common stock as reported on The NASDAQ Global Select Market; and

•	cash dividends declared per share on Glacier common stock.

	High			Low			Cash Dividends Declared
2015
First quarter		$27.97			$22.16			$0.18
Second quarter		$30.29			$24.40			$0.19
Third quarter		$30.20			$24.23			$0.19
Fourth quarter		$30.00			$24.94			$0.49

2016
First quarter		$26.50			$21.90			$0.20
Second quarter		$27.84			$24.18			$0.20
Third quarter		$30.12			$25.09			$0.20
Fourth quarter		$37.87			$27.31			$0.50

2017
First quarter		$38.17			$31.70			$0.21
Second quarter		$37.41			$31.56			$0.21
Third quarter		$38.18			$31.38			$0.51
Fourth quarter (through [ ], 2017)	$	[	]	$	[	]	$	[	]

At October 31, 2017, the 78,006,956 outstanding shares of Glacier common stock were held by approximately 1,703 holders of record.

IMB Common Stock

IMB common stock is not publicly traded and has been traded only very infrequently. The trades that have occurred have been in accordance with the terms of the Amended and Restated Shareholder Agreement (as subsequently amended, the “Shareholder Agreement”). IMB shares covered by the Shareholder Agreement are generally subject to a right of first refusal of IMB and IMB shareholders other than the proposed transferee. The Shareholder Agreement also prohibits any transfer of IMB shares that would, or with the passage of time would, cause a termination of IMB’s election to be subject to subchapter S of the Internal Revenue Code. Upon consummation of the merger, the Shareholder Agreement will be terminated.

IMB receives an annual independent estimated valuation of its outstanding common stock. The following table states the valuation per share of IMB common stock as of December 31 of the year stated:

Year	Value per Share Outstanding
2016	$472.00
2015	$406.00
2014	$371.00

IMB does not make a market in its common stock and no market exists for its securities. From time to time, IMB becomes aware of transactions in its common stock or redeems shares of its outstanding common stock. IMB is aware of two transactions in its common stock during 2017 involving a total of 127 shares, including 27 shares redeemed by IMB. The price per share for all transactions in 2017 was $480.76 per share.

In 2016, IMB issued 502 shares of its common stock at an issuance price of $398.76 per share. IMB also is aware of 12 other transactions in its common stock in 2016 for a total of 1,335 shares, each at a purchase price of $437.62 per share.

IMB has historically paid dividends on its common stock based upon the estimated tax liability of its shareholders arising from the pass through of IMB income to shareholders under state and federal income tax law. Since the third quarter of 2013, IMB has used an estimated combined state and federal marginal income tax rate of 45% in declaring dividends each calendar quarter. Total dividends per share were $19.97 in 2014, $23.05 in 2015 and $26.65 in 2016. For the period ending October 31, 2017, IMB has paid total dividends of $25.07 per share.

At October 31, 2017, the 203,763 outstanding shares of IMB common stock were held by approximately 126 holders of record.

IMB SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The IMB special meeting of shareholders will be held on [            ], 2018, at [        ] [        ].m. Mountain Time, at [        ], Bozeman, Montana.

As described below under “Votes Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least two-thirds (66 2/3%) of the shares of IMB’s outstanding common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting without further notice.

Purpose

At the special meeting, IMB shareholders will:

•	Consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of October 26, 2017, among Glacier, Glacier Bank, IMB and FSB, under the terms of which IMB will merge with and into Glacier and FSB will merge with and into Glacier Bank. The merger agreement is attached as Appendix A.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The IMB Board has fixed 5:00 p.m. Mountain Time on [            ], 2017 as the record date for determining the holders of shares of IMB common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were approximately [                ] holders of record and [                ] shares of IMB common stock issued and outstanding. Holders of record of IMB common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights of Appraisal” and Appendix B.

IMB’s directors and certain IMB shareholders have agreed to vote all shares of IMB common stock they are entitled to vote that are held or controlled by them in favor of approval of the merger agreement. As of the date hereof, a total of [                ] shares of IMB common stock, representing approximately [    ]% of all outstanding shares of IMB common stock, are covered by the voting agreements. See “The Merger – Interests of Certain Persons in the Merger – Voting Agreements.”

Votes Required and Quorum

The affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of IMB’s outstanding common stock is required to approve the merger agreement. At least a majority of the total outstanding shares of IMB common stock must be present, either in person or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions are counted in determining the shares present at a meeting.

For voting purposes, however, shares must be affirmatively voted FOR approval of the merger agreement in order to be counted as votes in favor of the merger. As a result, abstentions with respect to the proposal to approve the merger agreement will have the same effect as votes against such proposal.

If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting without further notice. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR the approval of the merger agreement and FOR the proposal to approve one or more adjournments to solicit additional proxies, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	sending written notice to the Secretary of IMB;

•	completing and submitting a later-dated proxy; or

•	attending and voting at the special meeting in person.

IMB is soliciting the proxy for the special meeting on behalf of the IMB Board. IMB will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, IMB may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. IMB does not expect to pay any compensation for the solicitation of proxies. However, IMB will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares of IMB common stock in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares of IMB common stock in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

From time to time over the past several years, the IMB Board, with the assistance from time to time of ProBank Austin (“ProBank”), discussed and considered strategic alternatives to enhance shareholder value and achieve future shareholder liquidity. During that time, in mid-2016 and again in early 2017, a bank holding company, which we will refer to as Party B, through its independent financial adviser, expressed interest in exploring a potential strategic transaction with or acquisition of IMB. In respect of the interest expressed by Party B, and again with the assistance of ProBank, the IMB Board engaged in formal strategic planning meetings to identify and evaluate the key strategic issues facing the organization. The first such meeting was held October 18, 2016 and a second was held January 17, 2017.

At these meetings specifically, the IMB Board identified several important planning issues, including existing and anticipated liquidity requests from IMB shareholders, the amount of parent holding company debt and debt service obligations, management and board of director succession at both IMB and FSB, regulatory capital requirements and alternatives for capital formation, and FSB strategic plans for expansion and growth. Notably, the October 2016 meeting included discussions of various capital planning strategies, income tax elections and status, costs and benefits of registration under the United States federal securities laws of IMB securities with the Securities and Exchange Commission, strategic merger alternatives, and potential transactions with publicly traded bank holding companies.

In January 2017, the IMB Board held its second strategic planning meeting to continue the review and discussion of the various strategic issues and alternatives discussed at the October 2016 planning meeting, and to consider other options and alternatives to the extent available.

Then, in late January 2017, IMB’s executive management and ProBank met with executive management of a different bank holding company, which we will refer to as Party C, to discuss a possible strategic merger or other transaction with IMB. Based on these discussions, the strategic alternatives presented by and contemplated with Party C were determined not practicable and discussions terminated.

Following the termination of the discussions with Party C, the IMB Board developed over the next several weeks a strategic plan based in part on decisions made at the strategic planning meetings and in light of its meeting with Party C. The strategic plan outlined the IMB Board’s current decision to maintain IMB’s election to be taxed subject to Subchapter S of the Internal Revenue Code, evaluate changes to the IMB Amended and Restated Shareholder Agreement, continue IMB’s dividend policy of distributing income to its shareholders at the highest marginal combined individual personal income tax rates, manage FSB’s capital level and pay excess capital to its parent holding company, develop management and board of director succession plans for IMB and FSB, and make a decision by June 30, 2017 about whether to raise capital to fund possible debt reduction and share repurchases and to be used for other general corporate purposes. Finally, the IMB Board noted its desire to remain an independent bank holding company, but that it would in furtherance of the exercise of its fiduciary duties to shareholders remain open to considering all possible strategic alternatives.

In early May 2017, the Chief Executive Officer of Party B again contacted IMB through ProBank to express Party B’s continuing interest in effecting a strategic transaction with IMB. At a meeting of IMB’s Board on May 16, 2017, at which IMB’s outside legal counsel and financial adviser participated, the IMB Board discussed an appropriate response to the Party B expression of interest. Following deliberation, at a meeting held on May 18, 2017, the IMB Board instructed ProBank to request subject to terms of confidentiality a term sheet from Party B that would outline in reasonable detail the salient terms of its proposal for further consideration and deliberation of the IMB Board.

Thereafter, on June 7, 2017, Party B communicated a verbal indication of interest through Party B’s independent financial advisor to ProBank. Party B proposed in general terms to acquire IMB for approximately $153 million payable in Party B’s publicly traded common stock, subject to confirmatory due diligence, regulatory approvals and other customary conditions. On June 21, 2017, the IMB Board met with ProBank and outside legal counsel to IMB to evaluate and discuss Party B’s indication of interest. The IMB Board also discussed other potential merger partners, the advantages and disadvantages of a broad marketing of IMB for sale, and IMB’s strategic plan. Glacier was then identified as a result of the discussions as an attractive potential merger partner in view of Glacier’s successful track record with other acquisitions, its emphasis on locally managed community banking, its strong historical financial performance and the strong historical performance of Glacier common stock and related dividend payouts. Following discussion and consideration of the alternatives, the IMB Board authorized executive management and ProBank to contact Glacier’s executive management to inquire whether Glacier had a potential interest in acquiring IMB.

On June 22, 2017, Bruce Gerlach, IMB’s President and Chief Executive Officer, at the direction of the IMB Board, contacted subject to terms of confidentiality representatives at both Glacier and D. A. Davidson & Co., financial advisor to Glacier (“Davidson”), to see if Glacier would have interest in discussions about a potential combination with IMB. Later that same day, representatives from ProBank sent Davidson information on IMB and a timeline of when they would like to receive a written indication of interest.

On June 29, 2017, Randy Chesler, Glacier’s Chief Executive Officer, and other representatives from Glacier and IMB met to discuss each organization’s approach to community banking and to discuss a possible transaction.

On July 7, 2017, Davidson, on behalf of Glacier, delivered a nonbinding letter of intent setting forth the proposed terms of the merger, including the principal financial terms.

On July 14, 2017, the IMB Board met, with the assistance of ProBank and outside legal counsel, to evaluate and discuss Glacier’s nonbinding proposal as well as the status of the discussions with and nonbinding proposal of Party B. As a result of the discussions, the IMB Board determined to invite the chief executive officers of both Glacier and Party B to meet with the IMB Board.

On July 18, 2017, representatives from Glacier and Davidson were invited to present their proposal to the IMB Board in Bozeman, Montana. Following that meeting, ProBank provided to Glacier supplemental information on and answered questions regarding IMB. Representatives of Party B were also invited on July 18, 2017, to present separately their proposal to the IMB Board in Bozeman, Montana. Following the meetings, the IMB Board instructed ProBank to request final indications of interest from both Glacier and Party B to be delivered.

On July 19, 2017, IMB formally engaged ProBank to provide financial advisory services to IMB in respect of the ongoing process.

On July 24, 2017, representatives from IMB, ProBank, Glacier and Davidson participated in a conference call to discuss IMB’s year-to-date financial and operating results, 2017 budget and 2018 and 2019 projections. Between July 7 and July 28, 2017 the parties and their legal counsel and financial advisors negotiated several aspects of the term sheet, both financial and non-financial.

On July 26, 2017, Party B delivered an updated nonbinding letter of intent setting forth its updated terms of a merger with Party B.

On July 28, 2017, Davidson, on behalf of Glacier, delivered an updated nonbinding letter of intent setting forth the updated terms of the Glacier merger.

On August 2, the IMB Board met with ProBank and legal counsel to discuss the two proposed letters of intent. On the direction of the IMB Board, ProBank presented a counter-proposal to Davidson asking for Glacier to improve its offer in order for IMB to move forward with Glacier on an exclusive basis. After several discussions and review of additional information, Glacier slightly modified and improved its offer and resubmitted its letter of intent on August 2, 2017.

After taking into account both offers, the IMB Board recognized that both were competitive, but determined that Glacier’s long-term stock and dividend performance and its community banking model were in the best interests of its shareholders, and would better serve its customers, employees and the communities in which IMB operates. Accordingly, the IMB Board decided to move forward with the offer from Glacier.

On August 3, 2017 IMB delivered a signed letter of intent to Glacier, executed a formal and mutual non-disclosure agreement and Glacier provided its due diligence request list to IMB.

On August 7, 2017, Glacier and its advisors were granted access to a virtual data room that contained non-public financial and operational information.

On August 10, 2017, the IMB Board engaged special transactional legal counsel Holland & Hart LLP to represent IMB in connection with the negotiations of a definitive merger agreement consistent with the terms of the Glacier nonbinding letter of intent.

On September 19, 2017, the IMB Board appointed a negotiation committee with authority to negotiate the terms of a definitive merger agreement with Glacier, subject to the final review and, if appropriate, approval of the full IMB Board. Directors Robert Kamp, Bruce Gerlach and Michael Johnson were appointed to the negotiation committee.

Between August 3 and October 26, 2017, Glacier, IMB and their respective legal counsel and financial advisors conducted appropriate due diligence and drafted and negotiated the merger agreement and related ancillary agreements. Through October 26, 2017, IMB provided Glacier with supplemental information regarding the financial aspects of its business, its markets and its operations. Through October 26, 2017, Glacier provided IMB with information regarding, among other things, its employee benefit policies, its insurance policies and its non-competition arrangements with its directors and executive officers. Glacier’s due diligence review included a loan due diligence review conducted by DLS Consulting and supported by Glacier’s Chief Credit Officer and a compliance review conducted by Fortner, Bayens, Levkulich & Garrison, P.C. and supported by Glacier’s Audit and Compliance Director.

On August 22 and 23, 2017, representatives from Glacier and Davidson were accompanied on a due diligence trip by Bruce Gerlach, Steve Wheeler, FSB’s President, and Mike Johnson, FSB’s Northern Market Manager, to review the branches of FSB and its markets. Mr. Chesler, along with other Glacier representatives and a representative from Davidson, met with representatives from IMB and FSB to discuss the transaction and conduct due diligence interviews.

On September 27, 2017, Davidson made a presentation to the Glacier board of directors to discuss the potential transaction, the pro forma financial impact to Glacier, and the markets that IMB operates in.

On October 16, 2017, representatives from IMB, ProBank, Glacier and Davidson participated in a reverse due diligence conference call to provide information to IMB regarding Glacier and answer questions from IMB and ProBank.

On October 24, 2017, the IMB Board, together with ProBank and legal counsel, met to consider the negotiated proposed definitive merger agreement. ProBank reviewed the financial aspects of the proposed merger and rendered to the IMB Board a verbal opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by ProBank, the merger consideration in the proposed merger with Glacier was fair, from a financial point of view, to the holders of IMB common stock. Legal counsel then reviewed the specific terms of the merger agreement and the substantial process involved in negotiating its terms. Among other matters considered, the IMB Board reviewed the specific terms of the merger agreement, the form and value of the consideration to be received by IMB shareholders, the price and historical performance of Glacier common stock and related dividend payouts, current market conditions including comparable bank merger and acquisition transactions, ancillary agreements for the employment of certain FSB employees following the merger, and the implications of the merger to IMB’s employees, customers, and communities. After due consideration of these and other matters, and taking into consideration the financial fairness opinion delivered by ProBank, the IMB Board approved entering into the merger agreement.

On October 25, 2017, the board of directors of Glacier, together with its legal counsel and representatives of Davidson, met to consider approval of the definitive merger agreement. Davidson presented updated pro forma financial analyses and Glacier’s legal counsel presented a review of the key terms of the merger agreement and related ancillary agreements. Among other matters discussed, the board of directors and Glacier’s advisors discussed the results of due diligence reviews, the terms of the merger agreement and related ancillary agreements, key pricing metrics, the pro forma financial impact of the merger to Glacier’s shareholders, risks of the merger, and the timing and process for consummation of the merger, including the results of preliminary discussions with bank regulators. After due consideration of these and other matters, the board of directors of Glacier approved the merger agreement on October 25, 2017.

On October 26, 2017, ProBank delivered to the IMB Board its written opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by ProBank, the merger consideration in the proposed merger with Glacier was fair, from a financial point of view, to the holders of IMB common stock, and the parties executed the merger agreement and related ancillary agreements. After the close of business on October 26, 2017, the parties issued a joint press release announcing the merger.

Reasons For The Merger – IMB

At a board meeting held on October 24, 2017, the IMB Board determined that the terms of the merger agreement were in the best interests of IMB and its shareholders. In the course of reaching this determination and related decision to approve the merger agreement, the IMB Board evaluated the merger and the merger agreement in consultation with the management of IMB and IMB’s financial advisor and legal counsel. In reaching its determination, the IMB Board considered a number of factors. Such factors also constituted the reasons that the IMB Board determined to approve the merger agreement and to recommend that IMB shareholders vote in favor of the merger agreement. Such reasons included the following:

•	the terms of the merger agreement and the value, form and mix of consideration to be received by IMB shareholders in the merger;

•	the historical trading ranges for Glacier common stock;

•	the historic and prospective business of IMB and the strategic plan of IMB;

•	the likely impact of the merger on the employees and customers of FSB and the strategic plans, methods of operation and organizational structure of Glacier Bank;

•	the future employment opportunities for the existing employees of FSB;

•	the illiquidity of IMB stock, IMB and FSB capital planning and capital retention and growth prospects;

•	the costs and other effects of increased regulatory compliance when FSB exceeds $1 billion in assets and the opportunities for growth through acquisitions of other banks;

•	the geographic locations of Glacier Bank and FSB;

•	the election to be subject to Subchapter S of the Internal Revenue Code and limitations on the number and type of shareholders and the limitations on securities that IMB may issue;

•	the effects of termination of the IMB election under Subchapter S including the aggregate tax liability of IMB and its shareholders;

•	the Shareholder Agreement and the restrictions on transfer of IMB common stock;

•	information concerning Glacier’s financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

•	the opinion, dated October 26, 2017, of ProBank Austin to the IMB Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of IMB common stock of the merger consideration in the proposed merger, as more fully described below under “Opinion of IMB’s Financial Advisor”;

•	the expectation that IMB shareholders would have the opportunity to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for Glacier common stock;

•	that Glacier has historically paid cash dividends on its common stock;

•	the fact that Glacier’s common stock is widely held and has an active trading market, whereas IMB’s stock is illiquid;

•	the provisions in the merger agreement that provide for the ability of the IMB Board to respond to an unsolicited acquisition proposal that the IMB Board determines in good faith is a superior proposal as defined in the merger agreement and to otherwise exercise its fiduciary and legal duties;

•	the provisions of the merger agreement that provide for the ability of the IMB Board to terminate the merger agreement, subject to certain conditions, including the payment of a break-up fee, if IMB has entered into a definitive agreement with respect to a “Superior Proposal”; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The IMB Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•	that the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock, and any decrease in the market price of Glacier common stock after the date of the merger agreement will result in a reduction in the merger consideration to be received by IMB shareholders at the time of completion of the merger, subject to the adjustment procedures described under “The Merger – Termination of the Merger Agreement”;

•	that IMB shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

•	the possible disruption to IMB’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of IMB’s business; and

•	the restrictions contained in the merger agreement on the operation of IMB’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of IMB contained in the merger agreement.

The foregoing discussion of the reasons that led the IMB Board to approve the merger agreement and recommend that IMB’s shareholders vote in favor of the merger agreement is not intended to be exhaustive but is believed to include all of the material reasons for the IMB Board’s decision. In reaching its determination to approve and recommend the transaction, the IMB Board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above, the IMB Board unanimously approved the merger agreement and the merger with Glacier as being in the best interests of IMB and its shareholders.

Opinion of IMB’s Financial Advisor

On July 19, 2017, IMB retained ProBank Austin to serve as exclusive financial advisor in connection with evaluating and implementing a potential transaction involving the sale or merger of the company. ProBank Austin is an investment banking and consulting firm specializing in community bank mergers and acquisitions. IMB selected ProBank Austin as its financial advisor on the basis of its experience and expertise in representing community banks in similar transactions and its familiarity with IMB.

In its capacity as financial advisor, ProBank Austin provided a fairness opinion (the “ProBank Austin Opinion”) to the IMB Board in connection with the Merger. At the meeting of the IMB Board on October 24, 2017, ProBank Austin rendered its oral opinion (which was subsequently confirmed in writing by delivery of ProBank Austin’s written opinion dated October 26, 2017) that, based upon and subject to the various factors, assumptions and limitations set forth in such opinion, ProBank Austin representatives’ experience as investment bankers, ProBank Austin’s work as described in such opinion and other factors ProBank Austin deemed relevant, as of such date, the Merger Consideration set forth in the Agreement was fair, from a financial point of view, to the shareholders of IMB common stock. The ProBank Austin written opinion, dated October 26, 2017, is sometimes referred to herein as the ProBank Austin Opinion.

The full text of the ProBank Austin Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. The summary of the ProBank Austin Opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. IMB common shareholders should read the full text of the opinion carefully and in its entirety. The ProBank Austin Opinion is addressed to the IMB Board, is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of IMB common stock, and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the Merger.

The ProBank Austin Opinion was reviewed and approved by the fairness opinion committee of ProBank Austin. ProBank Austin provided its oral opinion to the IMB Board on October 24, 2017 in connection with and for the purposes of the IMB Board’s evaluation of the Merger. ProBank Austin expressed no view or opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated by the Agreement or any terms or other aspects of the Agreement or the Merger. ProBank Austin expressed no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of IMB or as to the underlying decision by IMB to engage in the Merger or enter into the Agreement. ProBank Austin did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by IMB officers, directors or employees, or class of such persons, relative to the compensation to be received in the Merger by the holders of IMB common stock.

The description of the opinion set forth below is qualified in its entirety by reference to the opinion. You should consider the following when reading the discussion of ProBank Austin’s opinion in this document:

•	The opinion letter details the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by ProBank Austin in connection with its opinion, and should be read in its entirety;

•	ProBank Austin expressed no opinion as to the price at which IMB’s or Glacier’s common stock would actually trade at any given time;

•	ProBank Austin’s opinion does not address the relative merits of the Merger and the other business strategies considered by IMB’s board, nor does it address the board’s decision to proceed with the Merger; and

•	ProBank Austin’s opinion rendered in connection with the Merger does not constitute a recommendation to any IMB shareholder as to how he or she should vote at the special meeting.

The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. It is, therefore, not readily susceptible to partial analysis or summary description. In performing its analyses, ProBank Austin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of IMB and Glacier and may not be realized. Any estimates contained in ProBank Austin’s analyses are not necessarily predictive of future results or values, and may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Unless specifically noted, none of the analyses performed by ProBank Austin was assigned a greater significance by ProBank Austin than any other. The relative importance or weight given to these analyses is not affected by the order of the analyses or the corresponding results. The summaries of financial analyses include information presented in tabular format. The tables should be read together with the text of those summaries.

With respect to the projections and estimates for IMB and Glacier, and the expected transaction costs, purchase accounting adjustments and cost savings, IMB’s and Glacier’s management and advisors confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of IMB and Glacier, respectively, and ProBank Austin assumed that such performance would be achieved. ProBank Austin expresses no opinion as to such financial projections and estimates or the assumptions on which they are based. ProBank Austin also assumed that there has been no material change in IMB’s or Glacier’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. ProBank Austin assumed in all respects material to our analysis that IMB and Glacier will remain as going concerns for all periods relevant to the analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, and that the closing conditions in the Agreement are not waived. Finally, ProBank Austin has relied upon the advice IMB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

ProBank Austin has relied, without independent verification, upon the accuracy and completeness of the information it reviewed for the purpose of rendering its opinion. ProBank Austin did not undertake any independent evaluation or appraisal of the assets and liabilities of IMB or Glacier, nor was it furnished with any appraisals. ProBank Austin has not reviewed any individual credit files of IMB or Glacier, and has assumed that IMB’s and Glacier’s allowances are, in the aggregate, adequate to cover inherent credit losses. ProBank Austin’s opinion is based on economic, market and other conditions existing on the date of its opinion. No limitations were imposed by IMB’s board or its management on ProBank Austin with respect to the investigations made or the procedures followed by ProBank Austin in rendering its opinion.

In rendering its opinion, ProBank Austin made the following assumptions:

•	all material governmental, regulatory and other consents and approvals necessary for the consummation of the Merger would be obtained without any adverse effect on IMB, Glacier or on the anticipated benefits of the Merger;

•	IMB and Glacier have provided all of the information that might be material to ProBank Austin in its review; and

•	the financial projections it reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of IMB and Glacier as to the future operating and financial performance of IMB and Glacier, respectively.

In connection with its opinion, ProBank Austin reviewed:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of IMB and Glacier that we deemed relevant;

•	certain non-public internal financial and operating data of IMB and Glacier that were prepared and provided to us by the respective management of IMB and Glacier;

•	internal financial projections for IMB for the year ending December 31, 2017 prepared by and reviewed with management of IMB;

•	the pro forma financial impact of the Merger on Glacier, based on assumptions relating to transaction expenses, acquisition accounting adjustments, and cost savings as discussed with representatives of Glacier;

•	publicly reported historical stock price and trading activity for Glacier’s common stock, including an analysis of certain financial and stock information of certain other publicly traded companies deemed comparable to Glacier;

•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available, deemed comparable to the Merger;

•	the current market environment generally and the banking environment in particular; and,

•	such other information, financial studies, analyses and investigations, financial, economic, and market criteria as we considered relevant.

ProBank Austin also discussed with certain members of senior management of IMB the business, financial condition, results of operations and prospects of IMB, including certain operating, regulatory and other financial matters. We held similar discussions with certain members of senior management of Glacier regarding the business, financial condition, results of operations and prospects of Glacier.

The following is a summary of the material factors considered and analyses performed by ProBank Austin in connection with its opinion dated October 26, 2017. The summary does not purport to be a complete description of the analyses performed by ProBank Austin. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

Summary of Financial Terms of Agreement. The financial terms of the Agreement provide for Glacier to exchange 4,654,151 shares of its common stock for all of the common stock of IMB. Based on 203,763 shares of IMB common stock outstanding, each share of IMB common stock will be converted into the right to receive 22.841 shares of Glacier common stock, subject to certain adjustments.

In addition, IMB shareholders may be entitled to a special dividend immediately prior to the closing of the Merger in an amount equal to the positive difference, if any, between IMB Closing Capital and the Closing Capital Requirement of $73.5 million. IMB Closing Capital will be based on IMB’s shareholders’ equity under generally accepted accounting principles, net of goodwill and other intangible assets, as adjusted by certain items. Factors that will impact IMB Closing Capital include operating income from July 1, 2017 to the closing, normal tax distribution dividends in accordance with past practice, changes in accumulated other comprehensive income from July 1, 2017 to the closing, and certain Transaction Related Expenses. The amount of the possible special dividend cannot be calculated with a high degree of certainty at this time, and is based in part on factors outside the control of IMB.

The Agreement provides a termination right to IMB under certain circumstances if the Glacier Average Closing Price is less than $28.07 per share unless Glacier agrees to increase the Merger Consideration to $130,642,019 through the issuance of more common shares or payment of cash consideration. Alternatively, the Agreement provides a termination right to Glacier under certain circumstances if the Glacier Average Closing Price is greater than $42.11 per share unless IMB agrees to accept a reduction in Total Stock Consideration through the issuance of fewer shares such that the value of the Merger Consideration is $195,986,299.

Based on 203,763 shares of IMB outstanding common stock, the implied exchange ratio of 22.841 and Glacier’s closing price of $37.26 on October 26, 2017, the implied value of the Merger Consideration was $173.4 million in the aggregate or $851.06 per share. In addition, IMB shareholders may receive a special cash dividend immediately prior to the closing of the Merger. Based solely on the value of the Per Share Stock Consideration, and giving no credit to any possible special cash dividend, the implied transaction value of $173.4 million or $851.06 per share represents:

•	231 percent of IMB’s September 30, 2017 tangible book value per share; and

•	18.9 times IMB’s year-to-date September 30, 2017 annualized tax-adjusted net income.

IMB Peer Analysis. ProBank Austin compared selected results of First Security Bank’s operating performance to that of 17 selected commercial banks headquartered in Montana, Idaho, Wyoming, North Dakota and South Dakota with total assets between $700 million and $1.5 billion. In addition, the selected peer banks were not part of a larger multi-bank holding company organization (ProBank Austin excluded any bank from the peer analysis that is a subsidiary of a bank holding company with more than $2.5 billion in consolidated assets). ProBank Austin considered this group of financial institutions comparable to First Security Bank on the basis of asset size and geographic location.

This peer group consisted of the following banks:

Bank Name	City/State	Bank Name	City/State
American Bank Center	Dickinson, ND	First Bank & Trust	Brookings, SD
Bank of Commerce	Ammon, ID	First Bank & Trust	Sioux Falls, SD
Bank of Jackson Hole	Jackson, WY	First Natl Bank in Sioux Falls	Sioux Falls, SD
BankWest, Inc.	Pierre, SD	First Western Bank & Trust	Minot, ND
Choice Financial Group	Fargo, ND	Hilltop National Bank	Casper, WY
Cornerstone Bank	Fargo, ND	Starion Bank	Bismarck, ND
CorTrust Bank NA	Mitchell, SD	Western State Bank	Devils Lake, ND
D.L. Evans Bank	Burley, ID	Yellowstone Bank	Laurel, MT
Dakota Community B&T, NA	Hebron, ND

ProBank Austin noted the following selected financial measures for the peer group as compared to First Security Bank:

	Peer Financial Performance (1)			First Security Bank (1)
	25th Pct	Median	75th Pct
Total Assets ($millions)	$804.8	$1,045.2	$1,159.5	$1,009.6
YTD PTPP (FTE) / Average Assets	1.70%	1.74%	2.19%	1.70%
YTD Return on Average Assets	0.89%	1.10%	1.24%	1.06%
YTD Return on Average Equity	8.86%	10.29%	11.17%	9.92%
NPAs / Total Assets	1.43%	0.68%	0.29%	0.48%
Tier 1 Leverage Ratio	9.14%	10.25%	11.35%	9.69%
Total RB Capital Ratio	12.91%	13.75%	14.52%	13.87%

(1)	As of and for the year-to-date period ending September 30, 2017

YTD = Year-to-Date

PTPP = Pre-Tax Pre-Provision = Net Interest Income (FTE) + Noninterest Income - Noninterest Expense

FTE = fully-tax equivalent

Return on Average Assets = ROAA

Return on Average Equity = ROAE

NPAs = Nonperforming assets, defined as loans 90 or more days past due, nonaccrual loans, and Other Real Estate Owned. Restructured loans are not included.

This comparison indicated that First Security Bank was between the 25th percentile and median of the peer group in terms of ROAA, ROAE and PTPP earnings to average assets. First Security Bank’s nonperforming asset levels were between the median and the 75th percentile of the peer group. First Security Bank’s Tier 1 leverage ratio was between the 25th percentile and median of the peer group, while its total risk-based capital ratio was between the median and 75th percentile of the peer group.

Comparable Transaction Analysis. ProBank Austin compared the financial performance of certain selling institutions and the prices paid in selected transactions to IMB’s financial performance and the implied transaction multiples being paid by Glacier for IMB. Specifically, ProBank Austin reviewed certain information relating to select bank and thrift transactions in the nation between November 9, 2016 and October 26, 2017 (with seller’s assets between $750 million and $3 billion and last twelve-months return on average equity greater than 5.00 percent). Twenty-eight (28) transactions were included in this group based on the selected criterion. The following lists the transactions reviewed by ProBank Austin:

Guideline M&A Transactions

Buyer Name	State	Seller Name	State	Announced Date
Midland States Bancorp Inc.	IL	Alpine Bancorp, Inc.	IL	10/16/17
Arvest Bank Group Inc.	AR	Bear State Financial Inc.	AR	08/22/17
Pacific Premier Bancorp	CA	Plaza Bancorp	CA	08/09/17
Old National Bancorp	IN	Anchor Bancorp Inc.	MN	08/08/17
Associated Banc-Corp	WI	Bank Mutual Corp.	WI	07/20/17
OceanFirst Financial Corp.	NJ	Sun Bancorp Inc.	NJ	06/30/17
State Bank Financial Corp.	GA	AloStar Bank of Commerce	AL	06/15/17
Southside Bancshares Inc.	TX	Diboll State Bancshares Inc.	TX	06/12/17
Carolina Financial Corp.	SC	First South Bancorp Inc.	NC	06/12/17
Berkshire Hills Bancorp Inc.	MA	Commerce Bancshares Corp.	MA	05/22/17
Sandy Spring Bancorp Inc.	MD	WashingtonFirst Bankshares	VA	05/16/17
TowneBank	VA	Paragon Commercial Corp.	NC	04/27/17

Buyer Name	State	Seller Name	State	Announced Date
Home BancShares Inc.	AR	Stonegate Bank	FL	03/27/17
First Merchants Corp.	IN	Independent Alliance Banks	IN	02/17/17
Heartland Financial USA Inc.	IA	Citywide Banks of Colorado	CO	02/13/17
FB Financial Corp	TN	American City Bk/Clayton Bk	TN	02/08/17
First Busey Corp.	IL	First Community Finl Partners	IL	02/06/17
Bryn Mawr Bank Corp.	PA	Royal Bancshares of PA	PA	01/31/17
Midland States Bancorp Inc.	IL	Centrue Financial Corporation	IL	01/26/17
Simmons First National Corp.	AR	First Texas BHC Inc.	TX	01/23/17
Renasant Corp.	MS	Metropolitan BancGroup Inc.	MS	01/17/17
Columbia Banking System	WA	Pacific Continental Corp.	OR	01/09/17
Veritex Holdings Inc.	TX	Sovereign Bancshares Inc.	TX	12/14/16
Simmons First National Corp.	AR	Southwest Bancorp Inc.	OK	12/14/16
Pacific Premier Bancorp	CA	Heritage Oaks Bancorp	CA	12/13/16
Southern National Bncp of VA	VA	Eastern Virginia Bankshares	VA	12/13/16
CenterState Banks	FL	Gateway Finl Hldgs of FL Inc.	FL	11/30/16
Independent Bk Group Inc.	TX	Carlile Bancshares Inc.	TX	11/21/16

The following table highlights the median results of the guideline M&A transactions:

	M&A
	Guideline
Seller’s Financial Performance	Median	IMB (1)
Total Assets ($millions)	$1,346.2	$1,013.0
Tangible Equity / Tangible Assets	9.15%	7.55%
Return on Average Assets	0.93%	0.93%
Return on Average Equity	8.66%	10.23%
Efficiency Ratio	64.4%	62.4%
Nonperforming Assets (2) /Assets	0.70%	0.48%

Deal Transaction Multiples
Price/Tangible Book Value Ratio	196%	231%
Price/LTM Earnings	21.8	18.9

LTM = Last twelve month

Note: M&A Guideline transactions financial performance based on most recent 12-month data.

(1)	IMB’s financial performance and deal transaction multiples based on annualized YTD September 30, 2017 data.
(2)	Nonperforming assets include nonaccrual loans and leases, restructured loans and leases, and other real estate owned.

The median last twelve month ROAA ratio of the selling banks in the guideline transactions was 0.93 percent compared to 0.93 percent for IMB. IMB’s ROAE of 10.23 percent was higher than the peer median of 8.66 percent. The median nonperforming assets (“NPA”) to assets ratio measured 0.70 percent for the guideline transaction group which was higher than 0.48 percent for IMB. The indicated price to tangible book ratio being paid by Glacier for IMB of 231 percent is higher than the median price to tangible book ratio of 196 percent for the guideline transactions. The implied price-to-earnings multiple for the IMB transaction with Glacier of 18.9 times was lower than the median multiple of 21.8 times.

IMB Control-Level Valuation. In May 2017, ProBank Austin developed control-level indications of value for IMB based on year-end 2016 financial information. ProBank Austin developed indications of value using both an income approach and a market approach. ProBank’s indication of value under the income approach measured $149.8 million, while multiple indications of value were developed using the market approach, ranging from $149.6 million to $190.1 million. Based on its analysis, ProBank advised the IMB Board that a control-level valuation range of between $150 million and $180 million for IMB would be a reasonable expectation in the event the company solicited proposals for an acquisition of the company from one or more third parties.

Glacier Financial Performance and Market Trading Data versus Peer. ProBank Austin compared selected results of Glacier’s operating performance to that of 30 publicly traded banks in the nation with assets between $8.0 billion and $14.0 billion.

This peer group consisted of the following companies:

Name	State	Symbol	Name	State	Symbol
Banc of California Inc.	CA	BANC	Heartland Financial USA Inc.	IA	HTLF
Banner Corp.	WA	BANR	Hilltop Holdings Inc.	TX	HTH
Berkshire Hills Bancorp Inc.	MA	BHLB	Independent Bank Corp.	MA	INDB
Boston Private Financial	MA	BPFH	Independent Bk Group Inc.	TX	IBTX
Cadence Bancorp.	TX	CADE	International Bancshares Corp.	TX	IBOC
Central Bancompany Inc.	MO	CBCYB	LegacyTexas Finl Group Inc	TX	LTXB
Columbia Banking System Inc.	WA	COLB	NBT Bancorp Inc.	NY	NBTB
Community Bank System Inc.	NY	CBU	Renasant Corp.	MS	RNST
Customers Bancorp Inc	PA	CUBI	Simmons First National Corp.	AR	SFNC
CVB Financial Corp.	CA	CVBF	South State Corporation	SC	SSB
FCB Financial Holdings Inc.	FL	FCB	TowneBank	VA	TOWN
First BanCorp.	PR	FBP	Trustmark Corp.	MS	TRMK
First Financial Bancorp.	OH	FFBC	Union Bkshs Corp	VA	UBSH
First Interstate BancSystem	MT	FIBK	United Community Banks Inc.	GA	UCBI
Great Western Bancorp	SD	GWB	WesBanco Inc.	WV	WSBC

ProBank Austin noted the following selected financial measures:

	Peer Financial Performance (1)
	25th Pct	Median	75th Pct	Glacier (1)
Total Assets ($bils)	$9.0	$10.3	$11.2	$9.8
Tangible Equity / Tangible Assets	8.48%	9.25%	10.19%	10.55%
LTM PTPP / Average Assets	1.68%	1.80%	1.96%	2.28%
LTM Core Return on Average Assets	0.99%	1.14%	1.23%	1.42%
LTM Core Return on Average Equity	8.57%	9.13%	10.10%	11.65%
LTM Efficiency Ratio	63.0%	58.2%	55.7%	53.6%
NPAs / Total Assets	0.66%	0.43%	0.30%	0.66%

LTM = Last twelve month

PTPP = Pre-Tax Pre-Provision = Net Interest Income + Noninterest Income - Noninterest Expense

(1)	Peer group financial performance as of most recent available as of October 26, 2017. Glacier’s financial performance as of September 30, 2017 (Peer group financial performance excludes Glacier).

This comparison indicated that Glacier was above the 75th percentile of the peer group for PTPP to average assets, core ROAA and core ROAE. Glacier’s tangible equity to assets ratio was above the 75th percentile of the peer. Glacier’s efficiency ratio was also above the 75th percentile of peer while its NPAs to total assets approximated the 25th percentile of the peer. The following presents a summary of the market trading data of Glacier compared to this same peer group as of October 26, 2017:

	Peer Market Trading Data			Glacier
As of 10/26/2017	25th Pct	Median	75th Pct
Price / Tangible Book Value per Share	186%	226%	254%	287%
Price / LTM Core EPS	16.8	17.9	19.3	21.0
Dividend Yield	1.0%	1.7%	2.4%	2.3% (1) 3.1	% (2)
Average Monthly Volume (000)	3,250	4,741	6,777	7,279
Avg. Monthly Volume as % of Shares	7.50%	8.84%	11.53%	9.33%

(1)	Does not include special dividend.
(2)	Includes special dividend.

Glacier traded above the 75th percentile of the peer group as measured by both price to tangible book and price to LTM Core EPS. Glacier’s dividend yield (including normal and special dividends) exceeded the 75th percentile of the peer. Glacier was between the median and the 75th percentile of the peer in average monthly trading volume to shares.

Pro Forma Merger Analysis. ProBank Austin analyzed the potential pro forma effect of the merger to Glacier’s performance metrics. Assumptions were made regarding the fair value accounting adjustments, cost savings and other acquisition adjustments based on discussions with management of IMB and Glacier and their representatives. For Glacier, ProBank Austin relied on consensus earnings estimates provided by S&P Global Market Intelligence. The pro forma merger analysis indicated that the Merger is expected to be immediately accretive to Glacier’s tangible book value per share and immediately accretive to Glacier’s earnings per share (excluding nonrecurring transaction expenses). The results of ProBank Austin’s pro forma merger analysis closely aligned with the pro forma expectations of Glacier as publicly disclosed by Glacier on October 26, 2017.

Pro Forma Dividends Per Share. IMB made an S-Corporation election under the Internal Revenue Code for the tax year beginning January 1, 2003. S-Corporations are pass-through entities. IMB has no federal income tax liability and its earnings pass through to shareholders, subject to taxation at the shareholder level. IMB has historically paid shareholder dividends in an amount sufficient to pay tax on pass-through earnings at the highest combined marginal federal and state tax rate. Based on the implied 22.841 exchange ratio and Glacier’s current quarterly dividend rate of $0.21 per share, IMB’s equivalent annualized cash dividends would equal $19.19 for each current IMB common share. In addition, Glacier has paid a special cash dividend of $0.30 per share for each of the past three years. If Glacier continues the practice of paying a $0.30 per share special dividend, the IMB equivalent special cash dividend would equal $6.85 for each current IMB common share.

ProBank Austin’s Compensation and Other Relationships with IMB and Glacier. IMB has agreed to pay ProBank Austin customary fees for its services as exclusive financial advisor in connection with the Merger. IMB paid ProBank Austin $50,000 upon the issuance of the ProBank Austin Opinion. IMB has also agreed to pay ProBank Austin a transaction fee equal to 1.00 percent of the transaction value, with $50,000 payable upon execution of the definitive agreement and the balance due at closing of the Merger.

IMB agreed to reimburse ProBank Austin for its reasonable out-of-pocket expenses, and to indemnify ProBank Austin against certain liabilities, including liabilities under securities laws. ProBank Austin has provided various consulting services to IMB in the past, including investment banking services. ProBank Austin does not have any prior, existing or pending engagements with Glacier.

Summary. Based on the preceding summary discussion and analysis, and subject to the qualifications described herein, ProBank Austin determined the Merger Consideration to be fair, from a financial point of view, to the holders of IMB common stock.

The opinion expressed by ProBank Austin was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including, but not limited to, changes affecting the securities markets, the results of operations or material changes in the financial condition of either Glacier or IMB could materially affect the assumptions used in preparing this opinion.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of IMB with and into Glacier and, immediately thereafter, the merger of FSB with and into Glacier Bank, Glacier’s wholly-owned subsidiary. Following the merger, the former branches of FSB located in the Bozeman area will be combined with Glacier Bank’s existing Big Sky Western Bank division, and the operating division will become known as “First Security Bank of Bozeman, a division of Glacier Bank.” FSB’s four northern branches and two loan production offices will be combined with and become a part of Glacier Bank’s First Bank of Montana division.

In the merger, IMB shareholders will receive Glacier common stock for their IMB common stock, as described below. See “– Merger Consideration.”

While Glacier and IMB believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

As of the effective date of the merger, each share of IMB common stock will be converted into the right to receive 22.841 shares of Glacier common stock, subject to adjustment as follows:

If the average closing price of Glacier common stock calculated in accordance with the merger agreement exceeds $42.11, Glacier may elect to terminate the merger agreement, unless IMB elects to accept a decrease on a per-share basis in the number of shares of Glacier common stock to be issued in the merger. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the per-share number of shares of Glacier common stock issued in the merger.

Conversely, if the average closing price is below $28.07, IMB may elect to terminate the merger agreement unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock to be issued in order to avoid such termination. Alternatively, Glacier may elect to pay cash consideration, or a combination of cash consideration and additional Glacier shares, so that the value of consideration received by IMB shareholders equals an amount specified in the merger agreement.

Assuming for purposes of illustration only that the average closing price of Glacier common stock is $[        ] (which was the per-share closing price of Glacier common stock on [            ], 2017), IMB shareholders would receive 22.841 shares of Glacier common stock for each share of IMB common stock because the average closing price did not exceed $42.11 or fall below $28.07.

The actual Glacier average closing price will not be determined until 10 days prior to the closing of the merger, and it cannot be predicted whether such average closing price will be above or below the collar range of between $42.11 and $28.07.

Possible Special Dividend

If the IMB Closing Capital exceeds the Closing Capital Requirement, IMB may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

“IMB Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to IMB’s capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which IMB’s consolidated tangible equity capital at December 31, 2016 and June 30, 2017 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on IMB’s or FSB’s balance sheet. The IMB “Closing Capital Requirement” is $73,500,000.

The IMB Closing Capital may be adjusted based on the estimated final amount of transaction-related expenses to be incurred by IMB, as determined and agreed upon between IMB and Glacier in accordance with the merger agreement (the “Final Transaction-Related Expenses”). To the extent the Final Transaction-Related Expenses exceed $5,300,000, the amount of such excess, on an after-tax basis, will be reflected as a pro-forma adjustment to the IMB Closing Capital, reducing the amount of the IMB Closing Capital.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of IMB common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date the merger becomes effective under the Montana Business Corporation Act, which is expected to occur on the date of closing. Subject to the foregoing and the possible adjustment of the closing date as discussed under “—Closing Date” below, it is currently anticipated that the merger will be consummated during the first quarter of 2018.

Either Glacier or IMB may terminate the merger agreement if the effective date does not occur on or before July 31, 2018, unless extended under certain circumstances as described under “—Termination of the Merger Agreement” below.

Letter of Transmittal

Promptly following the effective date of the merger, Glacier’s exchange agent will send a letter of transmittal to each holder of record of IMB common stock. This mailing will contain instructions on how to surrender IMB common stock certificates or other evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

With the exception of any proposed dissenting shares, each IMB stock certificate will, from and after the effective date of the merger, be deemed to represent and evidence only the right to receive the merger consideration payable with respect to such certificate. IMB shareholders must provide properly completed and executed letters of transmittal in order to effect the exchange of their shares of IMB common stock for (i) evidence of issuance in book entry form, or upon the request of the holder, stock certificates, representing Glacier common stock, (ii) a check in the event that Glacier elects to pay cash consideration under the circumstances described under “– Termination of the Merger Agreement” below, and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any.

Lost, Stolen or Destroyed Certificates

If a certificate for IMB common stock has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration, if the holder provides Glacier with (i) satisfactory evidence that the holder owns the IMB common stock and that the certificate is lost, stolen or destroyed, (ii) any affidavit or security Glacier may require (including any bond that may be required by the exchange agent in accordance with its policies), and (iii) any reasonable additional assurances that Glacier or Glacier’s exchange agent may require, which may include indemnification of Glacier if the lost, stolen or destroyed certificates are subsequently presented.

Voting Agreements

IMB’s directors and certain IMB shareholders have entered into voting agreements, dated as of October 26, 2017. In the voting agreements, each person agrees, among other things, to vote the shares of IMB common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger agreement. As of the date hereof, the persons who have entered into the voting agreements are entitled to vote a total of [                ] shares of IMB common stock, representing approximately [    ]% of all outstanding shares of IMB common stock.

Dissenters’ Rights of Appraisal

Under Montana law, IMB shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of IMB common stock.

IMB shareholders electing to exercise dissenters’ rights must comply with the provisions of the Montana appraisal laws in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that an IMB shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Montana appraisal laws, the full text of which is set forth in Appendix B to this document.

A shareholder who wishes to assert dissenters’ rights must:

•	before IMB shareholders vote on the merger agreement, deliver to IMB written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote the shares in favor of the merger.

A shareholder wishing to deliver a notice asserting dissenters’ rights should hand-deliver or mail the notice to the following address:

Inter-Mountain Bancorp., Inc.

208 East Main Street

Bozeman, Montana 59715

Attention: Valarie Abraham, Secretary

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying IMB in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to IMB the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has power to direct the vote.

A shareholder who does not, prior to the IMB shareholder vote on the merger agreement, deliver to IMB a written notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

If the merger is completed, Glacier (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all IMB shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	supply a form for demanding payment;

•	set a date by which Glacier must receive the payment demand, which date will be between 30 and 60 days after notice is delivered;

•	state Glacier’s estimate of the “fair value” for the shares and the date by which any notice to withdraw (discussed below) must be received; and

•	provide a copy of the dissenters’ rights provisions of the Montana Code Annotated, Sections 35-1-826 through 35-1-839.

A shareholder wishing to exercise dissenters’ rights must at that time file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause that person to lose their dissenters’ rights.

A shareholder who has complied with the requirements summarized in the previous paragraph may nevertheless decline to exercise dissenters’ rights and withdraw from the appraisal process by notifying Glacier by the date set forth in the written notice provided by Glacier following consummation of the merger. If the shareholder does not withdraw from the appraisal process by the specified date, he or she may not do so thereafter unless Glacier consents to such withdrawal in writing.

Upon completion of the merger or receipt of the payment demand, whichever is later, Glacier will pay each dissenter with properly perfected dissenters’ rights Glacier’s estimate of the “fair value” of the shareholder’s shares, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own shares of IMB prior to the public announcement of the merger, Glacier is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger. The “fair value” may be less than, equal to or greater than the value of the consideration that an IMB shareholder would be entitled to receive under the merger agreement. The rate of interest will be the rate of interest provided under applicable law.

Within 30 days of Glacier’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Glacier’s estimate of the fair value may notify Glacier of the dissenter’s own estimate of the fair value and demand payment of that amount. If Glacier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Glacier must, within 60 days of receiving the estimate and demand, petition a court to determine the fair value.

In view of the complexity of the Montana statutes governing dissenters’ rights of appraisal, IMB shareholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

The failure of an IMB shareholder to comply strictly with the Montana statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to Appendix B for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to Appendix B.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and IMB, are as follows:

•	the accuracy of the other party’s representations and warranties in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	material compliance by the other party of all terms, covenants, and conditions of the merger agreement;

•	that there shall have been no material damage, destruction, or loss, or other event, individually or in the aggregate, constituting a Material Adverse Effect (as defined in the merger agreement)

with respect to the other party or the commencement of any proceeding against the other party that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to such party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	the parties shall have agreed on the amount of the IMB Closing Capital and Final Transaction Related Expenses, each as defined in the merger agreement; and

•	the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of IMB, has become effective, and no stop-order suspending such effectiveness has been issued or remains in effect and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that:

•	in the opinion of the executive officers of IMB and FSB, FSB’s allowance for possible loan and lease losses is adequate to absorb its anticipated loan losses;

•	Glacier shall have obtained from legal counsel, and delivered to IMB, an opinion addressed to IMB and Glacier (subject to reasonable limitations, conditions and assumptions) to the effect that each of the merger of IMB with and into Glacier and the merger of FSB with and into Glacier Bank will be a reorganization within the meaning of Internal Revenue Code Section 368(a); and

•	IMB shall have provided to Glacier, upon reasonable request, certain reports relating to FSB’s loans, other extensions of credit, and other assets that are adversely classified, and neither these reports nor any examination by Glacier will have revealed a material adverse change in adversely classified assets or other information relating to FSB’s loans revealed during Glacier’s previous examinations of FSB’s loans.

Additionally, either Glacier or IMB may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Glacier or IMB may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and IMB shareholder approval). Either Glacier or IMB may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of IMB. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of IMB shareholders. However, after IMB shareholder approval, any amendment that would change the form or reduce the amount of consideration that IMB shareholders will receive in the merger would require further approval from IMB shareholders.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or IMB to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before July 31, 2018, then at any time after that date, either Glacier or IMB may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all of its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination. However, if as of July 31, 2018, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before October 31, 2018, if Glacier notifies IMB in writing on or prior to July 31, 2018 of its election to extend such date.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by IMB shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

Glacier Average Closing Price Greater than $42.11. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $42.11.

If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $42.11, IMB may elect, within three business days of its receipt of such notice, to accept an adjustment to the total stock consideration through the issuance of fewer Glacier shares; in such event, the total stock consideration will be the number of Glacier shares equal to the quotient obtained by dividing (a) $195,986,299 by (b) the Glacier average closing price rounded up to the nearest whole share.

If IMB makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the number of Glacier shares issued in the merger.

Glacier Average Closing Price Less than $28.07. By specific action of its board of directors, IMB may terminate the merger agreement if the Glacier average closing price is less than $28.07.

If IMB provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $28.07, Glacier may elect, within three business of its receipt of such notice, to adjust the total stock consideration (through the issuance of additional Glacier shares), or in Glacier’s sole discretion, pay cash consideration, or a combination of additional Glacier shares and cash, such that the total value of the Glacier shares to be issued (based on the Glacier average closing price rounded up to the nearest whole share) plus any cash consideration is equal to $130,642,019.

If Glacier elects to increase the total stock consideration or pay cash consideration (or a combination of additional shares and cash, as described above), no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the consideration has been adjusted.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement if the IMB Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the IMB Board recommends approval of the merger to its shareholders, Glacier or IMB may terminate the merger agreement if IMB shareholders elect not to approve the merger.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Montana to restrain or invalidate the merger or the merger agreement.

Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding IMB shares have properly given notice of their intent to assert dissenters’ rights under Montana law.

Superior Proposal – Termination by IMB. IMB may terminate the merger agreement if its board of directors determines in good faith that IMB has received a “Superior Proposal” (as defined in the merger agreement). This right is subject to the requirement that IMB may terminate the merger agreement only if IMB (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties and submission of the merger agreement to IMB shareholders; (ii) immediately subsequent to delivering the notice of termination to Glacier, IMB enters into a definitive acquisition agreement relating to such Superior Proposal, (iii) IMB has provided Glacier with at least five days’ prior written notice that the IMB Board is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (and negotiated with Glacier in good faith with respect to such terms) in such a manner as would enable the IMB Board to proceed with the merger and (iv) simultaneously upon entering into such definitive acquisition agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if (i) an “Acquisition Event” (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to IMB or its shareholders to engage in, or enter into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved by the IMB shareholders.

Break-Up Fee

If the merger agreement is terminated because (i) the IMB Board fails to recommend shareholder approval of the merger agreement or modifies, or withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) IMB terminates the merger agreement after receiving a Superior Proposal and Glacier declines the opportunity to amend the terms of the merger agreement to enable the IMB Board to proceed with the merger; or (iii) Glacier terminates the merger agreement if an Acquisition Event has occurred, then IMB will immediately pay Glacier a break-up fee of $6,500,000. In addition, if the merger agreement is terminated (i) by Glacier for IMB’s breach of certain covenants set forth in the merger agreement or (ii) by either Glacier or IMB due to the merger agreement not being approved by the IMB shareholders or due to a third party’s proposal to engage in, or enter into an agreement with respect to, an Acquisition Event and the merger agreement and merger not being approved by the IMB shareholders, and within 15 months after any such termination described in clauses (i) and (ii) hereof, IMB or FSB enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event, or an Acquisition Event occurs, then IMB will promptly following such entry, announcement, or occurrence pay Glacier the break-up fee of $6,500,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a break-up fee) Glacier and IMB will each pay their own out-of-pocket expenses incurred in connection with the transaction.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, IMB will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, IMB and FSB will refrain from engaging in the following activities:

•	issuing, selling or otherwise permitting to become outstanding, or disposing of, encumbering or pledging, or authorizing or proposing the creation of, any additional shares of IMB stock, or authorizing or causing any additional shares of IMB stock to become subject to new options, warrants, convertible securities of any kind, or other rights of any nature to acquire or receive IMB stock;

•	with specified exceptions, adjusting, splitting, combining, redeeming, reclassifying, purchasing, or otherwise acquiring any shares of IMB stock;

•	effecting any stock split or other recapitalization with respect to FSB stock, or issuing, redeeming, pledging or encumbering any shares of FSB stock;

•	other than as permitted by the merger agreement or as otherwise consistent with past practices, declaring or paying any dividends, or making any other distribution with respect to shares of IMB;

•	acquiring, selling, transferring, assigning, encumbering or otherwise disposing of any material assets having a value greater than $100,000, or making any material commitment other than in the ordinary and usual course of business;

•	soliciting or accepting deposit accounts of a different type from accounts previously accepted by FSB or at rates materially in excess of prevailing interest rates, or, other than as permitted by the merger agreement, incurring or increasing any indebtedness for borrowed money;

•	offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by FSB, or offering or making a new loan or extension of credit (other than with respect to commitments existing as of the date of execution of the merger agreement) in an amount greater than $2,000,000 without prior consultation with Glacier;

•	making any negative provisions to FSB’s ALLL or failing to maintain an adequate reserve for loan and lease losses;

•	other than as permitted by the merger agreement, acquiring an ownership interest (except other real estate owned or other ownership interest acquired through foreclosure with a value not exceeding $400,000) or leasehold interest in any real property and in the case of acquisition of an ownership interest, acquiring such ownership interest without conducting an appropriate environmental evaluation and providing such evaluation to Glacier at least 30 days in advance of such acquisition;

•	other than as permitted by the merger agreement, entering into, renewing, or terminating any contracts calling for a payment of more than $50,000, with a term of one year or more;

•	other than as permitted by the merger agreement, entering into or amending any contract calling for a payment of more than $50,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

•	other than as permitted by the merger agreement, entering into any personal services contract;

•	selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $50,000, or transferring any investment securities between portfolios available for sale and portfolios of securities to be held to maturity;

•	amending its articles of incorporation, bylaws, or other formation agreements, or converting its charter or form of entity;

•	other than as permitted by the merger agreement, implementing or adopting any material changes in its operations, policies or procedures;

•	other than as permitted by the merger agreement, implementing or adopting any change in its accounting principles, practices, or methods;

•	other than in accordance with binding commitments existing on the date of execution of the merger agreement, making any capital expenditures in excess of $50,000 per project or series of related projects or $100,000 in the aggregate except for emergency repairs or replacements;

•	entering into any other material transaction or making any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to the completion of the merger; and

•	willfully taking any action which would materially and adversely affect or delay the ability of either party to obtain any necessary approvals, consents or waivers of any governmental authority required for the merger or for either party to perform in all material respects their respective covenants and agreements under the merger agreement.

FSB Management and Operations After the Merger

Immediately following the merger of FSB with and into Glacier, FSB will be merged with and into Glacier Bank. It is anticipated that the former FSB will operate after the closing of the merger as “First Security Bank of Bozeman, a division of Glacier Bank.”

As described below under “Interests of Certain Persons in the Merger.” certain executive officers of FSB have entered into employment or consulting agreements with Glacier and Glacier Bank, effective upon closing of the merger, pursuant to which they will serve as executive officers of First Security Bank of Bozeman, a division of Glacier Bank.

Employee Benefit Plans

The merger agreement confirms Glacier’s intent that Glacier’s and Glacier Bank’s current personnel policies will apply to any employees of FSB who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly situated employees of Glacier and/or Glacier Bank. For purposes of such participation, current employees’ prior service with IMB and/or FSB will constitute prior service with Glacier for purposes of determining eligibility and vesting under benefit plans of Glacier and Glacier Bank.

Interests of Certain Persons in the Merger

Certain members of the IMB and/or FSB Board and executive management may be deemed to have interests in the merger, in addition to their interests as shareholders of IMB generally. The IMB Board was aware of these factors and considered them, among other things, in approving the merger agreement.

Employment Agreements with Glacier Bank

Steven Wheeler

Glacier Bank has entered into an employment agreement with Steven Wheeler, currently President and Chief Executive Officer of FSB and Vice President of IMB, governing employment by Glacier Bank following the merger. Mr. Wheeler will serve as President and Chief Operating Officer of First Security Bank of Bozeman, a division of Glacier Bank (the “Division”). The employment agreement is effective on (and conditioned upon) the closing of the merger and continues for two years thereafter. The employment agreement provides for an annualized base salary of $326,000, subject to increase in the discretion of Glacier Bank’s or Glacier’s board of directors based on performance and additional duties and responsibilities, if any. Mr. Wheeler will also receive an annual bonus of $37,000, based on objectives established by the Chief Executive Officer of the Division or the Division board, and a car allowance in the annual amount of $6,000 during the term of his employment. Mr. Wheeler will be eligible to participate in Glacier’s profit sharing plan. Additionally, Mr. Wheeler will be entitled to participate in any group life insurance, disability, health and accident insurance plans, and any other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

If Mr. Wheeler’s employment is terminated for Cause or he terminates his employment without Good Reason (as such terms are defined in the agreements), Glacier Bank will pay him the annualized base salary earned and expenses reimbursable incurred through the date of termination.

If Mr. Wheeler’s employment is terminated without Cause or he terminates his employment for Good Reason, contingent upon his execution of a release of claims and for so long as he complies with certain restrictive covenants described in his employment agreement, Glacier Bank will pay Mr. Wheeler a severance payment in an amount equal to the amount of annualized base salary remaining to be paid during the term of the agreement, paid in equal monthly installments over a term that is the greater of the remaining term of the agreement or one year after termination of employment (the “Post-Termination Period”).

The employment agreement provides that during Mr. Wheeler’s employment and the Post-Termination Period, Mr. Wheeler will not serve in any capacity or provide management, supervisory, business development, marketing or strategic planning services to a bank or financial services company involved in commercial and consumer lending in specified counties in Montana. The employment agreement provides that during his employment and for a period of two years following any termination of employment, Mr. Wheeler will not persuade or entice, or attempt to persuade or entice, any employee of Glacier or Glacier Bank to terminate his or her employment with Glacier or Glacier Bank, or any person or entity to terminate, cancel, rescind or revoke its business or contractual relationships with Glacier or Glacier Bank. Additionally, during his employment and for a period of two years following termination of employment, Mr. Wheeler will not solicit or attempt to solicit, divert, or take away from Glacier Bank or Glacier any person or entity that is a current customer of Glacier Bank or Glacier and to whom Mr. Wheeler, directly or indirectly, provided services, contracted with, or solicited business on behalf of Glacier Bank or Glacier within 24 months prior to the termination of Mr. Wheeler’s employment.

In consideration for the restrictive covenants described above, FSB has separately entered into a Consideration for Restrictive Covenants Agreement, dated October 26, 2017, providing for the payment to Mr. Wheeler of up to $350,000, to be paid by FSB in two separate payments. The first $175,000 payment under this agreement will be made to Mr. Wheeler simultaneously with the closing of the merger, subject to certain criteria. The second $175,000 payment will be made to Mr. Wheeler on the last day of the Post-Termination Period or within 60 days of his death, whichever is earliest. The second $175,000 payment is further conditioned upon Mr. Wheeler’s compliance with certain restrictive covenants described in his employment agreement and him not being terminated for Cause.

Michael Johnson

Glacier Bank has also entered into an employment agreement with Michael Johnson, currently a director of IMB, governing employment by Glacier Bank following the merger. Mr. Johnson will serve as Northern Market President of First Bank of Montana, a division of Glacier Bank (“First Bank”). The employment agreement is effective on (and conditioned upon) the closing of the merger and continues for three years thereafter. The employment agreement provides for an annualized base salary of $188,500, subject to increase in the discretion of First Bank’s management team based on performance and additional duties and responsibilities, if any. Mr. Johnson will also be eligible to participate in Glacier’s profit sharing plan, First Bank’s short-term cash bonus program and Glacier’s long-term incentive plan. Additionally, Mr. Johnson will be entitled to participate in any group life insurance, disability, health and accident insurance plans, and any other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

If Mr. Johnson’s employment is terminated for Cause or he terminates his employment without Good Reason (as such terms are defined in the agreements), Glacier Bank will pay him the annualized base salary earned and expenses reimbursable incurred through the date of termination.

If Mr. Johnson’s employment is terminated without Cause or he terminates his employment for Good Reason, contingent upon his execution of a release of claims and for so long as he complies with certain restrictive covenants described in his employment agreement, Glacier Bank will pay Mr. Johnson a severance payment in an amount equal to the amount of annualized base salary remaining to be paid during the term of the agreement.

The employment agreement provides that during Mr. Johnson’s employment and the Post-Termination Period, Mr. Johnson will not serve in any capacity or provide management, supervisory, business development, marketing or strategic planning services to a bank or financial services company involved in commercial and consumer lending in specified counties in Montana. The employment agreement provides that during his employment and for a period of two years following any termination of employment, Mr. Johnson will not persuade or entice, or attempt to persuade or entice, any employee of Glacier or Glacier Bank to terminate his or her employment with Glacier or Glacier Bank, or any person or entity to terminate, cancel, rescind or revoke its business or contractual relationships with Glacier or Glacier Bank. Additionally, during his employment and for a period of two years following termination of employment, Mr. Johnson will not solicit or attempt to solicit, divert, or take away from Glacier Bank or Glacier any person or entity that is a current customer of Glacier Bank or Glacier and to whom Mr. Johnson, directly or indirectly, provided services, contracted with, or solicited business on behalf of Glacier Bank or Glacier within 24 months prior to the termination of Mr. Johnson’s employment.

Change-in-Control Agreements

IMB previously entered into a Change in Control Compensation Agreement, dated July 25, 2017, with Mr. Wheeler (the “Wheeler CIC”). Under the Wheeler CIC, in the event of a Change in Control (as defined in the Wheeler CIC), IMB will pay to Mr. Wheeler an amount equal to (a) Mr. Wheeler’s annual salary for the year in which the Change in Control occurs, plus (b) an amount equal to the average of the bonuses paid to Mr. Wheeler in each of the two calendar years preceding the year in which the Change in Control occurs, plus (c) $50,000. It is expected that IMB will pay an amount approximately equal to $413,000 to Mr. Wheeler under the Wheeler CIC at the closing of the merger.

IMB has also entered into a Change in Control Compensation Agreement, dated July 25, 2017, with Dennis Bechtold (the “Bechtold CIC”), currently Chief Financial Officer of FSB and Treasurer of IMB. The terms of the Bechtold CIC are substantially identical to those described above with respect to the Wheeler CIC. It is expected that IMB will pay an amount approximately equal to $248,000 to Mr. Bechtold under the Bechtold CIC at the closing of the merger.

Consulting Agreement with Glacier Bank

Glacier Bank has entered into a consulting agreement with Bruce Gerlach, currently President and Chief Executive Officer of IMB and a director of both IMB and FSB. Mr. Gerlach will assist Glacier Bank with issues that may arise during the integration of FSB with Glacier Bank, including but not limited to individual relationship management matters with key FSB clients and employees. The agreement is effective on (and conditioned upon) the closing of the merger, and continues for two years thereafter, unless terminated earlier by either party upon 30 days’ prior written notice. Mr. Gerlach will receive a retainer of $8,333 per month, as well as a car allowance in the annual amount of $6,892, reimbursement of specified country club dues and use of tickets to specified athletic events. Mr. Gerlach will serve as an independent contractor to, and not an employee or agent of, Glacier Bank.

Stock Ownership

As of the record date of the special meeting, IMB directors, executive officers and their spouses beneficially own [                ] shares of IMB common stock. The directors and executive officers of IMB will receive the same consideration in the merger for their shares as will other shareholders of IMB.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that Glacier will, for a period of six years following the closing of the merger, indemnify the present and former directors and officers of IMB and FSB against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law, IMB’s articles or FSB’s articles or IMB’s bylaws or FSB’s bylaws, as applicable.

The merger agreement also provides that Glacier will use commercially reasonable efforts to cause to be maintained in effect for a period of six years following the effective date of the merger, director and officer liability insurance with respect to claims arising from facts or events that occurred before the effective date of the merger. Prior to the effective date of the merger and in lieu of the foregoing, Glacier agreed to use commercially reasonable efforts to purchase, with IMB’s cooperation, a policy providing substantially such coverage and fully pay for such policy prior to the effective date of the merger.

Additional Agreements

Voting Agreements

As described above under “—Voting Agreements,” the directors of IMB and certain IMB shareholders have entered into voting agreements, dated as of October 26, 2017. Pursuant to the voting agreements, each signing person agrees to vote the shares of IMB common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger.

IMB Director Non-Competition Agreement

Each member of the IMB Board has entered into a non-competition agreement with Glacier, Glacier Bank, IMB and FSB. Except under certain limited circumstances, the non-competition agreement generally prohibits such directors from becoming involved in a business that competes with Glacier or any of Glacier’s subsidiaries, divisions or affiliates within specified counties in Montana. The agreement also prohibits the solicitation of Glacier’s employees or customers. The term of the non-competition agreement commences upon the effective date of the merger and continues until two years following the later of (i) effective date of the merger, or (ii) following the termination of the director’s service on the board of directors of a division of Glacier Bank.

Regulatory Requirements

Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Federal Reserve, the Federal Deposit Insurance Corporation, and the Commissioner of the Montana Division of Banking and Financial Institutions.

Material Federal Income Tax Consequences of the Merger

This section describes the anticipated material U.S. federal income tax consequences of the merger of IMB with and into Glacier, to U.S. holders of IMB common stock who exchange shares of IMB common stock for shares of Glacier common stock pursuant to the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of IMB common stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons (as defined in the Internal Revenue Code) to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person (as so defined); or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds IMB common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding IMB common stock, you should consult your tax advisor.

This discussion addresses only those IMB shareholders that hold their IMB common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular IMB shareholders in light of their individual circumstances or to IMB shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons who hold IMB common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	individual retirement and other tax-deferred accounts;

•	certain expatriates or persons that have a functional currency other than the United States dollar;

•	foreign persons, including foreign corporations, foreign partnerships and other foreign entities; and

•	shareholders who acquired their shares of IMB common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or non-U.S. tax consequences of the merger.

The following discussion is based on the Internal Revenue Code, its legislative history, existing temporary, final and proposed regulations thereunder and published administrative rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to a particular IMB shareholder.

In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson, PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier to the effect that the merger will for U.S. federal income tax purposes qualify as one or more reorganizations within the meaning of Internal Revenue Code Section 368(a); and both Glacier and IMB expect to report the merger accordingly on their U.S. federal income tax returns. The opinion is based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Glacier and IMB. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinion. The opinion is not binding on the Internal Revenue Service or the courts. Glacier and IMB have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequence of the merger. Accordingly, each IMB shareholder should consult his or her tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of IMB Common Stock. If the merger of IMB with and into Glacier Bank is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences of the merger to U.S. holders of IMB common stock are as follows:

•	If an IMB shareholder exchanges all of his, her or its IMB common stock for Glacier common stock in the merger, such shareholder will recognize no gain (or loss) on the exchange (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•	If an IMB shareholder receives a combination of Glacier common stock and cash, such shareholder will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Glacier common stock and cash received by the holder of IMB common stock exceeds such holder’s cost basis in its IMB common stock, and (2) the amount of cash received by such holder of IMB common stock in exchange for such holder’s IMB common stock (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•	An IMB shareholder’s aggregate tax basis in the Glacier common stock received in the merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s IMB common stock surrendered, decreased by the amount of any cash received (if any) and increased by the amount of any gain recognized (if any); and

•	The holding period of Glacier common stock received in an exchange for shares of IMB common stock will include the holding period of the IMB common stock for which it is exchanged.

If a U.S. holder of IMB common stock acquired different blocks of IMB common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of IMB common stock and such holder’s basis and holding period in his, her or its shares of Glacier common stock may be determined with reference to each block of IMB common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Glacier common stock received in the exchange should be allocated among different blocks of IMB common stock and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that a U.S. holder of IMB common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holder has held (or is treated as having held) his, her or its IMB common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of IMB common stock is generally taxed at preferential rates. In addition, such gain may be subject to the 3.8% Unearned Income Medicare Contribution Tax on net investment income. Holders of IMB common stock that are individuals, estates, or trusts should consult their tax advisors regarding the applicability of the Unearned Income Medicare Contribution Tax to the disposition of their shares pursuant to the merger. In some cases, if a holder actually or constructively owns Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of IMB common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of IMB common stock who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of Glacier common stock redeemed for cash. As a result, a holder of IMB common stock will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in his, her or its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Payment of Dividend. If IMB’s capital prior to closing of the merger is in excess of a specified minimum amount, IMB may in its discretion declare and pay a special distribution to holders of its common stock in the amount of such excess. IMB intends to treat that special distribution as a distribution in respect of IMB common stock. The Internal Revenue Service may take a contrary position, and to the extent the Internal Revenue Service were to prevail, the amount paid as the special cash dividend would be treated as additional cash received in connection with the merger, and not as a distribution as described in the succeeding sentence. If the distribution is treated as a distribution with respect to IMB common stock, it will be taxable to the extent it exceeds such holder’s basis in his, her or its shares of IMB common stock. Any amount that exceeds such holder’s basis in his, her or its IMB common stock will be treated as gain from the sale or exchange of property (which will generally be capital gain, and will be long-term capital gain if, as of the date of the distribution, the holding period for the shares is greater than one year) and will reduce the holder’s basis in his, her or its IMB common stock.

Subchapter S Considerations. IMB is taxed under Subchapter S of the Internal Revenue Code as an “S corporation.” Glacier is taxed under Subchapter C of the Internal Revenue Code as a “C corporation.” Certain tax consequences will change for IMB shareholders as a result of holding stock in a C corporation instead of an S corporation.

The income (or loss) of an S corporation is passed through to its shareholders for U.S. federal income tax purposes. As a result, holders of IMB common stock have been required to include their pro rata share of IMB’s income (or loss) on their U.S. federal income tax returns and have been directly liable for any resulting taxes owed. IMB, as an S corporation, does not incur any separate U.S. federal income tax liability except in limited situations.

As a C corporation, Glacier’s income (or loss) is not passed through to its shareholders, but instead Glacier is subject to taxation on any income realized from its operations. Accordingly, there is no “pass-through” of any items of income or loss to the holders of Glacier common stock. Instead, shareholders of Glacier are generally taxed on distributions received from Glacier. Distributions from Glacier to holders of its common stock will be treated as ordinary dividend income to the extent of Glacier’s current or accumulated undistributed earnings and profits. Distributions in excess of Glacier’s current and accumulated earnings and profits will be treated first as a return of a shareholder’s tax basis in his, her or its Glacier common stock to the extent of the holder’s basis in the common stock and then as capital gain.

Upon the consummation of the merger, IMB will be required to file a final short-period S corporation corporate income tax return for the period ending on the closing date of the merger. The former holders of IMB common stock will include in their individual returns, as appropriate, the items of income, gain, loss, deduction or credit realized from IMB’s final short period.

Backup Withholding and Information Reporting. Payments of cash made to a holder of IMB common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from cash payments made to a holder of IMB common stock under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the Internal Revenue Service.

Reporting Requirements. IMB shareholders who are “significant holders” and who receive shares of Glacier common stock in the merger are required to file a statement with their United States federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the merger) in the IMB common stock exchanged in the merger and the fair market value (determined immediately before the merger) of the IMB common stock and cash received in the merger. For these purposes a “significant holder” is a holder of IMB common stock who, immediately before the merger, (i) owned at least 1% of the total outstanding stock of IMB by vote or value or (ii) owned stock of IMB with a tax basis of at least $1 million. All IMB shareholders will be required to retain permanent tax records of the basis of IMB common stock exchanged and the Glacier common stock and cash received in the merger.

The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of IMB will be accounted for using the acquisition method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the acquisition method of accounting, the assets and liabilities of IMB will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of IMB will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

INFORMATION CONCERNING INTER-MOUNTAIN BANCORP., INC.

General

IMB is a Montana corporation formed in 1967 for the purpose of acquiring the stock of FSB and becoming the holding company for FSB. IMB has no substantial operations separate or apart from FSB.

The principal offices of IMB are located at 208 East Main Street, Bozeman, Montana 59715.

FSB is a Montana state-chartered bank which commenced operations in 1919. FSB operates through its principal office in Bozeman, Montana, branch offices in Bozeman, Belgrade, Three Forks, West Yellowstone, Big Sky, Fort Benton, Choteau, Fairfield and Vaughn, Montana, as well as loan production offices in Chester and Havre, Montana.

As of September 30, 2017, IMB had total assets of approximately $1.0 billion, total gross loans of approximately $658 million, total deposits of approximately $873 million and approximately $93 million of shareholders’ equity.

Market Area

IMB’s principal market area consists of Gallatin, Cascade, Teton, Chouteau and surrounding counties in Montana.

Lending Activities

FSB’s principal business is to accept deposits from the public and to make loans and other investments. To develop business, FSB relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by FSB. FSB offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, FSB provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers, and commercial real estate loans. FSB also offers home equity loans, automobile loans and various other consumer installment loans.

At September 30, 2017, FSB’s total gross loan portfolio was approximately $657.6 million, representing approximately 65.1% of its total assets. As of such date, FSB’s loan portfolio consisted of 18.8% 1-4 family real estate secured loans, 29.4% commercial real estate secured loans (excluding construction and land development loans), 9.5% real estate construction and land development loans, 11.4% commercial loans, 2.5% installment or consumer loans, 13.1% agricultural loans secured by farmland, 13.7% loans to finance agricultural production and 1.6% loans to municipalities and other.

Deposit and Banking Services

Customers of FSB are provided with a full complement of traditional banking and deposit products. FSB is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Montana, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

FSB does a substantial amount of business with individuals, as well as with customers in small to medium-sized businesses. The primary sources of core deposits are residents of FSB’s primary market area and businesses and their employees located in that area. FSB also obtains deposits through personal solicitation by FSB’s officers and directors and through local advertising. For the convenience of its customers, FSB offers drive-through banking facilities, internet and telephone banking, check/ATM cards, direct deposit, night depositories, personalized checks, and merchant bank card processing. FSB’s services also include cashier’s checks, travelers’ checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

IMB Summary Financial Information

The following selected financial information for the fiscal years ended December 31, 2016, 2015 and 2014 (audited) and for the nine months ended September 30, 2017 and 2016 (unaudited) are derived from financial statements of IMB:

IMB

Balance Sheet

$000’s

	September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
Cash and Due from Banks	33,590	73,653	41,025	72,531	29,446
Fed Funds	0	0	0	0	0
Certificates of deposit	0	0	1,245	996	1,494
Securities (1)	256,557	257,166	245,791	260,044	192,581
Gross Loans	657,627	617,925	614,602	574,706	436,222
Allowance for Loan Loss	11,740	11,018	11,760	10,642	9,724
Net Loans	645,887	606,907	602,842	564,064	426,498
Premises & Fixed Assets	27,615	28,752	28,423	29,658	27,465
Other Assets	49,372	48,231	47,569	37,446	20,358
Total Assets	1,013,021	1,014,709	966,895	964,739	697,842
Deposits	872,604	880,534	841,331	830,552	590,885
Fed Funds & Repos	22,053	20,028	13,401	24,881	29,817
Borrowings	19,853	21,410	21,382	24,108	4,686
Other Liabilities	5,184	4,514	4,333	4,136	1,569
Total Liabilities	919,694	926,486	880,447	883,677	626,957
Equity	93,327	88,223	86,448	81,062	70,885
Total Liabilities and Shareholder Equity	1,013,021	1,014,709	966,895	964,739	697,842

(1)	Includes investments in restricted stock.

IMB

Income Statement

$000’s

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
Interest Income	28,177	26,598	36,091	30,285	23,457
Interest Expense	1,501	1,485	1,961	1,304	814
Net Interest Income	26,676	25,113	34,130	28,981	22,643
Loan Loss Provision	540	182	852	160	0
Non-interest Income	3,855	4,070	5,472	4,493	3,516
Non-interest Expense	19,339	19,527	26,184	22,672	18,388
Pre-Tax Income	10,652	9,474	12,566	10,642	7,771
Taxes	0	0	0	0	0
Net Income	10,652	9,474	12,566	10,642	7,771

Competition

IMB experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than IMB.

IMB also competes with companies located outside of its primary market that provide financial services to persons within its primary market. Some of IMB’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than IMB and some of them are not subject to the same degree of regulation as IMB.

Employees

As of October 31, 2017, IMB had 190 full-time and 7 part-time employees. IMB believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

IMB’s principal office is located in Bozeman, Montana. In addition to its principal office, IMB operates, through FSB, branch offices in Bozeman, Belgrade, Three Forks, West Yellowstone, Big Sky, Fort Benton, Choteau, Fairfield and Vaughn, Montana, as well as loan production offices in Chester and Havre, Montana. All properties are owned, except for the Chester and Havre loan production offices, which are leased.

Legal Proceedings

From time to time, litigation arises in the normal conduct of IMB’s business. IMB, however, is not currently involved in any litigation that management of IMB believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of IMB

The following table shows, as of October 31, 2017, the beneficial ownership of IMB common stock by (i) each person known by IMB to be the beneficial owner of more than 5% of IMB’s outstanding common stock, (ii) each of IMB’s directors and executive officers; and (iii) all of IMB’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned(1)	Percentage of Class
Directors and Executive Officers
Dana Dogterom, IMB Director(2)	12,343	6.1%
Bruce Gerlach, IMB CEO and Director	1,506	0.7%
Robert K. Kamp, IMB Director	23,347	11.5%
Michael Johnson, IMB Director	15,403	7.6%
Tom O. Milesnick, IMB Director	1,393	0.7%
Jack Rochford, IMB Director	5,328	2.6%
Dennis Bechtold, IMB Treasurer	140	0.1%
Steve Wheeler, IMB VP	10	*
All Directors and Officers as a group	59,470	29.2%
Other 5% Holders
John T. Kamp(3)	13,160	6.5%
Joyce B. Kamp(3)	13,160	6.5%
Alma J. Kamp(4)	11,776	5.8%
Lois F. Kamp(4)	11,901	5.8%
Ted S. Milesnick(5)	10,932	5.4%
Susan K. Sager(5)	10,852	5.3%
J.S. Milesnick Marital Trust(5)	10,495	5.2%
Milesnick Family Trust(5)	10,495	5.2%
Daphne Gillam(6)	16,620	8.2%
Daphne Gillam Revocable Trust	12,871	6.3%
Marci Johnson Shaw	11,355	5.6%
Wayne Gibson & Kenneth E. Gibson(7)	15,720	7.7%
Wayne D. & Leona E. Gibson Irrevocable Trust	15,710	7.7%

*	Represents beneficial ownership of less than 1% of the outstanding stock.
(1)	Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes any shares owned with a spouse.
(2)	Includes shares held by the Cornelius A. Dogterom Marital Trust, the trustees of which are Dana Dogterom and Daphne Gillam.
(3)	Consists of shares held by John T. Kamp and Joyce B. Kamp as joint tenants with rights of survivorship.
(4)	Includes shares held by the Thomas J. Kamp Estate, over which Alma J. Kamp and Lois F. Kamp are co-personal representatives.
(5)	Includes shares held by the J.S. Milesnick Marital Trust and Milesnick Family Trust, the trustees of which are Tom O. Milesnick, Ted S. Milesnick and Susan K. Sager. Ted S. Milesnick and Susan K. Sager have agreed to vote the shares held by the trusts in favor of the merger agreement pursuant to a Voting Agreement and Irrevocable Proxy dated October 26, 2017 and may be deemed to have formed a group with respect thereto.
(6)	Includes shares held by the Daphne Gillam Revocable Trust, the trustee of which is Daphne Gillam, and the Cornelius A. Dogterom Matrial Trust.
(7)	Includes shares held by (i) Wayne Gibson and Kenneth E. Gibson as joint tenants with rights of survivorship and (ii) the Wayne D. & Leona E. Gibson Irrevocable Trust, the trustee of which is Kenneth E. Gibson.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and IMB Common Stock” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND IMB COMMON STOCK

Montana law, Glacier’s articles and Glacier’s bylaws govern the rights of Glacier’s shareholders and will govern the rights of IMB’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of IMB’s shareholders are currently governed by Montana law, IMB’s articles and IMB’s bylaws. The following is a brief summary of certain differences between the rights of Glacier and IMB shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of Montana. See also “Where You Can Find More Information About Glacier.”

General

Under Glacier’s articles, Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

Under IMB’s articles, IMB’s authorized capital stock consists of 500,000 shares of common stock, par value $0.50 per share.

The following is a more detailed description of Glacier’s and IMB’s capital stock.

Common Stock

As of October 31, 2017, there were 78,006,956 shares of Glacier common stock issued and outstanding, in addition to 183,741 shares of unvested restricted stock awards under Glacier’s employee and director equity compensation plans.

As of October 31, 2017, there were 203,763 shares of IMB common stock issued and outstanding.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

IMB’s articles of incorporation do not provide for the authorization and issuance of preferred stock.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of Glacier to pay dividends depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

Dividends may be paid on IMB common stock as and when declared by the IMB Board out of funds legally available for the payment of dividends. Since 2013, IMB has declared and paid dividends based upon an assumed marginal state and federal income tax rate of 45% on IMB income passed through to its shareholders. The ability of IMB to pay dividends to its shareholders, and the ability of FSB to pay dividends to IMB, is limited under state and federal laws applicable to banks and bank holding companies.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock and IMB common stock, with each share being entitled to one vote.

Glacier has issued shares of restricted stock pursuant to its equity compensation plans, which provide voting rights prior to vesting.

Glacier’s articles provide that shareholders do not have cumulative voting rights in the election of directors.

IMB’s bylaws provide that each share entitled to vote is entitled to one vote upon matters submitted to a vote at a meeting of shareholders, and that cumulative voting is permitted in the election of directors.

Preemptive Rights

Neither Glacier’s nor IMB’s shareholders have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If IMB is liquidated, the holders of IMB common stock are entitled to share, on a pro rata basis, IMB’s remaining assets after provision for liabilities.

Assessments

All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. All outstanding shares of IMB common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment.

The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws. Glacier’s bylaws also may be amended by the holders of a majority of votes cast at an annual or special meeting of shareholders.

The IMB Board may amend, repeal or adopt IMB’s bylaws. IMB’s articles also provide that IMB’s shareholders may alter or amend the bylaws by a majority vote at any duly held meeting.

Board of Directors - Number of Directors

Glacier’s articles provide that the number of directors may not be less than 7 or more than 17. Glacier’s board currently consists of 10 members, all of whom serve annual terms.

IMB’s bylaws provide that the number of directors may not be fewer than 3 nor more than 9. The IMB Board currently consists of 6 members, all of whom serve annual terms.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action.

Glacier’s articles provide that the personal liability of directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the MBCA.

IMB’s articles provide that a director is not personally liable to IMB or its shareholders other than for acts or omissions creating liability under the MBCA, including but not limited to receiving financial benefit for which the director is not entitled, intentional infliction of harm on the corporation or shareholders of the corporation, unlawful distributions, and intentional violation of criminal law. The liability of directors and officers of IMB may also be limited under the MBCA, and IMB may be obligated to, or may in its discretion, indemnify directors and officers for certain claims or legal proceedings.

Potential “Anti-Takeover” Provisions

Glacier’s articles contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for such shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action is favored by a majority of Glacier’s shareholders.

IMB’s articles do not establish “anti-takeover” or similar limitations.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Johnson, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2016;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017; June 30, 2017; and September 30, 2017;

•	Proxy Statement for Glacier’s 2017 Annual Meeting of Shareholders;

•	Current Reports on Form 8-K filed January 4, 2017; April 28, 2017; May 1, 2017; June 7, 2017; October 3, 2017; October 27, 2017; and [ ] (other than the portions of those documents not deemed to be filed); and

•	The description of Glacier’s common stock contained in the Current Report on Form 8-K filed with the SEC on October 31, 2012, and any amendments or reports filed for the purpose of updating such description.

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of IMB, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information About Glacier” in the forepart of this document.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [            ], 2017. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to IMB shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

APPENDIX A

PROJECT BIG SKY

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

INTER-MOUNTAIN BANCORP., INC., AND

FIRST SECURITY BANK

DATED AS OF OCTOBER 26, 2017

(continued)

List of Schedules and Exhibits

Schedule 3.1.1	Offices of IMB/the Bank

Schedule 3.1.2	No Breach or Violation

Schedule 3.1.3	Capital Stock of IMB/the Bank

Schedule 3.1.4	Investments

Schedule 3.1.5	Financial Statements

Schedule 3.1.6	Properties

Schedule 3.1.7	Environmental Matters

Schedule 3.1.8(a)	S-Corporation Matters

Schedule 3.1.8(f)	Tax Returns

Schedule 3.1.8(p)	Tax Attributes

Schedule 3.1.9	Regulatory Matters

Schedule 3.1.10(a)	Material Contracts

Schedule 3.1.10(b)	Third Party Consent or Notice Requirements

Schedule 3.1.12	Litigation

Schedule 3.1.15	Asset Classification

Schedule 3.1.16	Insurance Policies

Schedule 3.1.17	Employment Policies

Schedule 3.1.18	Benefit Plans

Schedule 4.1.3(b)	Continuing Plans

Schedule 5.2.3(a)	Persons to Enter into Employment Agreements

Schedule 6.2.4	Severance Eligibility

EXHIBITS:

Exhibit A	Director and Shareholder Parties to Recital E

Exhibit B	Form of Transaction-Related Expenses Calculation

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

INTER-MOUNTAIN BANCORP., INC., AND FIRST SECURITY BANK

This Plan and Agreement of Merger (the “Agreement”), dated as of October 26, 2017, is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK, INTER-MOUNTAIN BANCORP., INC. (“IMB”) and FIRST SECURITY BANK (the “Bank”).

PREAMBLE

The boards of directors of GBCI and IMB believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

Capitalized terms used in this Agreement but not immediately defined are used with the meanings given under the heading “Definitions” below.

RECITALS

A.    The Parties.

(1)    GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2)    Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana and operates 14 separately branded banking divisions.

(3)    IMB is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the BHC Act. IMB’s principal office is located in Bozeman, Montana.

(4)    The Bank is a Montana state-chartered bank, duly organized and validly existing under the laws of the State of Montana and a wholly owned subsidiary of IMB. The Bank’s principal office is located in Bozeman, Montana. In addition to its principal office and two branches located in Bozeman, Montana, the Bank maintains branch offices in the Montana cities of Belgrade, Three Forks, West Yellowstone, Big Sky, Fort Benton, Choteau, Fairfield, and Vaughn, along with loan production offices in Chester and Havre.

B.    The Transaction. On the Effective Date, (1) IMB will merge with and into GBCI, with GBCI as the surviving entity; (2) immediately thereafter, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI, and (3) the former branches of the Bank located in the Bozeman area will be combined with Glacier Bank’s existing Big Sky Western Bank division and the operating division will become known as “First Security Bank of Bozeman, a division of Glacier Bank,” and the Bank’s four northern branches and two loan production offices will be combined with and become a part of Glacier Bank’s First Bank of Montana division.

C.    Board Approvals. The respective boards of directors of GBCI, Glacier Bank, IMB, and the Bank have approved this Agreement and authorized its execution and delivery, and the board of directors of IMB has unanimously approved this Agreement and recommended its approval to IMB’s shareholders.

D.    Other Approvals. The Merger is subject to:

(1)    Satisfaction of the conditions described in this Agreement;

(2)    Approval of this Agreement and/or the Merger by IMB’s shareholders; and

(3)    Approval of or acquiescence in, as appropriate, the Transaction by the FDIC, the Federal Reserve, the Commissioner of the Montana Division of Banking and Financial Institutions, and any other agencies having jurisdiction over the Transaction.

E.    Director and Shareholder Agreements. In connection with the parties’ execution of this Agreement, (1) IMB has used its commercially reasonable efforts to cause the non-director shareholders identified on Exhibit A to enter into agreements pursuant to which, among other things, the identified persons agreed to vote his, her, or its shares of IMB Stock in favor of the actions contemplated by this Agreement, (2) the directors identified on Exhibit A have entered into agreements pursuant to which, among other things, such directors agreed to vote his or her shares of IMB Stock in favor of the actions contemplated by this Agreement, and (3) the directors of IMB agreed, following the Closing of the Transaction, to refrain from competing with GBCI and/or Glacier Bank for a period of time.

F.    Employment Agreements. In connection with the parties’ execution of this Agreement, the persons listed on Schedule 5.2.3(b) shall have entered into employment agreements with Glacier Bank, with an employment term to begin as of the Effective Date, and such agreements shall be in full force and effect as of the Effective Date.

G.    Intention of the Parties—Tax Treatment. The parties intend that the Transaction shall qualify, for U.S. federal income tax purposes, as one or more tax-free reorganizations under IRC Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of IRC Section 368.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, IMB and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (a) a merger, consolidation or similar transaction involving IMB, its Subsidiaries or any successor, (b) a purchase, lease or other acquisition in one or a series of related transactions of assets of IMB or any of its Subsidiaries representing 25 percent or more of the consolidated assets of IMB and its Subsidiaries, or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 30 percent or more of the voting power of IMB or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.10.

“Agreement” means this Plan and Agreement of Merger.

“ALLL” means allowance for possible loan and lease losses.

“Appraisal Laws” means Section 35-1-826 through 35-1-839 of the MBCA, as such sections may be applicable to a merger in which the corporation to be merged out of existence is organized under the laws of the State of Montana.

“Asset Classification” has the meaning assigned to such term in Section 3.1.15(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented in the first sentence of Recital A(4).

“Bank Financial Statements” means the Bank’s (a) audited balance sheets as of December 31, 2014, 2015, and 2016, and the related statements of income, cash flows and changes in stockholders’ equity for each of the years then ended; and (b) unaudited balance sheet as of June 30, 2017, and the related unaudited statement of income, for the period then ended, together with the Subsequent Bank Financial Statements.

“Bank Merger” means the merger of the Bank with and into Glacier Bank.

“Bank Merger Agreement” means the merger agreement to be entered into contemporaneously with this Agreement pursuant to which the Bank Merger will be effected.

“BHC Act” has the meaning assigned to such term in Recital A(1).

“Break-Up Fee” has the meaning assigned to such term in Section 7.5.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana are required by law to remain closed.

“Cash Consideration” has the meaning assigned to such term in Section 7.3.2.

“Certificate” has the meaning assigned to such term in Section 1.6.1.

“Claim” has the meaning set forth in in Section 8.5.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means the positive or negative difference between the IMB Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $73,500,000.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.18(b).

“Daily Closing Price” means for any Trading Day the daily closing price per share of GBCI Common Stock on the NASDAQ Global Select Market, as reported on the website www.nasdaq.com.

“Determination Date” means the tenth day immediately preceding the Effective Date.

“Dissenting Shares” means the shares of IMB Stock held by those shareholders who have timely and properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA.

“Employees” has the meaning assigned to such term in Section 3.1.18(b).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.7(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to IMB, any other entity that is considered one employer with IMB under Section 4001 of ERISA or IRC Section 414.

“Exchange Act” has the meaning assigned to such term in Section 3.1.5(b).

“Exchange Agent” means American Stock Transfer & Trust Company, LLC.

“Exchange Fund” has the meaning assigned to such term in Section 1.5.

“Execution Date” means the date of this Agreement.

“Executive Officers” means, (a) with respect to GBCI and/or Glacier Bank, Randall M. Chesler, Ronald J. Copher, and Donald J. Chery, and (b) with respect to IMB and/or the Bank, Bruce A. Gerlach, Steven E. Wheeler, Dennis A. Bechtold, Michael Johnson, and Jeffrey E. Koski.

“Fairness Opinion” has the meaning assigned to such term in Section 5.2.13.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.14.

“First Security Insurance” means First Security Insurance Agency, Inc., a Montana corporation.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(1).

“GBCI 401(k) Plan” means the Glacier Bancorp, Inc., Profit Sharing and 401(k) Plan, as amended.

“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2.

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2014, 2015, and 2016, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended; and (b) unaudited consolidated balance sheet as of June 30, 2017, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GBCI Preferred Stock” means the shares of GBCI preferred stock, $0.01 par value per share.

“GBCI Reports” has the meaning assigned to such term in Section 3.2.4.

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of IMB Stock as the Total Stock Consideration.

“Governmental Entity” means any federal, state, local or non-U.S. government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.7(a)(iii).

“IMB” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(3).

“IMB 401(k) Plan” means the First Security Bank 401(k) Retirement Savings Plan, as amended.

“IMB Capital” means IMB’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which IMB’s consolidated tangible equity capital at December 31, 2016, and June 30, 2017, was calculated, including adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on IMB’s or the Bank’s balance sheet. In calculating IMB Capital, employee severance payments and retention bonuses payable by GBCI post-Closing, conversion and similar post-Closing integration costs, purchase accounting adjustments, and the Final Transaction Related Expenses of up to the Maximum Transaction Expense Amount will not be taken into account. To the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after tax basis (applying an effective tax rate of 35 percent), will be treated as a reduction of IMB Capital.

“IMB Closing Capital” has the meaning assigned to such term in Section 4.13.

“IMB Financial Statements” means IMB’s (a) audited consolidated balance sheets as of December 31, 2014, 2015, and 2016, and the related statements of income, cash flows and changes in stockholders’ equity for each of the years then ended; and (b) unaudited consolidated balance sheet as of June 30, 2017, and the related unaudited statement of income for the period then ended, together with the Subsequent IMB Financial Statements.

“IMB Meeting” has the meaning assigned in Section 4.2.2.

“IMB Shareholder Agreement” means the IMB Amended and Restated Shareholder Agreement, as amended by the First Amendment to Amended and Restated Shareholder Agreement.

“IMB Stock” means the shares of IMB common stock, $0.50 par value per share, issued and outstanding from time to time.

“Independent Accountants” has the meaning assigned to such term in Section 4.13.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” or any similar knowledge qualification in this Agreement has the following meanings: (a) IMB will be deemed to have “Knowledge” of a particular fact or matter if any of the Executive Officers of IMB or the Bank has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of IMB’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any of the Executive Officers of GBCI has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s business that are under such individual’s general area of responsibility.

“Law” has the meaning assigned to such term in Section 3.1.2.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.6.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; or (b) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (i) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (ii) acts of terrorism or war; (iii) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP; (iv) any modifications or changes made by IMB to its or the Bank’s general business practices or policies at the request of GBCI so as to be consistent with the practices or policies of GBCI; or (v) actions or omissions of a party taken with the prior consent of the other, in contemplation of the Transaction as required or permitted hereunder, as required under any regulatory approval received in connection with the Transaction or which have been waived in writing by the other party.

“Material Contract” has the meaning assigned to such term in Section 3.1.10(a).

“Maximum Transaction Expense Amount” has the meaning assigned to such term in Exhibit B.

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger Consideration” means the aggregate consideration payable hereunder as contemplated by Section 1.2.2.

“Merger” means the merger of IMB with and into GBCI.

“Objection Notice” has the meaning assigned to such term in Section 4.1.11.

“Outside Date” has the meaning assigned to such term in Section 7.1.

“Pension Plan” has the meaning assigned to such term in Section 3.1.18(c).

“Per Share Cash Consideration” means an amount in cash determined by dividing (a) the total amount of any cash consideration added pursuant to Section 7.3.2, by (b) the number of shares of IMB Stock outstanding on the Effective Date (rounded to the nearest thousandth).

“Per Share Stock Consideration” means a number of shares of GBCI Common Stock determined by dividing (a) the Total Stock Consideration by (b) the number of shares of IMB Stock outstanding on the Effective Date (rounded to the nearest thousandth). As of the Execution Date, the Per Share Stock Consideration is 22.841 shares of GBCI Common Stock for each share of IMB Stock (subject to adjustment in accordance with the terms of this Agreement).

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” or “Plans” has the meanings assigned to such terms in Section 3.1.18(a).

“Post-Signing Return” has the meaning assigned to such term in Section 4.12.3.

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries, whether tangible or intangible, and including, with respect to IMB and the Bank, Real Property.

“Proposed Dissenting Shares” means those shares of IMB Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Appraisal Laws.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1(a) to be provided to all shareholders of IMB in connection with their consideration and approval of the Merger.

“Real Property” means any real property that IMB or the Bank owns in fee title, other than “other real estate owned” (as defined by the FDIC).

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Reports” has the meaning assigned to such term in Section 3.1.5(b).

“Requisite Regulatory Approvals” has the meaning assigned to such term in Section 4.3.

“Response Notice” has the meaning assigned to such term in Section 4.1.11.

“Schedule” has the meaning assigned to such term in Section 3.1.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning assigned to such term in Section 3.1.5(b).

“Securities Laws” has the meaning assigned to such term in Section 3.1.5(b).

“Subject Property” has the meaning assigned to such term in Section 3.1.7(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited balance sheets and related unaudited statements of income for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsequent IMB Financial Statements” means IMB’s (a) unaudited parent-only balance sheets and related unaudited statements of income for each month after the Execution Date and before Closing or the Termination Date, as the case may be, and (b) audited consolidated balance sheets and related statements of income, cash flows, and stockholders’ equity for the fiscal year ended December 31, 2017, each prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party owns, directly or indirectly, the majority of the outstanding capital stock or voting power of its outstanding securities.

“Superior Proposal” means, with respect to IMB and/or the Bank, any Acquisition Proposal that the Board of Directors of IMB in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to IMB shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably probable of being completed.

“Taxes” means all U.S. federal, state, local, non-U.S. and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges imposed by a Governmental Entity in the nature of a tax of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“Title Companies” has the meaning assigned to such term in Section 4.1.11.

“Total Stock Consideration” means 4,654,151 shares of GBCI Common Stock, which is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Execution Date and the Effective Date, the Total Stock Consideration will be adjusted accordingly.

“Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Select Market.

“Transaction” means the Merger and the Bank Merger.

“Transaction Related Expenses” means all payments and obligations of IMB related to the Transaction, including without limitation as more fully described on Exhibit B hereto.

“Treasury Regulations” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the IRC, as amended.

ARTICLE 1

TERMS OF TRANSACTION

1.1    Effect of Merger. Upon Closing of the Merger, pursuant to the provisions of the MBCA, IMB will merge with and into GBCI with GBCI as the surviving corporation under the MBCA, and in connection therewith, all shares of IMB Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of any holder of shares of IMB Stock, be (a) with respect to shares of IMB Stock not constituting Proposed Dissenting Shares, converted into the right to receive in the aggregate the Merger Consideration less that portion of the Merger Consideration that is attributable to any Proposed Dissenting Shares, and (b) with respect to any Proposed Dissenting Shares, entitled to the rights set forth in Section 1.4. Immediately following the Merger, pursuant to the Bank Merger Agreement, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the resulting bank.

1.2    Merger Consideration. Subject to the provisions of this Agreement, including Section 1.3, as of the Effective Time:

1.2.1    Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will, on and after the Effective Date, remain as issued and outstanding shares of GBCI Common Stock.

1.2.2    Outstanding IMB Stock. Each share of IMB Stock issued and outstanding as of the Effective Time, excluding Proposed Dissenting Shares, will be converted into and represent the right to receive from GBCI the Per Share Stock Consideration, plus any additional Per Share Cash Consideration provided by GBCI pursuant to Section 7.3.2.

1.3    No Fractional Shares. No fractional shares of GBCI Common Stock will be issued in the Merger. In lieu of fractional shares, if any, each holder of IMB Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock after adding together all shares of GBCI Common Stock received by such holder in the Merger will receive an amount of cash equal to the product of such fractional share multiplied by the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4    Payment to Dissenting Shareholders. Proposed Dissenting Shares shall have the rights provided by the MBCA.

1.5    Deposit of Cash and Shares. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of IMB Stock, for exchange in accordance with this Section 1.5 and Section 1.6, (a) evidence of shares in book entry form, representing the GBCI Shares for payment of the Total Stock Consideration in full; (b) any Cash Consideration added pursuant to Section 7.3.2, and (c) the cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.6    Certificates.

1.6.1    Letter of Transmittal. GBCI will use its reasonable best efforts to cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of a certificate evidencing shares of IMB Stock (a “Certificate”) a form letter of transmittal reasonably satisfactory to IMB and GBCI (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon receipt of the Certificates in accordance with Section 1.6.2) advising such holder of the procedure for surrendering to the Exchange Agent the Certificates or other evidence of ownership in exchange for the consideration to which such holder may be entitled pursuant to this Agreement (“Letter of Transmittal”).

1.6.2    Surrender of Certificates. Subject to Section 1.4, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the portion of the Merger Consideration owing in respect of the number of shares of IMB Stock represented thereby. Following the Effective Date, holders of

Certificates will exchange their Certificates and, in accordance with instructions provided in the Letter of Transmittal, shall provide a properly completed and executed Letter of Transmittal in order to effect the exchange of their Certificates for: (a) evidence of issuance in book entry form, or upon written request of such holder and appropriate payment therefor, certificates representing the appropriate number of shares of GBCI Common Stock issuable in the Merger; (b) a check or, at the election of the IMB shareholder, a wire transfer (but only if the amount of cash included in that shareholder’s Merger Consideration exceeds $100,000) representing his, her or its Per Share Cash Consideration if added pursuant to Section 7.3.2; and (c) a check representing the amount of cash in lieu of fractional shares, if any, to which such holder is entitled. Until the Certificate of a holder and a properly executed Letter of Transmittal is received by the Exchange Agent (or, in the case of a lost, stolen, or destroyed Certificate, the procedure in Section 1.6.4 is complied with), the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.6.3    Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (a) establish to GBCI’s satisfaction the right to receive the certificate evidencing GBCI Shares and (b) either pay to GBCI any applicable transfer or other Taxes or establish to GBCI’s satisfaction that all applicable Taxes have been paid or are not required.

1.6.4    Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides GBCI with: (a) satisfactory evidence that the holder owns IMB Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security GBCI’s transfer agent may require in accordance with its policies and procedures (including such bond as may be required by the Exchange Agent in accordance with such policies), and (c) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.6.5    Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder (a) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (b) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.4) in exchange for certificates representing GBCI Shares or evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of IMB Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record and shall receive the amount, without interest, of any cash dividends and any other distributions distributed on or after the Effective Date on the whole number of GBCI Shares into which the holder’s IMB Stock was converted at the Effective Time.

1.6.6    Checks in Other Names. Any Person requesting that a check for any cash to be received in the Merger or cash in lieu of fractional shares be paid in a name other than the name in which the Certificate surrendered in exchange for the cash is registered must establish to GBCI’s reasonable satisfaction the right to receive this cash.

1.6.7    Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of IMB on a date that is six months after the Effective Date may be returned to GBCI, at GBCI’s election. To the extent so returned, holders of IMB Stock who have not, prior to such time, complied with the provisions of this Section 1.6 will, from such time forward, look only to GBCI for payment of the Merger Consideration to which they are entitled and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of IMB Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor IMB will be liable to any holder of IMB Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event of a dispute with respect to ownership of IMB Stock, GBCI and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party with instructions to release the Merger Consideration as determined between the disputing parties promptly upon resolution of the dispute, and thereafter be relieved of any responsibility with respect to any claims thereto.

ARTICLE 2

CLOSING OF TRANSACTION

2.1    Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless GBCI and IMB agree upon a different date, the Effective Date will be the date of Closing.

2.2    Events of Closing. Subject to the terms and conditions of this Agreement, Closing shall occur on or after February 28, 2018, and as of the first month-end occurring not less than five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Article 5, or such other date as may be agreed upon by the parties; provided that any closing as of a quarter-end will occur on the first day of the new quarter. At or prior to the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Effective Time, then the Merger will not occur unless the adversely affected party waives the default.

2.3    Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of IMB and the Bank. Each of IMB and the Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in a schedule to this Agreement (each a “Schedule”):

3.1.1    Organization and Good Standing; Authority. IMB is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. The Bank is duly organized, validly existing, and in good standing as a state-chartered bank under the laws of the State of Montana and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. The locations of all owned or leased offices, including approved and unopened offices of the Bank and off-premises ATM locations, are listed in Schedule 3.1.1.

3.1.2    No Breach or Violation. The execution, delivery and performance (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) other than as disclosed on Schedule 3.1.2, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any Material Contract; (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it, or any of their respective Properties or assets is subject (each, a “Law”); or (d) any material change in the rights or obligations of any party to a Material Contract.

3.1.3    Capital Stock.

(a)    The authorized capital stock of IMB consists of 500,000 shares of IMB Stock. A total of 203,763 shares of IMB Stock are issued and outstanding as of the Execution Date, all of which shares were validly issued and are fully paid and nonassessable, and were not issued in violation of any preemptive rights.

(b)    The authorized capital stock of the Bank consists of 30,000 shares of common stock, $100.00 par value per share. A total of 30,000 shares of Bank common stock are issued and outstanding as of the Execution Date, all of which are owned by IMB free and clear of all Liens, except as disclosed on Schedule 3.1.3, validly issued, fully paid, and nonassessable, except to the extent of any assessment required under 12 U.S.C. Section 1831o or Section 32-1-506, of the Mont. Code Ann., and were not issued in violation of any preemptive rights.

(c)    The authorized capital stock of First Security Insurance consists of 1,000 shares of common stock, $1.00 par value per share. A total of one share of First Security

Insurance common stock is issued and outstanding as of the Execution Date, which share is owned by IMB free and clear of all Liens, except as disclosed on Schedule 3.1.3, and validly issued, fully paid, and nonassessable, and issued free of any preemptive rights.

(d)    No shares of IMB Stock are reserved for issuance, and there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of IMB or the Bank of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities) relating to the issuance of capital stock or other securities of IMB or the Bank, and neither IMB nor the Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other person. Neither IMB nor the Bank has outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights, and other than the IMB Shareholder Agreement, there are no voting trusts, shareholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the outstanding shares of IMB Stock.

3.1.4    Subsidiaries; Investments.

(a)    IMB has no Subsidiaries other than the Bank and First Security Insurance, and neither the Bank nor First Security Insurance has any Subsidiaries.

(b)    Schedule 3.1.4 lists all investments (except investments in Subsidiaries and securities issued by a Governmental Entity) owned by IMB, the Bank and First Security Insurance as of September 30, 2017. All such investments comply with all applicable Laws and regulations, including without limitation the BHC Act.

(c)    None of IMB (other than as described in Section 3.1.4(a)), the Bank or First Security Insurance own, or control, or have an economic interest in, directly or indirectly, any joint ventures, partnerships, limited liability companies, special purpose entities, limited purpose entities, or qualified special purpose entities. There are no transactions, arrangements, or other relationships between IMB, the Bank or First Security Insurance and any executive officer or director of IMB, the Bank or First Security Insurance or any of their respective Subsidiaries that are not specifically reflected in the IMB Financial Statements.

(d)    First Security Insurance sold substantially all of its assets in a transaction that was closed on March 1, 2016. Since the date of its sale of substantially all of its assets, First Security Insurance has conducted no further business operations, and its activities have been limited to activities required by or related to the asset purchase agreement that governed its asset sale or which are necessary or appropriate to discontinue and wind up its business operations.

3.1.5    Reports and Financial Statements.

(a)    Filing of Reports. Since January 1, 2014, each of IMB, the Bank, and First Security Insurance has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (i) the FDIC, (ii) the Federal Reserve, (iii) the Montana Division of Banking and Financial Institutions, and (iv) any other applicable Governmental Entity. Each of these reports and statements, as amended, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b)    Delivery to Other Party of Reports. IMB has delivered or otherwise made available to GBCI copies of, and Schedule 3.1.5 contains a complete and accurate list of, all registration statements, offering circulars, private placement memoranda, reports, proxy statements or information statements, or similar documents (collectively, its “Reports”) under the Securities Act of 1933, as amended (“Securities Act”), the Securities Exchange Act of 1934, as amended (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) or otherwise, filed, used or circulated by it or any of its Subsidiaries with respect to periods since January 1, 2014, through the Execution Date.

(c)    Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied in all material respects with applicable Securities Laws, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)    Financial Statements. Each of IMB’s and the Bank’s balance sheets included in the IMB Financial Statements and the Bank Financial Statements, respectively, fairly presents the financial position of IMB and the Bank as of the date of such balance sheet. Except as disclosed in Schedule 3.1.5, each of the statements of income, cash flows and shareholders’ equity included in the IMB Financial Statements and the Bank Financial Statements fairly presents the results of operations, shareholders’ equity and cash flows, as the case may be, of IMB and the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnotes), in each case in accordance with GAAP, except as may be noted in these statements.

(e)    Books and Records. The books and records of IMB and the Bank have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements.

3.1.6    Properties.

(a)    Neither IMB nor the Bank are party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the IMB Financial Statements or in Schedule 3.1.6, IMB and/or the Bank have good and marketable fee or leasehold title (as applicable), free and clear of all Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the Real Property that do not adversely affect the use or value of the Real Property in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the IMB Financial Statements as being owned by either of them as of the Execution Date. Except as disclosed in Schedule 3.1.6, to the Knowledge of IMB, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects with all ordinances, regulations, zoning and other Laws, whether federal, state or local.

(b)    To the Knowledge of IMB, all buildings and all fixtures, equipment and other property and assets that are material to IMB’s business on a consolidated basis are owned by IMB or the Bank or are held under leases or subleases, enforceable against IMB and the Bank, respectively, in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting creditors’ rights generally or by general equitable principles).

(c)    Schedule 3.1.1 lists all of IMB’s and the Bank’s existing owned or leased branches and offices and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

(d)    IMB has delivered to GBCI true, accurate and complete copies of each of the following to the extent in the possession or control of IMB or the Bank and in any way related to the real property listed on Schedule 3.1.1 or Schedule 3.1.6: (i) title policies together with legible copies of all underlying exceptions, (ii) zoning reports and zoning letters, and (iii) licenses and permits necessary for the use and occupancy of such real property for its current use. To the Knowledge of IMB, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies that would interfere with the current use and occupancy of the Real Property (other than Liens for Taxes not yet delinquent).

3.1.7    Environmental Matters.

(a)    For purposes of this Section 3.1.7, the following definitions apply:

(i)    ”Subject Property” with respect to IMB and its Subsidiaries means (A) all real property at which its businesses have been conducted, and any property where under any Environmental Law it or any of its Subsidiaries is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other real property owned by IMB or the Bank as of the Execution Date or during the three years prior to the Execution Date.

(ii)    ”Environmental Laws” means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between IMB or any of its Subsidiaries and any Governmental Entity presently in effect relating to: (A) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (B) the protection of human health or the environment.

(iii)    ”Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance” in 42 U.S.C. Section 9601(14), (B) defined as a “pollutant or contaminant” in 33 U.S.C. Section 1362(6), (C) defined as a “hazardous waste” in 42 U.S.C. Section 6903(5), or (D) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by IMB and/or the Bank for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

(b)    IMB, its Subsidiaries, and the Subject Property currently owned, operated or leased are, and to the Knowledge of IMB, IMB, its Subsidiaries and the Subject Property owned, operated, or leased at any time during the past three years have been, in material compliance with all applicable Environmental Laws, and to the Knowledge of IMB, no circumstances exist that would result in a material violation of such Environmental Laws.

(c)    None of the following exists, and to the Knowledge of IMB, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving IMB, the Bank, First Security Insurance, or any Subject Property, relating to:

(i)    an asserted liability of IMB, the Bank, First Security Insurance or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii)    the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii)    the actual or threatened discharge, release, or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface, or subsurface strata; or

(iv)    personal injuries or damage to the Subject Property related to or arising out of the release, use or disposal of Hazardous Substances.

(d)    Except as disclosed in Schedule 3.1.7, no drums, barrels or storage tanks underground or otherwise are present on the Subject Property currently owned, operated, or leased, or, if present, none of such vessels is leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, except as permitted by applicable Environmental Laws, none of IMB, the Bank or First Security Insurance owns, possesses, or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Property currently owned by IMB or the Bank is properly contained in compliance with all applicable Environmental Laws, and to the Knowledge of IMB, there is no threat that asbestos or asbestos-containing material will be released into the environment. To the Knowledge of IMB, no Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Property, except in compliance with applicable Environmental Laws.

(e)    No part of the Subject Property currently owned by IMB or the Bank has since January 1, 2015, been or is scheduled for, investigation, monitoring, or other remedial action under any applicable Environmental Law.

(f)    To the Knowledge of IMB, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remedial action under applicable Environmental Laws.

(g)    IMB has delivered to GBCI true, correct and complete copies of all reports or tests with respect to compliance of all Subject Properties with any Environmental Laws or the presence of Hazardous Materials that were prepared for IMB, the Bank, or First Security Insurance or prepared for other Persons and are in the possession, custody or control of IMB, the Bank, or First Security Insurance since January 1, 2006.

3.1.8    Taxes.

(a)    S-Corporation. Except as disclosed on Schedule 3.1.8(a),

(i)    IMB (and any predecessor of IMB) has been a validly electing and qualifying S-corporation within the meaning of IRC Section 1361 and IRC Section 1362 at all times since January 1, 2003, and shall continue to be a valid S-corporation for U.S. federal Tax purposes up to and including the day before the Closing. There have been no events, transactions or activities of IMB or its shareholders which would cause, or would have caused, the status of IMB as an S-corporation to be subject to termination or revocation (whether purposefully or inadvertently) for which the Internal Revenue Service has not granted full and retroactive relief.

(ii)    Each of the Bank and First Security Insurance is a validly electing and qualifying “qualified subchapter S subsidiary” within the meaning of IRC Section 1361(b)(3)(B) at all times since, with respect to the Bank, February 1, 2003, and, with respect to First Security Insurance, January 1, 2003, and shall continue to be a valid qualified subchapter S subsidiary for U.S. federal Tax purposes up to and including the day before the Closing Date. There have been no events, transactions or activities of IMB, the Bank, First Security Insurance, or any shareholder of IMB which would cause, or would have caused, the status of a subsidiary as a qualified subchapter S subsidiary to be subject to termination or revocation (whether purposefully or inadvertently) for which the Internal Revenue Service has not granted full and retroactive relief.

(iii)    IMB has no potential liability for any Taxes under IRC Section 1374 and shall not be subject to Taxes under IRC Section 1374 in connection with the transactions contemplated by this Agreement. During the past ten years, IMB has not (A) acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

(b)    Tax Returns and Payment of Taxes. IMB, the Bank, First Security Insurance, and each other Subsidiary of IMB have duly and timely filed or caused to be filed

(taking into account any valid extensions) all income and other material Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. None of IMB, the Bank or First Security Insurance are currently the beneficiary of any extension of time within which to file any Tax Return. All income and other material Taxes due and owing by IMB, the Bank, or First Security Insurance (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, IMB has made an adequate provision for such Taxes in IMB’s financial statements (in accordance with GAAP). IMB’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable through the date of such financial statements. None of IMB, the Bank or First Security Insurance have incurred any liability for Taxes since the date of IMB’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(c)    Availability of Tax Returns. IMB has made available to GBCI complete and accurate copies of all U.S. federal, state, local and non-U.S. income and franchise Tax Returns filed by or on behalf of IMB or any of its Subsidiaries for any Tax period ending after January 1, 2006.

(d)    Withholding. IMB, the Bank, and First Security Insurance have at all times withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(e)    Liens. There are no Liens for Taxes upon the assets of IMB, the Bank, or First Security Insurance other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the IMB Financial Statements.

(f)    Tax Deficiencies and Audits. No deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against IMB, the Bank, or First Security Insurance and received by IMB, the Bank, or First Security Insurance remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of IMB or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of IMB or any of its Subsidiaries of which IMB or any of its Subsidiaries has received written notice. Schedule 3.1.8(f) lists all U.S. federal, state, local and non-U.S. income Tax Returns filed with respect to IMB, the Bank, or First Security Insurance for taxable periods ended on or after January 1, 2012, indicates which of those Tax Returns have been audited, and indicates which of those Tax Returns currently are the subject of audit.

(g)    Tax Jurisdictions. No written claim by any taxing authority in a jurisdiction in which IMB, the Bank, or First Security Insurance do not or did not file Tax Returns has ever been received by IMB, the Bank, or First Security Insurance asserting that IMB, the Bank, or First Security Insurance is or may be subject to Tax in that jurisdiction.

(h)    Tax Rulings. None of IMB, the Bank or First Security Insurance have requested or are the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(i)    Consolidated Groups, Transferee Liability and Tax Agreements. None of IMB, the Bank or First Security Insurance (i) have been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group including solely IMB and its Subsidiaries), (ii) have any liability for Taxes of any Person (other than IMB, the Bank or First Security Insurance) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by contract (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or otherwise, or (iii) are a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (except for such agreements or arrangements solely between IMB, the Bank and/or First Security Insurance and except for commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(j)    Change in Accounting Method. None of IMB, the Bank or First Security Insurance have agreed to make, nor are they required to make, any adjustment under IRC Section 481(a) or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise that could require any income inclusion or reduction in any deduction or credit after the Effective Date.

(k)    Post-Closing Tax Items. IMB and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) election under IRC Section 108(i).

(l)    U.S. Real Property Holding Corporation. None of IMB, the Bank or First Security Insurance have been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(a).

(m)    IRC Section 355. None of IMB, the Bank or First Security Insurance have been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355.

(n)    Reportable Transactions. None of IMB, the Bank or First Security Insurance have been a party to, or a promoter of, a “listed transaction” within the meaning of IRC Section 6707A(c)(2) and Treasury Regulations 1.6011-4(b)(2).

(o)    IRC Section 6662. IMB has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of IRC Section 6662.

(p)    Tax Attributes. Schedule 3.1.8(p) sets forth the following information as each item exists with respect to each of IMB, the Bank and First Security Insurance as of the most recent practicable date: (i) the basis in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution; (iii) the amount of any deferred gain or loss arising out of any intercompany transaction; and (iv) the amount of any excess loss account in the stock of a Subsidiary.

3.1.9    Regulatory Matters.

(a)    Since January 1, 2015, IMB and its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and IMB has no Knowledge of, nor has it received since January 1, 2015, written notice of, any material defaults or material violations of any applicable Law.

(b)    Except as disclosed in Schedule 3.1.9, none of IMB, the Bank or First Security Insurance are a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or are a recipient of any extraordinary supervisory letter from, or have adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, any federal or state regulatory authorities, nor have any of them been advised by, or have any Knowledge of facts which could give rise to an advisory notice by, such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c)    Each of IMB, the Bank, and First Security Insurance has properly administered all accounts for which it acts as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of IMB, the Bank, or any director, officer, or Employee of IMB or the Bank has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account accurately reflect in all material respects the assets of such fiduciary account.

(d)    None of IMB, the Bank or First Security Insurance, nor, to the Knowledge of IMB, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) have violated the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) have made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) have paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) have violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations, or (v) are currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.1.10    Material Contracts.

(a)    Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, none of IMB, the Bank or First Security Insurance are bound by any contract, agreement, or arrangement that has not been set forth in Schedule 3.1.10(a) that is material to operation of its business (each a “Material Contract”). A contract, agreement or arrangement will be material to the extent it: (i) is to be performed after the Execution Date and is material to the operations of the Bank; (ii) contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of IMB or any of its Subsidiaries; (iii) obligates IMB or any of its Subsidiaries to conduct business with any third party on an exclusive or preferential basis; (iv) requires referrals of business or requires IMB or any of its Subsidiaries to make available investment opportunities to any Person on a priority or exclusive basis; (v) grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or Properties of IMB or any of its Subsidiaries; (vi) limits the payment of dividends by IMB or any of its Subsidiaries; (vii) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, except in each case related to merchant banking investments by IMB or any of its Subsidiaries in the ordinary course of business; (viii) provides for payments to be made by IMB or any of its Subsidiaries upon a change in control thereof; (ix) was not negotiated and entered into on an arm’s-length basis; (x) provides for indemnification by IMB or any of its Subsidiaries of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification; (xi) is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $25,000 per annum (other than any such contracts which are terminable on 30 days or less notice without any required payment or other conditions, other than the condition of notice); (xii) involves capital expenditures in excess of $50,000 per project or series of related projects, or $100,000 in the aggregate; (xiii) is a contract, agreement or arrangement to which any affiliate, officer, director, employee or consultant of IMB or any of its Subsidiaries is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it); (xiv) would prevent, materially delay or materially impede IMB’s ability to consummate the Merger or the other transactions contemplated hereby; (xv) contains a put, call or similar right pursuant to which IMB or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets; or (xvi) is otherwise not entered into in the ordinary course of business or is material to IMB or any of its Subsidiaries or their respective financial condition or results of operations.

(b)    (i) Each Material Contract is a valid and legally binding agreement of IMB, the Bank or First Security Insurance, as applicable, and, to the Knowledge of IMB, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity) and is in full force and effect; (ii) IMB or its Subsidiaries have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) none of IMB, the Bank or First Security Insurance, and, to the Knowledge of IMB, any counterparty or counterparties, are in breach of any material provision of any Material Contract; and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of IMB, the Bank or First Security Insurance under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.10(b) sets forth a true and complete list of (A) all Material Contracts pursuant to which consents or waivers are or may be required and (B) all notices which are required to be given, in each case, prior to the performance by IMB of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.11    Compliance. Each of IMB, the Bank and First Security Insurance has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies required in order to permit IMB, the Bank and First Security Insurance to carry on their respective businesses. All such material permits, licenses, certificates of authority, orders and approvals (a) to the extent applicable to IMB and the Bank, are in full force and effect, and, to the Knowledge of IMB, no suspension or cancellation of any of them is threatened, and (b) to the extent applicable to First Security Insurance, have been validly surrendered or terminated in connection with the winding up of its operations.

3.1.12    Litigation. Except as shown on Schedule 3.1.12, no material litigation, arbitration, proceeding or controversy before any Governmental Entity is pending on behalf of IMB, the Bank (other than routine foreclosure proceedings) or First Security Insurance, and there is no pending litigation, arbitration, claim, action, proceeding or, to the Knowledge of IMB, investigation against IMB, the Bank or First Security Insurance and, to the Knowledge of IMB, no such litigation, arbitration, claim, action, investigation or proceeding has been threatened or is contemplated.

3.1.13    No Material Adverse Effect. Since December 31, 2016, (a) IMB and the Bank have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on IMB.

3.1.14    Shareholder List. IMB has provided to GBCI a list of its shareholders as of the most recent practicable date. To IMB’s Knowledge, the shareholder list provided is a true and correct list of the names, addresses and holdings of all record holders of the IMB Stock as of the date thereof, excluding those whose identities have been withheld by certain shareholders and their broker-dealers, as disclosed and provided to GBCI.

3.1.15    Asset Classification.

(a)    Schedule 3.1.15 sets forth a list, accurate and complete, as of December 31, 2016, and as of June 30, 2017, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of IMB and the Bank that have been criticized or classified by any internal audit conducted by IMB and/or the Bank, taking into account any assets that have been criticized or classified by any Governmental Entity.

(b)    Except as shown in Schedule 3.1.15, no amounts of the Bank’s loans, extensions of credit or other assets that have been classified or criticized by any representative of any Governmental Entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2016, or as of June 30, 2017, as the case may be, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by IMB or the Bank before the Execution Date.

3.1.16    Insurance. IMB, the Bank and First Security Insurance have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to any of them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.16 lists all insurance policies maintained by IMB, the Bank or First Security Insurance within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.17    Labor Matters.

(a)    None of IMB, the Bank or First Security Insurance are a party to, or are bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. None of IMB, the Bank or First Security Insurance are the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving IMB or the Bank is pending or, to the Knowledge of IMB, threatened. IMB has no Knowledge of any activity involving any Employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b)    IMB has made available to GBCI all personnel manuals, handbooks, or material policies, rules or procedures applicable to Employees and the terms of their employment, and all such applicable materials are listed on Schedule 3.1.17. Each of IMB, the Bank and First Security Insurance is and, since January 1, 2014, has been in compliance in all material respects with all applicable Laws respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. Except as otherwise required by Law, no Employee has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to such Employee and without liability to IMB or its Subsidiaries (other than for salary or wages for time worked and benefits earned prior to the date of such termination). IMB has provided to GBCI a true and complete list of all independent contractors and consultants to IMB, the Bank or First Security Insurance, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

3.1.18    Employee Benefits.

(a)    For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by IMB, the Bank or First Security Insurance, as the case may be. IMB, the Bank and First Security Insurance are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(b)    Schedule 3.1.18 sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentives, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded that is or has been sponsored, maintained, contributed to, or required to be contributed to, by IMB or its Subsidiaries for the benefit of any employees or former employees of IMB or its Subsidiaries (collectively, “Employees”), including, without limitation, all salary continuation or supplementation agreements between IMB or its Subsidiaries and any of their respective officers, directors, or employees (collectively, the “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans), including Plans and related amendments, and all material correspondence relating to any Compensation Plan from or with any Governmental Entity in the last five years have been made available to GBCI.

(c)    All of the Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in compliance (both in form and operation) with ERISA. Each Plan that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which IMB may rely, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and, to the Knowledge of IMB, nothing has occurred since the date of such letter that could adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period. No litigation, audit, or investigation relating to its Plans is pending or, to the Knowledge of IMB, threatened. None of IMB, the Bank or First Security Insurance have engaged in a transaction with respect to any Plan that could subject it to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(d)    All contributions required to be made under the terms of any Plans have been timely made or have been reflected in the IMB Financial Statements. Neither any Pension Plan nor any single-employer plan of any ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. None of IMB, the Bank, First Security Insurance nor any of IMB’s ERISA Affiliates have provided, or are required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307, or 4204.

(e)    Except as disclosed in the IMB Financial Statements or in Schedule 3.1.18 and, except as required by IRC Section 4980B, none of IMB, the Bank or First Security Insurance have any obligations for retiree health and life benefits.

(f)    No provision of the documents governing any Plan contains restrictions on the rights of IMB or any of its Subsidiaries to amend or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits.

(g)    None of IMB, the Bank or First Security Insurance have made any payments, are obligated to make any payments or are a party to any agreement that could obligate IMB, the Bank or First Security Insurance to make any payments that are not deductible under IRC Section 280G.

(h)    Except as disclosed in Schedule 3.1.18, the Merger will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control, or similar payments or compensation or any forgiveness of any indebtedness under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b), or any payment that will not be fully deductible by GBCI. All payments set forth in Schedule 3.1.18 have been properly accrued in accordance with GAAP.

(i)    Except as disclosed in Schedule 3.1.18, none of IMB, the Bank or First Security Insurance maintain an executive supplemental retirement plan or similar arrangement for any current or former officers, directors, or Employees.

(j)    All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan. The requirements of COBRA have been met with respect to each applicable Plan.

(k)    Each Compensation Plan that is subject to IRC Section 409A has been operated in compliance with, and is in documentary compliance with, such section and all applicable regulations and regulatory guidance (including, without limitation, proposed regulations, notices, and rulings).

3.1.19    No Rights or Similar Plan. IMB has no shareholder rights plan, “poison pill,” or similar plan.

3.1.20    Broker’s or Finder’s Fees. Except for the fees of ProBank Austin to obtain the Fairness Opinion and for advisory services relating to the Merger pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of IMB, the Bank or First Security Insurance, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transaction.

3.1.21    Completeness of Representations. No representation or warranty made by or with respect to IMB, the Bank or First Security Insurance in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading. No investigation by GBCI or Glacier Bank of the business and affairs of IMB, the Bank or First Security Insurance will affect or be deemed to modify or waive any representation, warranty, or covenant in this Agreement.

3.2    Representations and Warranties of GBCI and Glacier Bank. Except as disclosed in a Schedule to this Agreement, each of GBCI and Glacier Bank represents and warrants to IMB and the Bank that:

3.2.1    Organization and Good Standing. GBCI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2    Corporate Authority. Its execution, delivery and performance (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the “GBCI Contracts”); (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (d) any change in the rights or obligations of any party under any of the GBCI Contracts. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

3.2.3    Capital Stock. The authorized capital stock of GBCI consists of 1,000,000 shares of GBCI Preferred Stock and 117,187,500 shares of GBCI Common Stock. No shares of GBCI Preferred Stock are outstanding, and as of July 15, 2017, a total of 78,001,890 shares of GBCI Common Stock were issued and outstanding, all of which were validly issued and are fully paid and nonassessable. As of July 15, 2017, there were no options, warrants, conversion privileges or other rights to acquire shares of GBCI Common Stock or any other security of GBCI issued and outstanding, except as are or will be disclosed in the GBCI Reports.

3.2.4    Reports and Financial Statements.

(a)    Filing of Reports. Since January 1, 2014, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “GBCI Reports”), that they were required to file with (i) the SEC, (ii) the Federal Reserve, (iii) the FDIC, and (iv) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of the GBCI Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b)    Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the GBCI Reports, including the related financial statements, exhibits and Schedules, filed, used or circulated before the Execution Date complied (and each of the GBCI Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c)    Financial Statements. Each of GBCI’s balance sheets included in the GBCI Financial Statements have been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5    Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay any Cash Consideration, any cash payable in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (b) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

3.2.6    Taxes. All material Tax Returns required by Law to be filed by GBCI and its Subsidiaries have been duly and timely filed, and all Taxes due and owing by GBCI or any of its Subsidiaries or upon any of their respective Properties, assets, income, or franchises (whether or not shown on any Tax Returns) have been timely paid or, where payment is not yet due, GBCI has made an adequate provision for such Taxes in GBCI’s financial statements (in accordance with GAAP). GBCI and its Subsidiaries have at all times withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of Law. There are no Liens for Taxes upon the assets of GBCI or its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in its financial statements. No deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against GBCI or any of its Subsidiaries and received by GBCI or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of GBCI or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of GBCI or any of its Subsidiaries of which GBCI or any of its subsidiaries has received written notice. No claim has ever been made in writing received by GBCI or any of its Subsidiaries by any taxing authority in a jurisdiction in which GBCI or any of its Subsidiaries do not or did not file Tax Returns that GBCI or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

3.2.7    Regulatory Matters. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material default or violation of any applicable Laws (including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans).

Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, any Governmental Entities, nor has it been advised by such Governmental Entities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.8    Litigation. Except as disclosed in GBCI’s Reports, no material litigation, arbitration, proceeding, or controversy before any Governmental Entity is pending, and there is no pending, or to the Knowledge of GBCI, threatened, litigation, arbitration, claim, action, investigation, or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Merger.

3.2.9    No Material Adverse Effect. Since December 31, 2016, (a) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI.

3.2.10    Completeness of Representations. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading. No investigation by IMB or the Bank of the business and affairs of GBCI and Glacier Bank will affect or be deemed to modify or waive any representation, warranty, or covenant in this Agreement.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1    Conduct of IMB’s and the Bank’s Businesses Prior to Closing. IMB and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1    Availability of Books, Records and Properties.

(a)    Upon reasonable prior written notice to IMB, subject to applicable Law, the books, records, Properties, contracts, and documents of IMB, the Bank and First Security Insurance will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege or contravene any Law. IMB and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

(b)    Upon prior written reasonable request by GBCI, IMB and the Bank will request that any third parties involved in the preparation or review of the IMB Financial Statements or Subsequent IMB Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

4.1.2    Ordinary and Usual Course. Without prior written consent of GBCI (which consent shall not be unreasonably withheld, conditioned, or delayed under subparagraphs (i), (j), and (l) below), subject to applicable Law and except as required by the FDIC or the Federal Reserve (so long as GBCI receives prior written notice of such required action), or specifically contemplated by this Agreement, IMB and the Bank will conduct their respective business only in the ordinary and usual course and will not do, and IMB will not allow First Security Insurance to do, any of the following:

(a)    (i) issue, sell, or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of IMB Stock, or (ii) authorize or cause any additional shares of IMB Stock to become subject to new options, warrants, convertible securities of any kind, or other rights of any nature to acquire or receive IMB Stock;

(b)    directly or indirectly adjust, split, combine, redeem, reclassify, purchase, or otherwise acquire, any shares of IMB Stock (other than repurchases in the ordinary course of business to satisfy obligations under a Plan);

(c)    (i) effect any stock split or other recapitalization with respect to the shares of Bank common stock; or (ii) issue, redeem, pledge, or encumber in any way any shares of Bank common stock;

(d)    other than (i) as permitted by this Agreement, or (ii) as otherwise consistent with past practices, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to IMB Stock;

(e)    acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets having a value greater than $100,000 or make any material commitment other than in the ordinary and usual course of business;

(f)    solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur, or increase the principal amount of, any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(g)    offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit (other than with respect to commitments existing as of the date hereof) in an amount greater than $2,000,000 without prior consultation with GBCI; which consultation will not be unreasonably withheld, conditioned, or delayed and approval for such will be deemed provided if GBCI has not responded to the Bank’s request within three Business Days after GBCI’s receipt of a complete loan package concerning the loan or extension of credit at issue;

(h)    make any negative provisions to the Bank’s ALLL or fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(i)    acquire an ownership interest (except other real estate owned or other ownership interest acquired through foreclosure with a value not exceeding $400,000) or leasehold interest in any real property, except real property disclosed in Schedule 3.1.6, and in the case of acquisition of an ownership interest, no such ownership shall be acquired without making an appropriate environmental evaluation in advance of obtaining such interest and providing to GBCI such evaluation at least 30 days in advance of such acquisition;

(j)    enter into, renew, or terminate any contracts calling for a payment by any of them of more than $50,000 (including real property leases and data or item processing agreements) with or for a term of one year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (i) entered into in the ordinary course of business, consistent with past practices, and (ii) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(k)    enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $50,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

(l)    enter into any personal services contract with any Person outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Transaction;

(m)    (i) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $50,000 or (ii) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(n)    amend its articles of incorporation, bylaws, or other formation agreements, or convert its charter or form of entity;

(o)    implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(p)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required (i) by GAAP, (ii) for Tax purposes, (iii) by Law, or (iv) to take advantage of any beneficial Tax or accounting methods;

(q)    other than in accordance with binding commitments existing on the Execution Date, make any capital expenditures in excess of $50,000 per project or series of related projects or $100,000 in the aggregate except for emergency repairs or replacements;

(r)    enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Transaction; or

(s)    willfully take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3    IMB and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, IMB or the Bank, as applicable, shall:

(a)    Take all action necessary to satisfy any contractual notice or similar requirements under, and use their respective commercially reasonable efforts to obtain any consents required by, the Material Contracts arising from the Transaction.

(b)    Except as otherwise provided in this Agreement or identified in Schedule 4.1.3(b), (i) terminate or suspend by all necessary and appropriate actions of the boards of directors of IMB and the Bank, as applicable, such Compensation Plans maintained by IMB, the Bank, or First Security Insurance as may be requested by GBCI in connection with the Closing (after satisfaction or waiver of all Closing conditions), and (ii) if requested by GBCI, cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and shall cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, IMB and the Bank shall, prior to the date of calculation of IMB Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, true-up, deficiency, or similar payments required to be made under, or upon termination of, the Compensation Plans or closing of the Transaction. All resolutions, notices, or other documents issued, adopted or executed by IMB or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld or delayed.

(c)    Take such corporate action as may be reasonably requested by GBCI in connection with the termination (if the IMB 401(k) Plan is not deemed eligible to be merged with GBCI’s 401(k) Plan as contemplated by the next sentence) or merger of the IMB 401(k) Plan. GBCI shall take all reasonable action necessary to merge the IMB 401(k) Plan with GBCI’s 401(k) Plan as soon as is administratively possible, assuming the IMB 401(k) Plan is deemed eligible to be merged, or to otherwise permit current Employees who continue employment with GBCI or any of its Subsidiaries after the Effective Time to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, inclusive of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to any such continuing Employee from the IMB 401(k) Plan to GBCI’s 401(k) Plan.

(d)    Satisfy the notice and consent requirements under IRC Section 101(j) with respect to any Bank Owned Life Insurance policies or similar plans and related agreements.

(e)    Take such corporate or other actions as may be required or appropriate to terminate the IMB Shareholder Agreement and to ensure that such agreement is not applicable to the Transaction.

(f)    Take such corporate or other actions as may be necessary or appropriate to dissolve First Security Insurance and in connection therewith assign its rights and obligations to IMB, to be effective as of the Effective Date.

(g)    Cooperate with—and support using commercially reasonable efforts—Glacier Bank in its efforts to secure employment or similar agreements with key employees of the Bank as may be reasonably identified by Glacier Bank on such terms as Glacier Bank and such key employees may agree.

4.1.4    Maintenance of Properties. IMB and the Bank will in all material respects maintain their respective Properties and equipment (and related insurance or its equivalent) in accordance with good business practice, normal wear and tear excepted.

4.1.5    Preservation of Business Organization. Each of IMB and the Bank will use its commercially reasonable efforts to: (a) preserve its respective business organization; (b) retain the services of management and current Employees; and (c) preserve the goodwill of suppliers, customers and others with whom IMB and the Bank have business relations.

4.1.6    Senior Management. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, which consultation will not be unreasonably withheld, conditioned, or delayed and approval for such will be deemed provided if GBCI has not responded to the Bank’s request within three Business Days after GBCI’s receipt of a written request for consultation, IMB and the Bank will not make any change with respect to present management personnel having the rank of senior vice-president or higher.

4.1.7    Compensation. IMB and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by IMB, the Bank or First Security Insurance to any of its directors, officers, Employees, agents or consultants other than normal increases in compensation in accordance with IMB’s and the Bank’s established policies and practices with respect to the timing and amounts of such increases. Without the prior written approval of GBCI, IMB, the Bank, and First Security Insurance will not commit to, or enter into, any employment agreement with any individual not terminable without expense with two weeks’ notice or less, except as otherwise required by Law.

4.1.8    Updates of Financial Statements. IMB will deliver to GBCI Subsequent Bank Financial Statements (a) for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end and (b) for any fiscal year ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 90 days after the end of the 2017 fiscal year. The Subsequent IMB Financial Statements: (w) will be prepared from the books and records of IMB and the

Bank; (x) will present fairly the financial position and operating results of IMB and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and (z) will reflect all liabilities, of IMB and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or (ii) not significant in amount. All contingent liabilities known to IMB that are required to be reflected in footnotes in accordance with GAAP but not recorded on the Subsequent IMB Financial Statements will be disclosed in writing to GBCI.

4.1.9    Update Schedules. From the Execution Date until Closing, IMB will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of IMB or the Bank to enable such Schedules to remain accurate and complete in all material respects. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of IMB’s representations or warranties contained in this Agreement, except as agreed to in writing by the parties.

4.1.10    Acquisition Proposal. IMB and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal (defined below). IMB agrees that neither it nor any of its Subsidiaries will, and IMB will direct and use its best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of IMB) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event IMB receives an unsolicited bona fide Acquisition Proposal and the board of directors of IMB determines prior to approval of the Transaction by IMB’s shareholders, in good faith, that (a) such proposal constitutes a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, or provide confidential information or data to, a Person in connection with such Acquisition Proposal, IMB may do so to the extent required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, IMB and such Person shall have executed a confidentiality agreement on terms at least as favorable to IMB as those contained in its confidentiality agreement with GBCI. IMB will further notify GBCI in writing immediately (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with IMB, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received. IMB will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10.

4.1.11    Status of Title/Leasehold Interests. IMB will use its commercially reasonable efforts to provide GBCI, no later than 30 days after the Execution Date, title commitments for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the “Title Companies”), the cost of which shall be paid by IMB and included as, and in the calculation of, Transaction Related Expenses. These title commitments must show the current status of title to the Real Property. Within 30 days after the date on which IMB delivers all of the title commitments to GBCI for its review, GBCI will inform IMB in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title commitments (“Objection Notice”). If GBCI provides an Objection Notice, GBCI will be deemed to have waived any exceptions or objections to title with respect to which it has not timely provided an Objection Notice. IMB will, within 20 days of the date on which it receives the written Objection Notice from GBCI, inform GBCI if there are any objections that it is unable or unwilling to remove, cure, or endorse over at or prior to Closing (the “Response Notice”). If no Response Notice is given within such period, IMB will be deemed to have agreed to remove, cure, or endorse over any of the matters set forth in the Objection Notice. IMB will not, in any event, be obligated to seek removal, cure of, or endorsement over exceptions that are (a) non-monetary exceptions that do not prohibit or materially interfere with the use of the Properties as bank branch locations or as otherwise used by IMB or the Bank as of the Execution Date, (b) monetary or non-monetary exceptions disclosed in Schedule 3.1.6 or in the IMB Financial Statements, or (c) matters that GBCI has not taken objection to in the Objection Notice (such title exceptions, “Permitted Exceptions”). IMB will in good faith use commercially reasonable efforts to remove, cure, or endorse over any matters set forth in the Response Notice that are not Permitted Exceptions that are susceptible to cure. At Closing, if requested by GBCI, IMB will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties owned in fee by IMB, in an amount commensurate with the value of each such Property as agreed upon by GBCI and IMB, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than the Permitted Exceptions.

4.1.12    Directors’ and Officers’ Liability. Before the Effective Date, IMB will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of IMB, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to IMB, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.13    Review of Loans. IMB and the Bank will permit GBCI and its advisors, at GBCI’s sole cost and expense, to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s ALLL and to establish appropriate accounting adjustments under FAS141R. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.15.

4.1.14    Continuing Representation and Warranty. Neither IMB nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

4.2    Registration Statement; IMB Shareholders Meeting.

4.2.1    Preparation of Registration Statement.

(a)    GBCI will use its commercially reasonable efforts to prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC within 45 days after the Execution Date for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to IMB’s shareholders.

(b)    The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their commercially reasonable efforts to obtain the clearance of the SEC, if required, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c)    Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the IMB Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of IMB relating to IMB and the Bank, (i) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d)    GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. IMB will pay all fees and costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement, with all such fees and costs to be included as and in the calculation of Transaction Related Expenses. IMB will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement, with all such costs to be included as and in the calculation of Transaction Related Expenses.

4.2.2    Submission to Shareholders. IMB will promptly take the actions necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “IMB Meeting”). The IMB Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to IMB’s shareholders without objection by applicable governmental authorities. The board of directors of IMB has adopted a resolution recommending approval of this Agreement by IMB’s shareholders, and it shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, IMB receives a Superior Proposal and the board of directors of IMB determines, in good faith and after consultation with independent legal counsel, that it would be inconsistent with its fiduciary duties not to withdraw, modify, or qualify such recommendation. IMB shall use its commercially reasonable efforts to obtain from the shareholders of IMB approval of the Transaction in accordance with Montana law, including (except as provided in the preceding sentence) by communicating to its shareholders its recommendation (and including such recommendation in the Prospectus/Proxy Statement) that they approve this Agreement and the Transactions. IMB shall adjourn or postpone the IMB Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of IMB Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if, on the date of such IMB Meeting, (a) IMB has not received proxies representing a sufficient number of shares necessary to obtain the required approval of the Transaction by IMB’s shareholders and such approval remains possible to obtain and (b) the shareholders of IMB have authorized by the requisite vote under Montana law the adjournment pursuant to the Prospectus/Proxy Statement.

4.3    Submission to Regulatory Authorities. GBCI will use its commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain all permits, approvals, consents, authorizations, waivers, clearances, and orders of Governmental Entities necessary or advisable, in the opinion of GBCI’s counsel, to consummate the Transaction (the “Requisite Regulatory Approvals”), and to comply with the terms and conditions of all Requisite Regulatory Approvals, and to obtain as promptly as practicable all consents of third parties which are necessary or advisable to consummate the Transaction. GBCI will provide copies of such applications for review by IMB prior to their submission to the applicable Governmental Entities. These applications are expected to include: (a) an interagency bank merger application to be filed with the FDIC and a waiver to be sought from, or application to be filed with, the Federal Reserve with respect to the Merger; (b) an application to the Commissioner of the Montana Division and related filings regarding the Transaction; and (c) filings and coordination with the offices, of the Secretary of State of Montana with respect to the Merger and the Bank Merger. IMB and the Bank will cooperate and use commercially reasonable efforts to prepare all documentation, timely effect all filings and obtain, and to assist GBCI in obtaining, all Requisite Regulatory Approvals. IMB and the Bank shall, upon request, furnish GBCI with all information concerning itself, and its directors, officers, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of GBCI, Glacier Bank, IMB, or the Bank to any third party or Governmental Entity in connection with the Transaction.

4.4    Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this

Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of IMB and GBCI.

4.5    Consents. Each party to this Agreement will use its commercially reasonable efforts to obtain the timely consent or approval of any other Person whose consent or approval is necessary or appropriate in order to permit GBCI or IMB and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.6    Further Actions. The parties to this Agreement will use their commercially reasonable efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction promptly.

4.7    Transition. During the period from the Execution Date to the Effective Time, IMB and the Bank shall cause one or more of their respective representatives to confer with representatives of GBCI and Glacier Bank and report the general status of their ongoing operations at such times as GBCI and Glacier Bank may reasonably request. Representatives of GBCI, Glacier Bank, IMB, and the Bank shall also meet as requested by or on behalf of GBCI to discuss and plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither IMB nor the Bank shall be obligated to take any such action prior to the Effective Time and, unless IMB and the Bank otherwise agree, no conversion shall take place prior to the Effective Time; provided, however, no such request by or behalf of GBCI or Glacier Bank shall interfere materially with the performance of duties by any employee of IMB or the Bank.

4.8    Notice. The parties will provide each other with prompt written notice of:

4.8.1    Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

4.8.2    The commencement of any proceeding against any one or more of them by or before any Governmental Entity that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

4.8.3    In the case of IMB and its Subsidiaries, the acquisition of a fee ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section  4.1.2.

4.9    Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by Law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other, or certify as to their destruction, at the recipient’s option, all confidential documents obtained from them, provided that each party may retain one copy of such confidential documents for evidentiary purposes; and (ii) not use or disclose any nonpublic information obtained under or in connection with this Agreement or in connection with the Transaction.

4.10    Availability of GBCI’s Books, Records, and Properties. GBCI will make its books, records, Properties, contracts, and documents available during business hours with reasonable advance notice to IMB and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. GBCI will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of IMB.

4.11    Blue Sky Filings. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.12    Tax Matters.

4.12.1    Tax Treatment. Neither GBCI and its Subsidiaries nor IMB and the Bank will take or cause to be taken any action that would or could reasonably be expected to prevent the Transaction from qualifying as a reorganization under IRC Section 368(a), other than treating any cash paid, whether for fractional shares, Dissenting Shares, or otherwise, as taxable.

4.12.2    Maintenance of S-corporation Status. Neither IMB nor any of its Subsidiaries will (a) revoke IMB’s election to be taxed as an S-corporation within the meaning of IRC Section 1361 and IRC Section 1362 or (b) revoke the Bank’s or First Security Insurance’s status as a “qualified subchapter S subsidiary” within the meaning of IRC Section 1361(b)(3)(B), and neither GBCI nor any of its Subsidiaries will take any action after the Effective Time to retroactively revoke such election. Other than the Transaction, neither IMB nor any of its Subsidiaries will take any action or allow any action that (x) would cause IMB to no longer be treated as an S-corporation within the meaning of IRC Section 1361 and IRC Section 1362 or (y) would cause the Bank or First Security Insurance to no longer be treated as a “qualified subchapter S subsidiary” within the meaning of IRC Section 1361(b)(3)(B).

4.12.3    Tax Returns.

(a)    During the period from the date of this Agreement to the Effective Time, IMB and each of its Subsidiaries will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed during such period (after taking into account any extensions) (each, a “Post-Signing Return”) by each such entity, and will timely pay all Taxes that are due and payable during such period with respect to any such Post-Signing Return. All Post-Signing Returns filed by IMB and its Subsidiaries will be true, correct, and complete in all material respects and, except as otherwise required by Law, shall be prepared on a basis consistent with the past practice of IMB. IMB will provide copies of any Post-Signing Return to GBCI at least 20 days prior to the date on which such return will be filed for reasonable review and comment by GBCI, and if reasonably desired by GBCI, consultation with GBCI. During such period, GBCI and each of its Subsidiaries will prepare and timely file, or cause to be prepared and timely filed, all Post-Signing Returns required to be filed by each such entity and will timely pay all Taxes that are due and payable during such period with respect to any such Post-Signing Return. All Post-Signing Returns filed by GBCI and its Subsidiaries will be true, correct, and complete in all material respects and, except as otherwise required by Law, shall be prepared on a basis consistent with the past practice of GBCI.

(b)    GBCI will engage IMB’s independent accountants to prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by IMB or any of its Subsidiaries due after the Effective Time but related to the period prior to the Effective Date. All such Tax Returns will, except as otherwise required by Law or as recommended by the independent accountant, be prepared on a basis consistent with the past practice of IMB.

4.13    IMB Closing Capital. No earlier than the 15th Business Day prior to Closing nor later than the 10th Business Day before such Closing, IMB shall calculate in good faith and provide to GBCI the estimated IMB Capital as of Closing and shall provide GBCI with a copy of the proposed Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, the impact of any pending adjustments required in the calculation of the IMB Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such IMB Capital. GBCI shall review such materials and, within three Business Days following receipt thereof, notify IMB as to whether GBCI accepts or disputes the amount of the IMB Capital. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and IMB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall review the matter in dispute and, solely as to disputes relating to accounting issues and acting as an expert and not as an arbitrator, determine and report in writing to GBCI and IMB the resolution of such disputed matters and the effect of such determinations on the calculation of the IMB Capital as of Closing, and such determinations shall be final, binding and conclusive unless GBCI and IMB mutually agree upon a different amount. The IMB Capital as of Closing, as determined and agreed upon in writing by GBCI and IMB in accordance with this Section 4.13, is the “IMB Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.13 and Section 4.14 below shall be shared equally by GBCI, on the one hand, and IMB, on the other hand, and IMB’s portion shall be an expense in the calculation of the IMB Closing Capital.

4.14    Transaction Related Expenses. No earlier than the 15th Business Day prior to Closing nor later than the 10th Business Day before such Closing, IMB shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit B detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within three Business Days following receipt thereof, notify IMB as to whether GBCI accepts or disputes the amount of the Transaction Related Expenses. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and IMB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by the Independent Accountants in accordance with the process set forth in Section 4.13. The Transaction Related Expenses as of Closing, as determined and agreed upon in writing by GBCI and IMB in accordance with this Section 4.14, are the “Final Transaction Related Expenses.”

4.15    Payment of Dividend. To the extent the IMB Closing Capital exceeds the Closing Capital Requirement after making all adjustments required by the terms of this Agreement (including, without limitation in the event the Final Transaction Related Expenses exceed the Maximum Transaction Related Expenses), IMB may, upon prior written notice to GBCI and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in the amount equal to the positive Closing Capital Differential; provided, however, that the amount of such dividend may be limited to the extent necessary to cause the Merger to effect a transfer of “substantially all of the properties” of IMB and the Bank within the meaning of IRC Section 368(a)(2)(D), as determined in the reasonable discretion of GBCI in consultation with its tax counsel and after consultation with IMB and its tax counsel.

4.16    Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger on February 28, 2018; and in any case, as soon as reasonably practicable thereafter, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

4.17    Listing. GBCI will use its commercially reasonable efforts to cause the GBCI Shares to be authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.

4.18    GBCI Common Stock Issuable in Merger. The shares of GBCI Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1    Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transaction by all appropriate Governmental Entities having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the commercially reasonable opinion of GBCI, would deprive GBCI of the economic or business benefits of the Transaction.

5.2    Conditions to Obligations of GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1    Representations and Warranties. The representations and warranties of IMB and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of IMB and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). IMB and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of IMB and the Bank and dated as of Closing.

5.2.2    Compliance. IMB will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. IMB will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of IMB and dated as of Closing.

5.2.3    Continued Effectiveness of Agreements.

(a)    Agreements entered into as described in Recital E shall continue in full force and effect.

(b)    The individuals listed on Schedule 5.2.3(b) shall have entered into agreements with GBCI or Glacier Bank as described in Recital F and such agreements shall continue in full force and effect.

5.2.4    Closing Capital and Financial Statements. IMB will have delivered to GBCI the financial information set forth in Section 4.13, and the parties will have agreed upon the amount of IMB Closing Capital pursuant to the terms of Section 4.13.

5.2.5    Transaction Related Expenses. IMB will have delivered to GBCI the information set forth in Section 4.14, and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.14.

5.2.6    No Material Adverse Effect. Since December 31, 2016, there will have been no material damage, destruction, or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to IMB or the commencement of any proceeding against IMB or the Bank that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to IMB.

5.2.7    Financial Condition. In the opinion of the Executive Officers of IMB and the Bank, the Bank’s ALLL is adequate to absorb the Bank’s anticipated loan losses.

5.2.8    No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.2.9    Tax Opinion. GBCI will have obtained from Garlington, Lohn & Robinson, PLLP, and delivered to IMB, an opinion addressed to IMB and GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger and the Bank Merger will be a reorganization within the meaning of IRC Section 368(a).

5.2.10    Real Property Matters. GBCI will have received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.11.

5.2.11    Corporate and Shareholder Action. Each of the following will have approved or ratified the Merger or the Bank Merger, as applicable:

(a)    The boards of directors of IMB and the Bank;

(b)    IMB, as sole shareholder of the Bank; and

(c)    The shareholders of IMB.

5.2.12    Resignation of Directors. The directors of IMB and the Bank will have tendered their written resignations from the respective board of directors, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.13    Fairness Opinion. IMB has received a fairness opinion from ProBank Austin (the “Fairness Opinion”), to the effect that the Merger Consideration to be received by IMB shareholders is fair to such shareholders from a financial point of view, and the Fairness Opinion has not been modified or withdrawn.

5.2.14    Registration Statement. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.15    No Change in Loan Review. IMB will have provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under Section 4.1.13 will have revealed a material adverse change in either: (a) the information set forth in Schedule 3.1.15 or (b) information revealed during GBCI’s previous examinations of the Bank’s loans.

5.2.16    Loan Payoff. IMB shall have provided to GBCI a payoff letter from its lender holding a lien on the common stock of the Bank in form and substance reasonably acceptable to GBCI that reflects the amount to be paid at Closing in order to secure the release of such existing lien, and GBCI shall be reasonably satisfied that, upon funding of the payoff amount, such lien will be released no later than Closing.

5.3    Conditions to Obligations of IMB. All obligations of IMB pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1    Representations and Warranties. The representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to IMB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.2    Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to IMB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3    No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4    No Material Adverse Effect. Since December 31, 2016, (a) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI, or (b) the commencement of any proceeding against GBCI or any of its Subsidiaries that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to GBCI.

5.3.5    Corporate Action. Each of (a) the board of directors of GBCI, (b) GBCI, as the sole shareholder of Glacier Bank, and (c) Glacier Bank will have approved the Merger or the Bank Merger, as applicable.

5.3.6    Registration Statement; Listing. The Registration Statement will have become effective as specified in Section 5.2.14, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists. The GBCI Shares shall have been approved for listing on the NASDAQ Global Select Market (or such other exchange on which the GBCI Common Stock may become listed) if so required and shall be freely tradable.

5.3.7    Blue Sky Filings. GBCI will have received any required state securities laws or “Blue Sky” permits and approvals specified in Section 4.11.

5.3.8    Payments to the Exchange Agent. GBCI will have deposited the Exchange Fund with the Exchange Agent.

5.3.9    Approval of IMB Shareholders. The shareholders of IMB will have approved this Agreement and the Merger by the requisite vote under Montana law and IMB’s articles of incorporation, as applicable.

5.3.10    Tax Opinion. The tax opinion specified in Section 5.2.9 shall have been delivered to IMB in form and substance reasonably acceptable to IMB and its advisors.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1    Director and Shareholder Agreements. As a condition to the execution of this Agreement, the directors and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2    Employee Benefit Issues.

6.2.1    Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any current Employees who are retained after the Effective Time. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans.

6.2.2    Treatment of Past Service. For purposes of such participation, current Employees’ prior service with IMB and/or the Bank will constitute prior service with GBCI or Glacier Bank for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for Employees in effect at the time of any termination).

6.2.3    No Contract Created. Nothing in this Agreement will give any Employee a right to employment or continuing employment.

6.2.4    Severance Eligibility. Any current Employees (a) who are not entitled to severance, change in control, or other payments at or in connection with Closing under the Compensation Plans set forth in Schedule 3.1.18 or otherwise or (b) who are so entitled but are listed on Schedule 6.2.4 and are not offered a position by GBCI or retained by Glacier Bank following the Closing will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years of prior service with IMB and the Bank, at the expense of GBCI.

6.3    Indemnification of Directors and Executive Officers. For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of IMB and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that IMB and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect on the Execution Date provided, however that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.3 shall continue until the final disposition of such claim. GBCI shall advance expenses to the indemnified parties to the fullest extent that such indemnified parties would be entitled under IMB’s Bylaws and such advancement is not in violation of or inconsistent with any insurance policies acquired under the last sentence of this Section 6.3. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under IMB’s or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of six years after the Effective Date, GBCI will use commercially reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Time. Prior to the Effective Time and in lieu of the foregoing, GBCI will use commercially reasonable efforts to purchase, and IMB will cooperate in its efforts to purchase, a tail policy for directors’ and officers’ liability insurance providing coverage substantially as described in the prior sentence and fully pay for such policy prior to the Effective Time, with all such costs to be included as and in the calculation of Transaction Related Expenses.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1    Termination by Reason of Lapse of Time. If Closing does not occur on or before July 31, 2018 (the “Outside Date”), either GBCI or IMB may terminate this Agreement and the Merger if both of the following conditions are satisfied:

7.1.1    the terminating party’s board of directors decides to terminate by a majority vote of all of its members; and

7.1.2    the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before October 31, 2018, if GBCI notifies IMB in writing on or prior to the Outside Date of its election to extend the Outside Date; and provided, further that, the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2    Termination Due to GBCI Average Closing Price Greater Than $42.11.

7.2.1    GBCI’s Right to Terminate. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to IMB on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $42.11 (without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date), unless IMB makes the election set forth in Section 7.2.2. Prior to a termination pursuant to this Section 7.2.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split, or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.2.2    IMB’s Right to Adjust Consideration. If GBCI provides written notice to IMB in accordance with Section 7.2.1, then within three Business Days following IMB’s receipt of such notice, IMB may elect by written notice to GBCI to accept an adjustment to the Total Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Total Stock Consideration shall be the number of GBCI Shares equal to the quotient obtained by dividing (a) $195,986,299 by (b) the GBCI Average Closing Price rounded up to the nearest whole share (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date). If IMB makes such election to accept a decrease in the number of GBCI Shares to be issued as the Total Stock Consideration, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.3    Termination Due to GBCI Average Closing Price Less Than $28.07.

7.3.1    IMB’s Right to Terminate. By specific action of its board of directors, IMB may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is less than $28.07 (without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date), unless GBCI makes the election set forth in Section 7.3.2. Prior to a termination pursuant to this Section 7.3.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.3.2    GBCI’s Right to Adjust Consideration. If IMB provides written notice to GBCI in accordance with Section 7.3.1, then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to IMB to adjust the Total Stock Consideration through the issuance of additional GBCI Shares or, in GBCI’s sole and absolute discretion, pay Cash Consideration, or a combination thereof, such that the total value of the GBCI Shares to be issued in the Transaction (based on the GBCI Average Closing Price rounded up to the nearest whole share (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date)), plus any Cash Consideration, is equal to $130,642,019; provided that any GBCI right to pay Cash Consideration pursuant to this Section 7.3.2 shall be limited to the maximum amount of Cash Consideration that may be paid without causing the Merger to be a reorganization under IRC Section 368(a). If GBCI makes such election to increase the Total Stock Consideration or pay Cash Consideration (or a combination thereof), no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration or Cash Consideration has been adjusted). For purposes of this Section, “Cash Consideration” shall mean the total cash consideration paid to holders of shares of IMB Stock as consideration for the Merger.

7.4    Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by IMB’s shareholders, unless otherwise provided) by IMB (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1    Mutual Consent. By mutual consent of IMB and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2    No Regulatory Approvals. By IMB or GBCI, if a Governmental Entity that must grant a Requisite Regulatory Approval has denied a Requisite Regulatory Approval or a Requisite Regulatory Approval is conditioned on a substantial deviation from the Merger; provided, however, that either party will have 15 Business Days following receipt of any denial to appeal the decision, and if such appeal is timely made, either party will have 60 days to prosecute diligently and overturn such denial and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to the terms of Section 7.1 during such period of time.

7.4.3    Breach of Representation. By IMB or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by IMB) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI).

7.4.4    Breach of Covenant. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period.

7.4.5    Failure to Recommend or Obtain Shareholder Approval. By (a) GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (i) IMB’s board of directors (A) fails to recommend to its shareholders the approval of the Merger or (B) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) GBCI or IMB (provided that the party electing to terminate is not then in material breach of any of its representations, warranties, covenants, or agreements in this Agreement) if IMB’s shareholders elect not to approve the Merger.

7.4.6    Impracticability. By either GBCI or IMB, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Montana to restrain or invalidate the Merger or this Agreement.

7.4.7    Dissenting Shares. By GBCI, if holders of 10 percent or more of the outstanding shares of IMB Stock are Proposed Dissenting Shares.

7.4.8    Superior Proposal—Termination by IMB. By the board of directors of IMB upon written notice to GBCI if such board of directors has in good faith determined that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that IMB may not terminate this Agreement pursuant to this Section 7.4.8 unless (a) it has not breached Sections 4.1.10 or 4.2.2, (b) immediately following the delivery of such notice of termination, it enters into a definitive acquisition agreement relating to such Superior Proposal, (c) it has provided GBCI at least five days’ prior written notice advising GBCI that the board of directors of IMB is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable IMB’s board of directors to proceed with the Merger, and (d) simultaneously upon entering into such definitive acquisition agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.4.9    Superior Proposal—Termination by GBCI. By GBCI upon written notice to IMB if (a) an Acquisition Event will have occurred or (b)(i) a third party will have made a proposal to IMB or its shareholders to engage in, or enter into an agreement with respect to, an Acquisition Event and (ii) this Agreement and the Merger are not approved at the IMB Meeting.

7.5    Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5(a), Section 7.4.8, or Section 7.4.9(a), then IMB will immediately pay to GBCI $6,500,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.5(b) or Section 7.4.9(b), or by GBCI pursuant to Section 7.4.4 for breach of either Section 4.1.10 or Section 4.2.2, and within 15 months after such termination, IMB or the Bank enters into an agreement for, or publicly announces an intention to engage in, an Acquisition Event, or within 15 months after such termination an Acquisition Event will have occurred, then IMB will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.6    Cost Allocation Upon Termination; Limitations; Break-Up Fee as Liquidated Damages. In connection with the termination of this Agreement under this Article 7, except as provided in Section 7.5, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no liability to the other parties arising from such termination, except that in the event of a termination under Section 7.4.3 or Section 7.4.4 in a circumstance in which no Break-Up Fee is paid, no party will be relieved from any liability arising out of the underlying breach by reason of such termination. The parties acknowledge and agree that the agreements contained in Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement. Any amount payable by IMB pursuant to Section 7.5 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of GBCI in the event of termination of this Agreement under circumstances that give rise to payment of the Break-Up Fee. In the event that IMB fails to pay the Break-Up Fee when due, then (a) IMB shall reimburse GBCI for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of unpaid or overdue amounts, and (b) IMB shall pay to GBCI interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 2 percent.

ARTICLE 8

MISCELLANEOUS

8.1    Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: Randall M. Chesler, President and CEO Email: rchesler@glacierbancorp.com

with a copy to:	Miller Nash Graham & Dunn LLP
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128
Attn:    Stephen M. Klein, P.C.
            David G. Post, P.C.
Email:  steve.klein@millernash.com
david.post@millernash.com

IMB and the Bank:	Inter-Mountain Bancorp., Inc. 208 East Main Street Bozeman, Montana 59715 Attn: Bruce A. Gerlach, President and CEO Email: bruce.gerlach@ourbank.com

with copies to:	Christian, Samson & Jones, PLLC 310 W. Spruce Street Missoula, Montana 59802 Attn: David Chisholm Email: chisholm@csjlaw.com

and	Holland & Hart LLP 1800 Broadway, Suite 300 Boulder, Colorado 80302 Attn: Scott A. Berdan, P.C. Email: saberdan@hollandhart.com or to such other address or Person as any party may designate by written notice to the other given under this Section.

8.2    Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1    any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2    compliance with any of the covenants of any other party; and

8.2.3    any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3    Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections, and Schedules of and to this Agreement unless expressly stated otherwise.

8.4    Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.9 (Confidentiality), Section 7.5 (Break-Up Fee), Section 7.6 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination, and neither GBCI nor IMB or the Bank shall be relieved of any liability or damages arising out of its knowing or willful breach of any provision of this Agreement; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification of Directors and Executive Officers), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and none of GBCI, Glacier Bank, IMB, nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements, or covenants.

8.5    Attorneys’ Fees and Costs. In the event of any dispute, claim, or litigation arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement (“Claim”), the substantially prevailing party on any such Claim will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6    Arbitration. At either party’s request, the parties must submit any Claim to arbitration under the American Arbitration Association’s Commercial Arbitration Rules then in effect (or under any other form of arbitration mutually acceptable to the parties); provided that a party shall not be prevented from seeking injunctive relief in accordance with Section 8.7 and Section 8.10 below to enforce this Agreement. A single arbitrator agreed on by the parties will conduct any arbitration. If the parties cannot agree on a single arbitrator within 15 days after service of the demand for arbitration, Claims shall be heard by a panel of three arbitrators, selected as follows: each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment; if the arbitrators selected by the parties fail to select or are unable to agree on the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitration decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This substantially prevailing party is entitled to reimbursement from the other party for its reasonable costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7    Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. Subject to the arbitration provisions set forth in Section 8.6, the parties must bring any legal proceeding arising out of this Agreement in the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8    Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9    No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

ARTICLE 9

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the IMB Meeting; provided, however, that after approval by IMB’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of IMB without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GLACIER BANK

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

INTER-MOUNTAIN BANCORP., INC.

By:	/s/ Bruce A. Gerlach
Bruce A. Gerlach, President and CEO

FIRST SECURITY BANK

By:	/s/ Steven E. Wheeler
Steven E. Wheeler, President and CEO

[Signature Page to Plan and Agreement of Merger]

EXHIBIT A

Parties to Recital E

PERSONS SIGNING VOTING AGREEMENTS

Daphne Gillam Revocable Trust

John T. Kamp and Joyce B. Kamp

Marci Johnson Shaw

Wayne D. & Leona E. Gibson Irrevocable Trust

DIRECTORS

SIGNING VOTING AND

NONCOMPETITION AGREEMENTS

IMB Directors

Robert Karl Kamp

Dana Dogterom

Bruce Gerlach

Michael Wm. Johnson

Tom O. Milesnick

Jack Rochford

EXHIBIT B

Form of Transaction-Related Expenses Calculation

Transaction-Related Expenses ($000s)	Estimated Transaction-Related Expenses	Final Transaction-Related Expenses
Employee Related
Change-in-Control Cost
Retention Payments
D&O Tail Coverage Insurance
Integration/Operations
Data Processing - Termination and Deconversion Fee
Other IT/Systems Termination Cost
Title Policy Premiums
Professional Expenses
Investment banking - Advisory
Investment banking - Fairness Opinion
Legal
Accounting*
Other
TOTAL

As provided in the Plan and Agreement of Merger, any negative differential between $5,300,000 (the “Maximum Transaction Expense Amount”) and the Final Transaction Related Expenses will be subtracted from IMB Capital on an after tax basis (applying an effective tax rate of 35 percent) for purposes of determining both IMB Closing Capital and the Closing Capital Differential.

*	To include estimated costs of 2017 and final stub 2018 informational tax returns.

APPENDIX B

Montana Code Annotated

TITLE 35

CHAPTER 1. BUSINESS CORPORATIONS

PART 8. MERGER, CONSOLIDATION, SHARE EXCHANGE, AND SALE OF ASSETS

Sections 35-1-826 through 35-1-839 – Dissenters’ Rights

35-1-826. Definitions. As used in 35-1-826 through 35-1-839, the following definitions apply:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” includes the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under 35-1-827 and who exercises that right when and in the manner required by 35-1-829 through 35-1-837.

(4) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if the corporation has no loans, at a rate that is fair and equitable under all the circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial shareholder to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

35-1-827. Right to dissent. (1) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(a) consummation of a plan of merger to which the corporation is a party if:

(i) shareholder approval is required for the merger by 35-1-815 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

(ii) the corporation is a subsidiary that is merged with its parent corporation under 35-1-818;

(b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan;

(c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of the shares;

(ii) creates, alters, or abolishes a right in respect of redemption, including a provision with respect to a sinking fund for the redemption or repurchase of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to be voted on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share created is to be acquired for cash under 35-1-621; or

(e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and to obtain payment for their shares.

(2) A shareholder entitled to dissent and to obtain payment for shares under 35-1-826 through 35-1-839 may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

35-1-828. Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(a) submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) does so with respect to all shares of which the beneficial shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

35-1-829. Notice of dissenters’ rights. (1) If a proposed corporate action creating dissenters’ rights under 35-1-827 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under 35-1-826 through 35-1-839 and must be accompanied by a copy of 35-1-826 through 35-1-839.

(2) If a corporate action creating dissenters’ rights under 35-1-827 is taken without a vote of shareholders, the corporation shall give written notification to all shareholders entitled to assert dissenters’ rights that the action was taken and shall send them the dissenters’ notice described in 35-1-831.

35-1-830. Notice of intent to demand payment. (1) If proposed corporate action creating dissenters’ rights under 35-1-827 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) shall deliver to the corporation before the vote is taken written notice of the intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(b) may not vote the shareholder’s shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1)(a) is not entitled to payment for the shareholder’s shares under 35-1-826 through 35-1-839.

35-1-831. Dissenters’ notice. (1) If proposed corporate action creating dissenters’ rights under 35-1-827 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of 35-1-830.

(2) The dissenters’ notice must be sent no later than 10 days after the corporate action was taken and must:

(a) state where the payment demand must be sent and where and when certificates for certified shares must be deposited;

(b) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;

(c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters’ rights to certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) set a date by which the corporation must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required notice under subsection (1) is delivered; and

(e) be accompanied by a copy of 35-1-826 through 35-1-839.

35-1-832. Duty to demand payment. (1) A shareholder sent a dissenters’ notice described in 35-1-831 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to 35-1-831(2)(c), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit the shareholder’s certificates when required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under 35-1-826 through 35-1-839.

35-1-833. Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under 35-1-835.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

35-1-834. Payment. (1) Except as provided in 35-1-836, as soon as the proposed corporate action is taken or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with 35-1-832 the amount the corporation estimates to be the fair value of the dissenter’s shares plus accrued interest.

(2) The payment must be accompanied by:

(a) the corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) a statement of the corporation’s estimate of the fair value of the shares;

(c) an explanation of how the interest was calculated;

(d) a statement of the dissenter’s right to demand payment under 35-1-837; and

(e) a copy of 35-1-826 through 35-1-839.

35-1-835. Failure to take action. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under 35-1-831 and repeat the payment demand procedure.

35-1-836. After-acquired shares. (1) A corporation may elect to withhold payment required by 35-1-834 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, the corporation shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under 35-1-837.

35-1-837. Procedure if shareholder dissatisfied with payment or offer. (1) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and the amount of interest due and may demand payment of the dissenter’s estimate, less any payment under 35-1-834, or reject the corporation’s offer under 35-1-836 and demand payment of the fair value of the dissenter’s shares and the interest due if:

(a) the dissenter believes that the amount paid under 35-1-834 or offered under 35-1-836 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) the corporation fails to make payment under 35-1-834 within 60 days after the date set for demanding payment; or

(c) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the demand in writing under subsection (1) within 30 days after the corporation made or offered payment for the dissenter’s shares.

35-1-838. Court action. (1) If a demand for payment under 35-1-837 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the district court of the county where a corporation’s principal office is located or, if its principal office is not located in this state, in Lewis and Clark County. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located or, if the domestic corporation did not have its principal office in the state at the time of the transaction, in Lewis and Clark County.

(3) The corporation shall make all dissenters whose demands remain unsettled, whether or not residents of this state, parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law.

(4) The jurisdiction of the district court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment:

(a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares plus interest exceeds the amount paid by the corporation; or

(b) for the fair value plus accrued interest of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under 35-1-836.

35-1-839. Court costs and attorney fees. (1) The court in an appraisal proceeding commenced under 35-1-838 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under 35-1-837.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of 35-1-829 through 35-1-837; or

(b) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by 35-1-826 through 35-1-839.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award the counsel reasonable attorney fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C

7205 W. Central Avenue
Toledo, OH 43617 419.841.8521 www.probank.com www.austinassociates.com

October 26, 2017

Board of Directors

Inter-Mountain Bancorp., Inc.

208 East Main Street

Bozeman, MT 59715

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Inter-Mountain Bancorp., Inc. (“IMB”) common stock pursuant to the Plan and Agreement of Merger dated October 26, 2017 (the “Agreement”) among Glacier Bancorp, Inc. (“Glacier”), IMB and First Security Bank, Bozeman, Montana. The Agreement provides for the merger of IMB with and into Glacier, with Glacier being the surviving company (the “Merger”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

The financial terms of the Agreement provide for Glacier to exchange 4,654,151 shares of its common stock for all of the common stock of IMB. Based on 203,763 shares of IMB common stock outstanding, each share of IMB common stock will be converted into the right to receive 22.841 shares of Glacier common stock.

In addition, IMB shareholders may be entitled to a special dividend immediately prior to the closing of the Merger in an amount equal to the positive difference, if any, between IMB Closing Capital and the Closing Capital Requirement of $73.5 million. IMB Closing Capital will be based on IMB’s shareholders’ equity under generally accepted accounting principles, net of goodwill and other intangible assets, as adjusted by certain items. Factors that will impact IMB Closing Capital include operating income from July 1, 2017 to the closing, normal tax distribution dividends in accordance with past practice, changes in accumulated other comprehensive income from July 1, 2017 to the closing, and certain Transaction Related Expenses. The amount of the possible special dividend cannot be calculated with a high degree of certainty at this time, and is based in part on factors outside the control of IMB.

The Agreement provides a termination right to IMB under certain circumstances if the Glacier Average Closing Price is less than $28.07 per share unless Glacier agrees to increase the Merger Consideration to $130,642,019 through the issuance of more common shares or payment of cash consideration. Alternatively, the Agreement provides a termination right to Glacier under certain circumstances if the Glacier Average Closing Price is greater than $42.11 per share unless IMB agrees to accept a reduction in Total Stock Consideration through the issuance of fewer shares such that the value of the Merger Consideration is $195,986,299.

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Board of Directors Inter-Mountain Bancorp., Inc. October 26, 2017 Page 2

ProBank Austin, as part of its investment banking practice, is customarily engaged in advising and valuing financial institutions in connection with mergers and acquisitions and other corporate transactions. In connection with rendering our opinion set forth herein, we have reviewed and/or considered among other things, the following:

(i)	the Agreement dated October 26, 2017;

(ii)	certain publicly available financial statements and other historical financial information of IMB and Glacier that we deemed relevant;

(iii)	certain non-public internal financial and operating data of IMB and Glacier that were prepared and provided to us by the respective management of IMB and Glacier;

(iv)	internal financial projections for IMB for the year ending December 31, 2017 prepared by and reviewed with management of IMB;

(v)	the pro forma financial impact of the Merger on Glacier, based on assumptions relating to transaction expenses, acquisition accounting adjustments, and cost savings as discussed with representatives of Glacier;

(vi)	publicly reported historical stock price and trading activity for Glacier’s common stock, including an analysis of certain financial and stock information of certain other publicly traded companies deemed comparable to Glacier;

(vii)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available, deemed comparable to the Merger;

(viii)	the current market environment generally and the banking environment in particular; and,

(ix)	such other information, financial studies, analyses and investigations, financial, economic, and market criteria as we considered relevant.

We also discussed with certain members of senior management of IMB the business, financial condition, results of operations and prospects of IMB, including certain operating, regulatory and other financial matters. We held similar discussions with senior management of Glacier regarding the business, financial condition, results of operations and prospects of Glacier.

Management of IMB and Glacier, respectively, have represented there has been no material adverse change in their respective company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that IMB and Glacier will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, and that the conditions precedent in the Agreement are not waived. Finally, ProBank Austin expresses no view or opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated by the Agreement or any terms or other aspects of the Agreement or the Merger.

In our review and analysis, we relied upon and assumed the accuracy and completeness of the information provided to us or publicly available, and have not attempted to verify the same. As part of the due diligence process we made no independent verification as to the status and value of IMB’s or Glacier’s assets, including the value of the loan portfolio and allowance for loan and lease losses,

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Board of Directors Inter-Mountain Bancorp., Inc. October 26, 2017 Page 3

and have instead relied upon representations and information concerning the value of assets and the adequacy of reserves of both companies in the aggregate. In addition, we have assumed in the course of obtaining the necessary approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to IMB and its shareholders.

This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. This opinion is limited to the fairness, from a financial point of view, of the Merger Consideration paid to the holders of IMB common stock. As part of the engagement, ProBank Austin reserves the right to review any public disclosures describing this fairness opinion or its firm. In addition, IMB agreed to indemnify ProBank Austin against certain liabilities. ProBank Austin expresses no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of IMB or as to the underlying decision by IMB to engage in the Merger or enter into the Agreement. ProBank Austin did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by IMB officers, directors or employees, or class of such persons, relative to the compensation to be received in the Merger by the holders of IMB common stock. This opinion has been approved by the fairness opinion committee of ProBank Austin.

Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the Merger Consideration is fair, from a financial point of view, to the holders of IMB common stock.

Respectfully,

ProBank Austin

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

Glacier’s articles provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

Item 21.	Exhibits and Financial Statement Schedules

(a)    The exhibits are listed below under the caption “Exhibit Index.”

(b)    Financial Statement Schedules. None.

Item 22.	Undertakings

(a)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

2	Plan and Agreement of Merger dated as of October 26, 2017, by and among Glacier Bancorp, Inc., Glacier Bank, Inter-Mountain Bancorp., Inc., and First Security Bank (included as Appendix A to the proxy statement/prospectus which is included in the registration statement).

3.1	Amended and Restated Articles of Incorporation of Glacier Bancorp, Inc. (incorporated herein by reference to Exhibit 3.i included in Glacier Bancorp Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

3.2	Amended and Restated Bylaws of Glacier Bancorp, Inc. (incorporated herein by reference to Exhibit 3.ii included in Glacier Bancorp Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

5	Opinion of Moore, Cockrell, Goicoechea & Johnson, P.C. regarding legality of securities.

8	Opinion of Garlington, Lohn & Robinson PLLP regarding certain federal income tax matters.

10.1	Form of Shareholder Voting Agreement.

10.2	Form of Director Voting Agreement.

10.3	Form of Director Non-Competition Agreement.

23.1	Consent of Moore, Cockrell, Goicoechea & Johnson, P.C. (contained in its opinion filed as Exhibit 5).

23.2	Consent of BKD, LLP, Glacier Bancorp, Inc.’s independent registered public accounting firm.

23.3	Consent of Garlington, Lohn & Robinson PLLP (contained in its opinion filed as Exhibit 8).

23.4	Consent of ProBank Austin, financial advisor to Inter-Mountain Bancorp., Inc.

24	Power of Attorney (contained on the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of Inter-Mountain Bancorp., Inc.

99.2	Opinion of ProBank Austin, financial advisor to IMB (included as Appendix C to the proxy statement/prospectus which is included in the registration statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on November 15, 2017.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and
Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints Randall M. Chesler and Ron J. Copher, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated, on the dates indicated.

Signature	Title	Date

/s/ Randall M. Chesler	President and Chief Executive Officer and Director (Principal Executive Officer)	November 15, 2017
Randall M. Chesler

/s/ Ron J. Copher	Executive Vice President and Chief Financial Officer and Secretary (Principal Financial Officer)	November 15, 2017
Ron J. Copher

/s/ Angela Dose	Principal Accounting Officer	November 15, 2017
Angela Dose

/s/ Dallas I. Herron	Chairman of the Board and Director	November 15, 2017
Dallas I. Herron

/s/ Michael J. Blodnick	Director	November 15, 2017
Michael J. Blodnick

Signature	Title	Date

/s/ Sherry L. Cladouhos Sherry L. Cladouhos	Director	November 15, 2017

/s/ James. M. English James M. English	Director	November 15, 2017

/s/ Annie M. Goodwin Annie M. Goodwin	Director	November 15, 2017

/s/ Craig A. Langel Craig A. Langel	Director	November 15, 2017

/s/ Douglas J. McBride Douglas J. McBride	Director	November 15, 2017

/s/ John W. Murdoch John W. Murdoch	Director	November 15, 2017

/s/ Mark J. Semmens Mark J. Semmens	Director	November 15, 2017

/s/ George R. Sutton George R. Sutton	Director	November 15, 2017